FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For April 1, 2003

Cableuropa, S.A.U.

(Translation of registrant’s name into English)

Edificio Belagua, calle Basauri 7

Urbanización La Florida

28023 Aravaca

Madrid, Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                  .

EXHIBIT TO THE AMENDMENT AGREEMENT DATED 13 FEBRUARY 2003

8 AUGUST 2001

(as amended and restated by an Amendment Agreement dated 13 February 2003)

€750,000,000 SENIOR FACILITY AGREEMENT

between

CABLEUROPA, S.A.U.

as agent of the Obligors

CABLEUROPA, S.A.U.

and

THE MEMBERS OF THE CABLEUROPA GROUP NAMED

as Borrowers

CABLEUROPA, S.A.U.

and

THE MEMBERS OF THE CABLEUROPA GROUP NAMED

as Guarantors

BANC OF AMERICA SECURITIES LIMITED

BARCLAYS CAPITAL

BNP PARIBAS SUCURSAL EN ESPANA, S.A.

CIBC WORLD MARKETS PLC

CRÉDIT LYONNAIS S.A.

DEUTSCHE BANK AG LONDON

FORTIS BANK S.A./N.V.

SALOMON BROTHERS INTERNATIONAL LIMITED

SCOTIABANK EUROPE PLC

TD BANK EUROPE LIMITED

THE GOVERNOR AND COMPANY OF THE BANK OF SCOTLAND

and

THE ROYAL BANK OF SCOTLAND PLC

as Lead Arrangers

BANC OF AMERICA SECURITIES LIMITED

as Agent

BANC OF AMERICA SECURITIES LIMITED

as Security Agent

and

THE LENDERS

Latham & Watkins

99 Bishopsgate

London  EC2M 3XF

TABLE OF CONTENTS

1	INTERPRETATION

2	THE FACILITIES

3	CONDITIONS PRECEDENT

4	DRAWDOWN

5	REPAYMENT

6	CANCELLATION

7	VOLUNTARY PREPAYMENT

8	MANDATORY PREPAYMENT

9	INTEREST PERIODS

10	INTEREST RATES

11	MARKET DISRUPTION

12	COMMISSIONS AND FEES

13	TAXES

14	INCREASED COSTS

15	ILLEGALITY

16	MITIGATION

17	REPRESENTATIONS AND WARRANTIES

18	FINANCIAL INFORMATION

19	FINANCIAL AND PERFORMANCE COVENANTS

20	COVENANTS

21	SECURITY

22	EVENTS OF DEFAULT

23	DEFAULT INTEREST

24	GUARANTEE AND INDEMNITY

25	AGENCY PROVISIONS

26	INDEMNITIES

27	BROKEN FUNDING AND CURRENCY INDEMNITIES

28	CURRENCY OF ACCOUNT

29	PAYMENTS

30	SET-OFF

31	REDISTRIBUTION OF PAYMENTS

32	CALCULATIONS AND EVIDENCE OF DEBTS

33	ASSIGNMENTS AND TRANSFERS

34	COSTS AND EXPENSES

i

ii

THIS AGREEMENT is made on 8 August 2001, as amended and restated pursuant to the terms of the Amendment Agreement, between the following parties

(1)                                 CABLEUROPA, S.A.U. as agent and representative of each Obligor (“Cableuropa”)

(2)                                 CABLEUROPA and EACH COMPANY LISTED AS A BORROWER IN PART I OF SCHEDULE 1 (the “Borrowers”)

(3)                                 CABLEUROPA and EACH COMPANY LISTED AS A GUARANTOR IN PART II OF SCHEDULE 1 (the “Guarantors”)

(4)                                 BANC OF AMERICA SECURITIES LIMITED, BARCLAYS CAPITAL, BNP PARIBAS SUCURSAL EN ESPANA, S.A., CIBC WORLD MARKETS PLC, CRÉDIT LYONNAIS S.A., DEUTSCHE BANK AG LONDON, FORTIS BANK S.A./N.V., SALOMON BROTHERS INTERNATIONAL LIMITED, SCOTIABANK EUROPE PLC, TD BANK EUROPE LIMITED, THE GOVERNOR AND COMPANY OF THE BANK OF SCOTLAND and THE ROYAL BANK OF SCOTLAND PLC (the “Lead Arrangers”)

(5)                                 BANC OF AMERICA SECURITIES LIMITED (the “Agent”)

(6)                                 BANC OF AMERICA SECURITIES LIMITED (the “Security Agent”)

(7)                                 THE LENDERS (as defined below)

In the presence of a Madrid Notary Public (Notario), Mr. Fernando Molina Stranz, whose intervention has been required by the parties hereto, IT IS AGREED as follows

1                                         INTERPRETATION

1.1                               Definitions    In this Agreement the following terms have the meanings given to them in this Clause 0, except where the context otherwise requires.

“A Advance” means an advance made or to be made under Facility A by the Facility A Lenders hereunder or the principal amount thereof outstanding from time to time.

“A Loan” means, at any time, the aggregate amount of the A Advances then outstanding.

“Acquired Securities” means Securities with an aggregate face value of approximately €502,780,000 (or its equivalent at exchange rates utilised for the purposes of the Tender Offer) that were purchased by Holdco either in the Tender Offer or by way of open market purchases prior to the launch of the Tender Offer.

“Advances” means the A Advances, the B Advances, the C Advances, the D Advances and the E Advances or any of them as the context so requires.

“Affected Assets” means those assets necessary to provide public cable telecommunications services under a Licence Concession, as detailed in the separate documents attached to the documentation formalising the relevant Licence Concession and which must be validated by the relevant acceptance certificates (certificados de aceptación) in accordance with the provisions of Act 31/1987, of 18 December, on Telecommunications and its implementing regulations and the provisions of the Telecommunications and Cable Laws or by those certificates that, according to the applicable European law, have an equivalent effect.

“Affiliate” means, in respect of a company or corporation, a company or corporation which is the Subsidiary or Holding Company, or a Subsidiary of a Holding Company, of that company or corporation.

“Agreed Business Plan” means, in relation to any date, the business plan relating to the Project covering a period of at least 8 years from the beginning of the calendar year in which that date falls (and, in any event, covering the period ending on 31 December 2010), set out on a quarterly basis, including the financial model for the Project, and in a form agreed between Cableuropa and the Agent (as amended from time to time with the approval in writing of the Agent, acting upon the instructions of an Instructing Group), being on the date of the Amendment Agreement the business plan approved by the Agent (acting upon the instructions of an Instructing Group) in accordance with the terms of a consent letter from the Agent to Cableuropa dated on or about the date of the Amendment Agreement.

“Alcatel” means Alcatel Participations, a French “société anonyme” whose registered address is 54 rue La Boëtie, 75008 Paris, France and whose registered number is RCS 333 150 043 Paris.

“Alcatel España” means Alcatel España S.A..

“Alcatel Guarantee” means the guarantee governed by English law entered into by Alcatel, the Agent and each of the Facility A Lenders on 8 August 2001 pursuant to the terms of which Alcatel provided a guarantee of all amounts outstanding from time to time under Facility A on the terms, and subject to the conditions, set out therein (and which was subsequently released pursuant to the terms of a deed of release dated 15 October 2002).

“Alcatel Supply Agreement” means the agreement for the supply of equipment dated 14 June 2001 between, amongst others, Alcatel España and each Obligor (other than ONONet Comunicaciones, S.A.).

“Amendment Agreement” means the amendment agreement dated 13 February 2003 in respect of this Agreement and made between Cableuropa and the Agent as intervened by Mr. Fernando Molina Stranz.

“Annual Budget” means a financial budget set out on a monthly basis for the Obligors in a form agreed with the Agent from time to time.

“Asset Sale” means any sale, lease, transfer or other disposal, by one or more transactions or series of transactions (whether related or not), of the whole or any part of the assets of any Obligor in accordance with Clause 20.2(b) (Disposals).

“Auditors” means PricewaterhouseCoopers or such other internationally recognised firm of independent auditors acceptable to the Agent (acting reasonably) and licensed to practise in Spain.

“Auditors’ Compliance Certificate” means a certificate substantially in the form set out in Part II of Schedule 6 (Form of Auditors’ Compliance Certificate).

“Available A Facility” means, at any time, the lesser of:

(a)                                  the aggregate amount of the Available Commitments relating to Facility A at such time;

(b)                                  the Maximum Available A/B Amount at such time less the aggregate of all A Advances and B Advances which are then outstanding; and

(c)                                  the Maximum Available Facilities Amount at such time less the aggregate of all Advances which are then outstanding.

“Available B Facility” means, at any time, the lesser of:

(a)                                  the aggregate amount of the Available Commitments relating to Facility B at such time;

(b)                                  the Maximum Available A/B Amount at such time less the aggregate of all A Advances and B Advances which are then outstanding; and

(c)                                  the Maximum Available Facilities Amount at such time less the aggregate of all Advances which are then outstanding.

“Available C Facility Amount” means, in respect of any Facility C Lender at any time, the lesser of:

(a)                                  the amount of the Available Commitment of such Facility C Lender at such time; and

(b)                                  the Maximum Available Facilities Amount at such time less the aggregate of all Advances which are then outstanding.

“Available D Facility” means, at any time, the lesser of:

(a)                                  the aggregate amount of the Available Commitments relating to Facility D at such time;

(b)                                  (at any time until 30 June 2005) the Maximum Available D/E Amount at such time less the aggregate of all D Advances and E Advances which are then outstanding; and

(c)                                  the Maximum Available Facilities Amount at such time less the aggregate of all Advances which are then outstanding.

“Available E Facility” means, at any time, the lesser of:

(a)                                  the aggregate amount of the Available Commitments relating to Facility E at such time;

(b)                                  (at any time until 30 June 2005) the Maximum Available D/E Amount at such time less the aggregate of all D Advances and E Advances which are then outstanding; and

(c)                                  the Maximum Available Facilities Amount at such time less the aggregate of all Advances which are then outstanding.

“Available Commitment” means, in relation to a Lender and a Facility at any time and save as otherwise provided herein, its Commitment in relation to such Facility at such time less the aggregate of its portions of the Advances under such Facility which are then outstanding and not due for repayment on or prior to the proposed date for the making of the relevant Advance.

“Available Facility” means any of the Available A Facility, Available B Facility, Available D Facility and Available E Facility as the context so requires.

“Availability Period” means:

(a)                                  in respect of Facility A, the period starting on the date hereof and ending on the date which is one month prior to the Final Maturity Date in respect of Facility A;

(b)                                  in respect of Facility B, the period starting on the date hereof and ending on the date which is one month prior to the Final Maturity Date in respect of Facility B;

(c)                                  in respect of Facility C:

(i)                                    for CDP Capital-EuroMezz S.à R.L. in its capacity as a Facility C Lender, the period starting on the Conditions Subsequent Satisfaction Date and ending on the date which falls three Business Days after such date; and

(ii)                                for Harbourmaster Loan Corporation B.V. in its capacity as a Facility C Lender, the period starting on the date hereof and ending on the date which falls 20 Business Days after the date hereof;

(d)                                  in respect of Facility D, the period starting on the date hereof and ending on the date which falls 48 months after the date hereof; and

(e)                                  in respect of Facility E, the period starting on the date hereof and ending on the date which is one month prior to the Final Maturity Date in respect of Facility E.

“B Advance” means an advance made or to be made under Facility B by the Facility B Lenders hereunder or the principal amount thereof outstanding from time to time.

“B Loan” means, at any time, the aggregate amount of the B Advances then outstanding.

“Barclays Capital” shall be construed as a reference to Barclays Capital - the investment banking division of Barclays Bank PLC.

“Basle Paper” means the paper entitled “International Convergence of Capital Measurement and Capital Standards” dated July 1988 and prepared by the Basle Committee on Banking Regulations and Supervision, as amended in November 1991.

“Beneficiary” means the Agent, the Security Agent (solely as agent for the Secured Creditors), any Lead Arranger and any Lender.

“Business Day” means a day (other than a Saturday or Sunday) on which the Trans-European Automated Real-time Gross Settlement Express Transfer payment system (or, if such clearing system ceases to be operative, such other clearing system (if any) determined by the Agent to be a suitable replacement) is open for the settlement of payments in euros and banks generally are open for business in Madrid and London.

“C Advance” means an advance made or to be made under Facility C by the Facility C Lenders hereunder or the principal amount thereof outstanding from time to time.

“C Loan” means, at any time, the aggregate amount of the C Advances then outstanding.

“Cableuropa Share Pledge” means a deed of pledge of shares (póliza de pignoración de acciones) in Cableuropa entered into between the Security Agent and Holdco on 2 January 2002.

“Cancellation Amendments” means the amendments to the Existing High Yield Debt Documents required as a result of the cancellation of the Acquired Securities in accordance with Clause 20.1(q)(iii)(C) (High Yield Debt Issue), being substantially those needed to be made to the Subordinated Loan Agreements to enable the Issuer’s funding and audit costs to be paid by it so that it remains in profit for tax purposes.

“Capital Expenditure” means cash expenditure on property, plant and equipment that would be treated as capital expenditure in accordance with the accounting policies, practices and procedures adopted in the preparation of the Original Financial Statements.

“Cash Pool Agreement” means the cash pool agreement dated 1 July 1999 and made between, among others, Cableuropa and the Obligors (or any replacement agreement on substantially similar terms).

“Civil Works Contracts” means the Civil Works Contract dated 29 November 2001 between Ferrovial, S.A., Valencia de Cable, S.A., Mediterránea Norte Sistemas de Cable, S.A., Mediterránea Sur Sistemas de Cable, S.A., Región de Murcia de Cable, S.A. and Cableuropa.

“Commitment” means, in relation to a Lender and a Facility at any time and save as otherwise provided herein:

(a)                                  in relation to a Lender identified in Part III of Schedule 1 (The Lenders and Commitments), the amount set opposite its name in Part III of Schedule 1 (The Lenders and Commitments) in relation to such Facility and the amount of any other Commitment in respect of such Facility transferred to it under this Agreement; or

(b)                                  in relation to any other Lender, the amount of any Commitment in respect of such Facility transferred to it under this Agreement,

to the extent not cancelled, reduced or transferred by it hereunder and provided that for the purposes of determining the Commitment of any Lender under Facility D at any time prior to the Facility A/B Discharge Date for the purposes of the definitions of “Instructing Group”, “Proportion” and “Total Commitments”, the amount set opposite its name in respect of Facility D shall be deemed reduced by the amount (if any) set opposite its name in respect of Facilities A and B to the extent not cancelled or reduced in accordance with the terms hereof.

“Compliance Certificate” means a certificate substantially in the form of Part I of Schedule 6 (Form of Compliance Certificate) delivered to the Agent pursuant to Clause 0 (Compliance Certificates).

“Conditions Subsequent Satisfaction Date” means the date upon which the Agent has confirmed that it has received all of the documents and other evidence listed in Part II of Schedule 3 (Condition Subsequent Documents) in form and substance satisfactory to it.

“Confidentiality Undertaking” means a confidentiality undertaking substantially in a recommended form of the Loan Market Association as set out in Schedule 14 (Form of Confidentiality Undertaking) or in any other form agreed in writing between Cableuropa and the Agent.

“Consolidated Annualised EBITDA” means, as at the end of any calendar quarter, four times the EBITDA of the Obligors for such calendar quarter.

“Consolidated Net Income” means, in respect of any period, the net profit after tax (beneficios netos después de impuestos) of the Obligors for such period as shown by the most recent financial statements delivered to the Agent under Clause 18.2 (Quarterly Statements).

“Cumulative EBITDA Over-performance” means, in respect of any period of 12 months, the amount by which EBITDA of the Obligors for such period is in excess of the projected EBITDA of the Obligors contained in the Agreed Business Plan for such period (and for the avoidance of doubt in the event that EBITDA of the Obligors for such period is equal to or less than the projected EBITDA of the Obligors contained in the Agreed Business Plan for such period, Cumulative EBITDA Over-performance shall be €0), provided that:

(a)                                  for the 12 month period ending 31 March 2003, Cumulative EBITDA Over-performance shall be €0;

(b)                                  for the 12 month period ending 30 June 2003, Cumulative EBITDA Over-performance shall be the amount (if any) by which EBITDA of the Obligors for the quarter ending 31 March 2003 is in excess of the projected EBITDA of the Obligors contained in the Agreed Business Plan for such quarter;

(c)                                  for the 12 month period ending 30 September 2003, Cumulative EBITDA Over-performance shall be the amount (if any) by which EBITDA of the Obligors for the two quarters ending 30 June 2003 is in excess of the projected EBITDA of the Obligors contained in the Agreed Business Plan for such two quarters; and

(d)                                  for the 12 month period ending 31 December 2003, Cumulative EBITDA Over-performance shall be the amount (if any) by which EBITDA of the Obligors for the three quarters ending 30 September 2003 is in excess of the projected EBITDA of the Obligors contained in the Agreed Business Plan for such three quarters.

“D Advance” means an advance made or to be made under Facility D by the Facility D Lenders hereunder or the principal amount thereof outstanding from time to time.

“D Loan” means, at any time, the aggregate amount of the D Advances then outstanding.

“Derivative Assets” means all stocks, shares, warrants or other securities, rights, dividends, moneys, interest or other property whether of a capital or income nature accruing, offered, issued or deriving at any time (whether by way of dividend, bonus, redemption, exchange, purchase, substitution, conversion, consolidation, subdivision, preference, option or otherwise) attributable to any of the Investments or any Derivative Assets previously described.

“Designated Senior Debt” has the meaning given to such term in each of the indentures entered into by, among others, the Issuer and certain Obligors for the purposes of each Existing High Yield Debt Issue.

“Domestic Lender” means any bank or person described in paragraph (c) of Article 57 of Royal Decree 537/1997 of 14 April (Real Decreto 537/1997 de 14 de abril) as amended by Royal Decree 2717/1998 of 18 December (Real Decreto 2717/1998 de 18 de diciembre) and the second paragraph of Number 1 of Article 12 of Royal Decree 326/1999 of 26 February (Real Decreto 326/1999 de 26 de febrero).

“Drawdown Request” means a notice substantially in the form set out in Part I of Schedule 4 (Drawdown Request).

“E Advance” means an advance made or to be made under Facility E by the Facility E Lenders hereunder or the principal amount thereof outstanding from time to time.

“E Loan” means, at any time, the aggregate amount of the E Advances then outstanding.

“EBITDA” means, for any period, an amount equal to:

(a)                                  the sum of Consolidated Net Income for such period before minority interests (exclusive of any gain or loss realized in such period upon an Asset Sale), plus the following to the extent reducing Consolidated Net Income for such period:

(i)                                    the provision for taxes based on income or profits or utilized in computing net loss,

(ii)                                Total Interest Expense,

(iii)                            depreciation,

(iv)                               amortization of intangibles and

(v)                                   any other non-cash items (other than any such non-cash item to the extent that it represents an accrual of or reserve for cash expenditures in any future period),

minus

(b)                                  all non-cash items increasing Consolidated Net Income for such period (other than any such non-cash item to the extent that it will result in the receipt of cash payments in any future period), each as shown by the most recent financial statements delivered to the Agent under Clause 18.2 (Quarterly Statements) (or for the purposes of the definition of “Excess Cash Flow” only, as shown by the most recent financial statements delivered to the Agent under Clause 18.1(b) (Annual Statements)).

“Eligible Lender” means:

(a)                                  a bank or person which is resident for tax purposes in a Qualifying State which is not acting through a territory considered as a tax haven pursuant to Spanish law (currently set out in Royal Decree 1080/1991 of 5 July (Real Decreto 1080/1991 de 5 de julio)) nor through a permanent establishment in Spain to which this Agreement is allocated to; or

(b)                                  any Domestic Lender.

“Encumbrance” means:

(a)                                  a mortgage, charge, pledge, lien or other encumbrance securing any obligation of any person;

(b)                                  any arrangement under which money or claims to, or the benefit of, a bank or other account may be applied, set-off or made subject to a combination of accounts so as to effect payment of sums owed or payable to any person; or

(c)                                  any other type of preferential arrangement (including title transfer and retention arrangements) having a similar effect.

“Environmental Claim” means any claim, notice of violation, prosecution, demand, action, official warning, abatement or other order (conditional or otherwise), relating to Environmental Matters and any notification or order requiring compliance with the terms of any Environmental Licence or Environmental Law.

“Environmental Laws” means all or any laws, statutes, regulations, treaties, codes of practice and judgments of any governmental authority or agency or any regulatory body relating to Environmental Matters applicable to or binding on any Obligor, the Project or any other activities from time to time carried on by any Obligor or the occupation or use of any property owned, leased or occupied by any Obligor and “Environmental Law” means any of them.

“Environmental Licence” means any permit, licence, authorisation, consent or other approval required at any time by any Environmental Law in connection with the Project or any other activities from time to time carried on by any Obligor.

“Environmental Matters” means:

(a)                                  any generation, deposit, disposal, keeping, treatment, transportation, transmission, handling or manufacture of any waste or any Relevant Substance;

(b)                                  nuisance, noise, defective premises, health and safety at work or elsewhere; and

(c)                                  the pollution, conservation or protection of the environment (both natural and built) or of man or any living organisms supported by the environment (both natural and built).

“Equity Commitment Agreement” means the Equity Commitment Agreement entered into on 8 August 2001 (as amended and restated on 2 January 2002) between the Shareholders, Cableuropa and the Security Agent.

“Escrow Accounts” means each escrow account used for the deposit by the Issuer or any of the Obligors of certain monies required by the terms of any High Yield Debt Issue to be so deposited in order to meet certain interest payments under such High Yield Debt Issue.

“Escrow Amount” means all of the amounts standing to the credit of the escrow account established by Cableuropa as calculated on the date upon which the B Advance is made to fund part of the purchase of the Acquired Securities as contemplated by paragraph (f) of Clause 2.2 (Purpose and Application).

“EURIBOR” means, in relation to any amount owed by an Obligor hereunder on which interest for a given period is to accrue, the rate per annum for deposits in Euros which appears on the relevant page (as defined in Clause 1.6 (Screen Rates)) for such period at or about 11.00 am (Brussels time) on the Quotation Date for such period.

“Event of Default” means any circumstances described as such in Section 22 (Events of Default).

“Excess Cash Flow” means, in respect of any financial year, EBITDA calculated for the preceding financial year less:

(a)                                  Total Interest Expense in such preceding financial year;

(b)                                  scheduled cash repayments and/or prepayments of principal made under any Financial Indebtedness of the Group in such preceding financial year;

(c)                                  capital expenditure of the Group incurred in such preceding financial year; and

(d)                                  taxes paid in the relevant preceding financial year or payable during the current financial year.

“Excluded Companies” means Univertel Comunicaçôes Universais, S.A., Merlín Servicios Portadores, S.A., Hydra Servicios de Atención al Cliente, S.A., Argos Telecomunicaciones, S.A., Madrid Sistemas de Cable, S.A. and Sevilla Sistemas de Cable, S.A..

“Existing Facility” means the €225,000,000 senior facility dated 6 March 2000 and made between Cableuropa and the parties named therein as borrowers, Cableuropa and the parties named therein as guarantors, Bank of America International Limited, Barclays Capital, Citibank, N.A. and Toronto Dominion Bank Europe Limited as arrangers, Bank of America International Limited as agent and as security agent and the financial institutions named therein as banks.

“Existing High Yield Debt Issues” means each of:

(a)                                  the High Yield Debt Issue of US$407,700,000 issued by ONO Finance Plc on 6 May 1999 comprising US$275,000,000 13% notes due 2009 and equity value certificates evidencing at the date of issue the right to receive the value of 632.4057 ordinary shares of Cableuropa and €125,000,000 13% notes due 2009 and equity value certificates evidencing at the date of issue the right to receive the value of 305.1645 ordinary shares of Cableuropa;

(b)                                  the High Yield Debt Issue issued by ONO Finance Plc on 30 June 2000 comprising €200,000,000 14% notes due 2010; and

(c)                                  the High Yield Debt Issue of US$341,082,500 issued by ONO Finance Plc on 9 February 2001 comprising US$200,000,000 14% notes due 2011 and equity value certificates evidencing at the date of issue the right to receive the value of 9,779,025.70 ordinary shares of Cableuropa and €150,000,000 14% notes due 2011 and equity value certificates evidencing at the date of issue the right to receive the value of 6,898,246.97 ordinary shares of Cableuropa, each as amended pursuant to the terms and conditions of the Tender Offer.

“Existing High Yield Documents” means each document entered into by any Obligor or the Issuer in relation to each Existing High Yield Debt Issue (including for the avoidance of doubt and without limitation each Subordinated Loan Agreement entered into in respect of each Existing High Yield Debt Issue).

“Existing Purchases” means all purchases of equipment made and paid for by any Obligor under the Alcatel Supply Agreement between 1 April 2001 and the date upon which the initial A Advance is made pursuant to the terms hereof.

“Existing State Subsidies” means the three subsidised loans received by Cableuropa from the Spanish Ministry of Science and Technology (Ministerio de Ciencia y Tecnología) in the aggregate principal amounts of, respectively, €5,992,691.69, €5,248,000 and €5,829,000 on 28 December 2001, 17 December 2002 and 17 December 2002 respectively.

“Facilities” means Facility A, Facility B, Facility C, Facility D and Facility E and “Facility” means any one of them as the context so requires.

“Facility A” means the Euro revolving credit facility granted to the Borrowers pursuant to Clause 2.1(a) (Grant of the Facilities) of this Agreement.

“Facility A Lenders” means those Lenders listed in Part IIIA of Schedule 1 (The Lenders and Commitments) and any person which has become a party hereto for the purposes of participation in Facility A in accordance with the provisions of Clause 33.3 (Assignments and Transfers by Lenders) (in each case, other than one which has ceased to be a party hereto in accordance with the terms hereof).

“Facility A/B Discharge Date” means the date on which all Facility A Indebtedness and all Facility B Indebtedness have been unconditionally and irrevocably paid and discharged in full, no further Facility A Indebtedness or Facility B Indebtedness can arise under or in respect of any of the Facility Documents and none of the Beneficiaries is under any commitment, obligation or liability (whether actual or contingent) to make A Advances or B Advances or provide other financial accommodation in respect of Facility A or Facility B to any Obligor.

“Facility A Indebtedness” means all Indebtedness of all or any of the Obligors to all or any of the Beneficiaries in respect of Facility A.

“Facility B Indebtedness” means all Indebtedness of all or any of the Obligors to all or any of the Beneficiaries in respect of Facility B.

“Facility B” means the Euro revolving credit facility granted to the Borrowers pursuant to Clause 2.1(b) (Grant of the Facilities) of this Agreement.

“Facility B Lenders” means those Lenders listed in Part IIIB of Schedule 1 (The Lenders and Commitments) and any person which has become a party hereto for the purposes of participation in Facility B in accordance with the provisions of Clause 33.3 (Assignments and Transfers by Lenders) (in each case, other than one which has ceased to be a party hereto in accordance with the terms hereof).

“Facility C” means the Euro term loan facility granted to the Borrowers pursuant to Clause 2.1(c) (Grant of the Facilities) of this Agreement.

“Facility C Lenders” means those Lenders listed in Part IIIC of Schedule 1 (The Lenders and Commitments) and any person which has become a party hereto for the purposes of participation in Facility C in accordance with the provisions of Clause 33.3 (Assignments and Transfers by Lenders) (in each case, other than one which has ceased to be a party hereto in accordance with the terms hereof).

“Facility C Prepayment Premium” means an amount in Euros calculated in accordance with the table below:

Date of Prepayment	Facility C Prepayment Premium

On or prior to the first anniversary of the date hereof	3.00% of the amount prepaid

After the first anniversary hereof but on or prior to the second anniversary of the date hereof	2.00% of the amount prepaid

After the second anniversary hereof but on or prior to the third anniversary of the date hereof	1.00% of the amount prepaid

Following the third anniversary of the date hereof	0%.

“Facility D” means the Euro term loan facility granted to the Borrowers pursuant to Clause 2.1(d) (Grant of the Facilities) of this Agreement.

“Facility D Lenders” means those Lenders listed in Part IIID of Schedule 1 (The Lenders and Commitments) and any person which has become a party hereto for the purposes of participation in Facility D in accordance with the provisions of Clause 33.3 (Assignments and Transfers by Lenders) (in each case, other than one which has ceased to be a party hereto in accordance with the terms hereof).

“Facility E” means the Euro revolving credit facility granted to the Borrowers pursuant to Clause 2.1(e) (Grant of the Facilities) of this Agreement.

“Facility E Lenders” means those Lenders listed in Part IIIE of Schedule 1 (The Lenders and Commitments) and any person which has become a party hereto for the purposes of participation in Facility E in accordance with the provisions of Clause 33.3 (Assignments and Transfers by Lenders) (in each case, other than one which has ceased to be a party hereto in accordance with the terms hereof).

“Facility Document” means:

(a)                                  this Agreement;

(b)                                  any Security Document;

(c)                                  the Intercreditor Agreement;

(d)                                  any Fee Letter; and

(e)                                  any other agreement, document or deed agreed by the Agent and Cableuropa to be a “Facility Document” or which is entered into or provided under, or for the purpose of amending or novating, any of the above.

“Facility Office” means, in relation to the Agent, the office identified with its signature below, or in relation to a Lender, the office from time to time designated by it to the Agent for the purposes of this Agreement (being, in the case of a Transferee, that specified at the end of the Transfer Certificate to which it is a party as Transferee) or such other office as it may from time to time select.

“Fee Letter” means any letter or letters between any Obligor and any one or more Beneficiaries setting out any of the fees referred to in Clause D (Commissions and Fees).

“Final Maturity Date” means:

(a)                                  in relation to Facility A and Facility B, the date which is 36 months after the date of this Agreement; and

(b)                                  in relation to Facility C, Facility D and Facility E, 31 December 2008 or, if such day is not a Business Day, the immediately preceding Business Day.

“Finance Documents” means together the Facility Documents and the Permitted Hedging Agreements.

“Financial Completion” means the date that the Agent confirms in writing to Cableuropa that each of the conditions precedent in Part I of Schedule 3 (Condition Precedent Documents)  have been satisfied or waived in writing in accordance with Section 3 (Conditions Precedent).

“Financial Indebtedness” means, at any time, any Indebtedness (calculated without any double counting) in respect of:

(a)                                  money borrowed;

(b)                                  amounts raised by acceptance under any acceptance credit facility;

(c)                                  amounts raised pursuant to any note purchase facility or the issue of bonds, notes, debentures, loan stock or similar instruments;

(d)                                  accounts payable in the ordinary course of business which have been outstanding for more than 180 days since the due date (other than (i) the amount of those accounts which are the subject of a good faith dispute which is being duly contested in good faith and (ii) those accounts whose payment terms permit a payment period of more than 180 days and which do not accrue interest);

(e)                                  the amount of any liability in respect of leases or hire purchase contracts which would, in accordance with current accounting practice, be treated as finance or capital leases;

(f)                                    the amount of any liability in respect of any purchase price for assets or services the payment of which is deferred for a period in excess of 180 days in order to raise finance or to finance the acquisition of those assets or services;

(g)                                 amounts raised under any other transaction (including any forward sale or purchase agreement) having the commercial or accounting effect of a borrowing (otherwise than by the issue of non-redeemable share capital);

(h)                                 (other than for the purposes of the definitions of “Group Total Indebtedness” and “Total Group Senior Debt”) the net liability in respect of any Hedging Agreement; and

(i)                                    the amount of any liability (whether actual or contingent, future or present) in respect of any guarantee or indemnity in respect of the above.

“Franchise Area” means, in respect of each Borrower other than ONONet Comunicaciones, S.A. and Cableuropa, the franchise area or areas specified opposite such Borrower’s name in Part I of Schedule 1 (The Borrowers) and, in respect of Cableuropa, the franchise areas of the City of Albacete, the City of Cádiz, the Island of Mallorca, the City of Puerto de Santa María, the City of Huelva, the Provinces of Huelva and Cádiz, the Province of Cantabria and the City of Sanlúcar de Barrameda.

“Fully Funded Plan” means, at any time, that the funds immediately and unconditionally available to be drawn (but which have not yet been drawn) pursuant to Permitted Indebtedness incurred by the Obligors, together with the proceeds of Advances available to be drawn (but which have not yet been drawn) and cash at bank of the Obligors (in each case, without double counting) will be sufficient in an Instructing Group’s reasonable opinion to enable the Obligors to meet the expenditure requirements (i) of the Project incurred but not yet paid for as at that date and (ii) as contemplated by the Agreed Business Plan as required to be incurred on and from that date up to the Final Maturity Date in respect of Facilities C, D and E.

“Group” means Cableuropa and each other Obligor and, in each case, their respective Subsidiaries.

“Group Total Equity” means the total paid in equity (capital desembolsado), any issuance premium (prima de emisión) and any shareholder loans (including, for the avoidance of doubt, participating debt (préstamos participativos)) on Subordination Terms in each case paid into or made to any Obligor on a consolidated basis and as shown by the most recent financial statements delivered to the Agent under Clause 18.2 (Quarterly Statements).  For the avoidance of doubt, “Group Total Equity” shall be calculated so as to eliminate any double counting.

“Group Total Indebtedness” means, at any time, the total Financial Indebtedness (other than shareholder loans on Subordination Terms including, for the avoidance of doubt, participating debt (préstamos participativos)) of all Obligors on a consolidated basis as shown by the most recent financial statements delivered to the Agent under Clause 18.2 (Quarterly Statements) (or for the purposes of Clause 8.1(f) (Mandatory Prepayment) only, as shown by the most recent financial statements delivered to the Agent under Clause 18.1(b) (Annual Statements)).

“Hedge Counterparty” means each of:

(a)                                  Bank of America, N.A., The Toronto-Dominion Bank, Deutsche Bank AG London and any Lender (or Affiliate of any Lender) who has entered into a Hedging Agreement with one or more Obligors in accordance with the terms of Clause 20.2(v)(i) (Hedging) provided that such Lender or Affiliate is or has become a party to the Intercreditor Agreement in its capacity as a hedge counterparty; and

(b)                                  those persons who have entered into a Hedging Agreement with one or more Obligors in accordance with the terms of Clause 20.2(v)(ii) (Hedging) provided that such person (i) is or has become a party to the Intercreditor Agreement in its capacity as a hedge counterparty and (ii) is a Lender or an Affiliate of any Lender.

“Hedging Agreement” means:

(a)                                  a foreign exchange contract, currency swap, currency option, currency futures contract or like instrument; or

(b)                                  any interest rate swap, floor, cap, collar, forward rate agreement, interest futures contract or like instrument.

“High Yield Debt Documents” means each agreement, document or deed entered into by any member of the Group or by the Issuer in respect of any High Yield Debt Issue (including for the avoidance of doubt and without limitation each Subordinated Loan Agreement).

“High Yield Debt Issue” means:

(a)                                  each Existing High Yield Debt Issue; and

(b)                                  any other issue of Securities to the public or qualified investors to assist in funding the Project on the basis that the proceeds from the Securities (less any costs and expenses incurred in connection with that issue) are on-lent to Cableuropa, its Subsidiaries or the other Obligors (including if applicable being on-lent by Cableuropa to the other Obligors) under any Subordinated Loan Agreement or similar instrument, any such issue of Securities and any such Subordinated Loan Agreement to be on terms satisfactory to an Instructing Group acting reasonably (including that the liability of any member of the Group arising from or in connection with such issue is fully subordinated to the satisfaction of an Instructing Group (acting reasonably) behind amounts owing under the Facility Documents, as confirmed in writing to Cableuropa by the Agent, acting on the instructions of an Instructing Group, Provided that for the avoidance of doubt an Instructing Group will be deemed to be satisfied with the terms of the subordination of any such issue of Securities and with the terms of any such Subordinated Loan Agreement in the event that the terms of such subordination are similar in all material respects to such terms in the Existing High Yield Debt Issues and that the terms of such Subordinated Loan Agreement are similar in all material respects to the terms of any Subordinated Loan Agreement entered into prior to the date hereof in respect of any Existing High Yield Debt Issue).

“Holdco” means Grupo Corporativo ONO, S.A. (formerly known as Elfos Comunicaciones, S.A.).

“Holdco Loan” means the subordinated loan in an aggregate principal amount of €98,464,210 to be made by Holdco to Cableuropa pursuant to the terms of a loan agreement dated on or about the date of the Amendment Agreement between Holdco and Cableuropa, such subordinated loan to be made in order to fund (together with a B Advance made in accordance with Clause 2.2(f) (Purpose and Application) and the Escrow Amount) the purchase by the relevant Obligors of the Acquired Securities from Holdco in accordance with Clause 20.2(d)(vi) (Financial Accommodation).

“Holding Company” of a company or corporation means any company or corporation of which the first-mentioned company or corporation is a Subsidiary.

“Homes Passed” means the aggregate number of homes in the Franchise Areas which are passed by a cable either on the façade or below ground or in relation to which an adjacent building has had a horizontal cable installed provided that (a) it is not necessary to perform any additional civil work in order to provide service to such homes; and (b) the terminal node to which each such home is connected is activated.

“Indebtedness” means any obligation (whether incurred as principal or as surety) for the payment or repayment of money, whether present or future, actual or contingent.

“Information Memorandum” means the document dated June 2001 concerning, amongst others, the Obligors which, at their request and on their behalf, was prepared in relation to this transaction and distributed by the Lead Arrangers to selected banks and persons.

“Instructing Group” means:

(a)                                  for all purposes other than those specified in paragraph (b) below, a Lender or group of Lenders whose Commitments amount (or, if each Lender’s Commitment has been reduced to zero, did immediately before such reduction to zero, amount) in aggregate to more than 66 2/3  per cent of the Total Commitments; and

(b)                                  for the purposes of instructing the Agent to declare the Advances or any one or more of them to be due and payable on demand pursuant to Clause 22.1 (Events of Default) or for the purposes of instructing the Agent to call for repayment of the Advances or any one or more of them pursuant to Clause 22.2 (Acceleration), a Lender or group of Lenders to whom in aggregate more than 66 2/3 per cent of the Loans are owed.

“Intellectual Property Rights” means any patent, trade mark, service mark, registered design, trade name or copyright required to carry on the business of constructing, maintaining, using or operating a Network.

“Interconnection Agreement” means each of those agreements set out in Part II of Schedule 8 (Interconnection Agreements).

“Intercreditor Agreement” means the Security Agency and Intercreditor Agreement entered into on 8 August 2001, and amended pursuant to the terms of an amendment agreement dated 5 November 2001, between the parties hereto and the Hedge Counterparties named therein.

“Interest Period” means, in relation to any Advance, any of those periods mentioned in Section 9 (Interest Periods) and, in relation to any unpaid sum referred to in Clause 23.1 (Default Interest Periods), each period determined in accordance therewith.

“Investments” means shares, stock and debentures (including debenture stock, loan stock, bonds, notes and certificates of deposit), warrants, options or other rights to subscribe for, purchase, call for delivery of or otherwise acquire shares, stock or debentures, all rights relating to shares, stock or debentures which are deposited with, or registered in the name of, any depositary, custodian, nominee, clearing house or system, investment manager or other similar person whether or not on a fungible basis (including rights against any such person) and any other securities in, of or created by any person, in each case along with any Derivative Assets.

“Issuer” means, in relation to the Existing High Yield Debt Issues, ONO Finance Plc and, in relation to any other High Yield Debt Issue, the issuer of Securities thereunder.

“Lender” means:

(a)                                  any person named in Part III of Schedule 1 (The Lenders and Commitments); or

(b)                                  any person which has become a party hereto in accordance with the provisions of Clause 33.3 (Assignments and Transfers by Lenders),

(in each case, other than one which has ceased to be a party hereto in accordance with the terms hereof) and “Lenders” shall be construed as meaning the Facility A Lenders, the Facility B Lenders, the Facility C Lenders, the Facility D Lenders and the Facility E Lenders.

“Licence” means all of the right, title, interest and obligations of a Borrower in, to and under any Licence Concession.

“Licence Concession” means:

(a)                                  each concession, as the same may be amended from time to time pursuant to the terms of the Telecommunications and Cable Laws, granted by the Spanish Minister for Development (Ministro de Fomento) to an Obligor relating to the provision of cable television and certain other audio-visual services in a Franchise Area under the terms of the relevant concession agreement between that Obligor and the Spanish Minister for Development (Ministro de Fomento) referred to in Schedule 10 (Licence Concessions) and under the terms of the Telecommunication and Cable Laws; and

(b)                                  each licence, as the same may be amended from time to time pursuant to the terms of Telecommunications and Cable Laws, granted by the relevant administrative authorities to an Obligor relating to the construction and operation of a public telecommunications network and the provision of fixed-line telephony services available to the public in a Franchise Area under the terms of the relevant licence document issued by the relevant administrative authority referred to in Schedule 10 (Licence Concessions) and under the terms of the Telecommunication and Cable Laws.

“Loan” means the aggregate principal amount of the A Loan, the B Loan, the C Loan, the D Loan and the E Loan for the time being outstanding hereunder or any of them as the context so requires and “Loans” shall be construed to mean each of them respectively.

“Management Contract” means each agreement relating to the management of the Borrowers between:

(a)                                  Spaincom and Cableuropa;

(b)                                  Cableuropa and each other Borrower; or

(c)                                  Cableuropa and Holdco.

“Mandatory Costs” means, in relation to any Advance or unpaid sum, the rate determined in accordance with Schedule 5 (Mandatory Costs).

“Margin” means:

(a)                                  in respect of Facility C, 4.50 per cent per annum; and

(b)                                  in respect of each Facility other than Facility C, 3.50 per cent per annum at all times up to and including the last day of the relevant calendar quarter in which the Obligors have achieved two consecutive calendar quarters of positive EBITDA (as determined by reference to each Compliance Certificate delivered to the Agent pursuant to Clause 18.4 (Compliance Certificates)) and thereafter the percentage rate per annum as determined and adjusted (upwards or downwards as the case may be) by reference to each Compliance Certificate delivered to the Agent pursuant to Clause 18.4 (Compliance Certificates) so that the Margin in relation to Advances under each such Facility shall be the rate per annum set out in Column 2 below opposite the range of ratios in which the ratio of Group Total Indebtedness to Consolidated Annualised EBITDA certified in such Compliance Certificate falls.

Column 1 Ratio of Group Total Indebtedness to Consolidated Annualised EBITDA	Column 2 Margin

Greater than or equal to 9.00:1.00	3.25%

Less than 9.00:1.00 but greater than or equal to 7.00:1.00	3.00%

Less than 7.00:1.00 but greater than or equal to 6.00:1.00	2.50%

Less than 6.00:1.00 but greater than or equal to 5.00:1.00	2.25%

Less than 5.00:1.00 but greater than or equal to 4.00:1.00	2.00%

Less than 4.00:1.00 but greater than or equal to 3.00:1.00	1.50%

Less than 3.00:1.00	1.00%

Provided further that for the purposes of this paragraph (b):

(i)                                     any adjustment to the Margin pursuant to the provisions set out above shall apply to the Margin with respect to any Advance outstanding on the date upon which a Compliance Certificate is delivered to the Agent and shall take effect from the last day of the calendar quarter to which such Compliance Certificate relates;

(ii)                                  if and for so long as an Event of Default has occurred and is continuing after the commencement of the determination of the Margin pursuant to the above table, the Margin shall be 3.25 per cent per annum;

(iii)                               the Margin may increase and decrease in accordance with the above; and

(iv)                              computations made relating to the financial tests set out above shall be made on a consistent basis with those made for the purposes of Section 19 (Financial and Performance Covenants) below.

“Material Adverse Effect” means:

(a)                                  a material adverse effect on an Obligor’s ability to perform and comply with any of its obligations under the Facility Documents or on its business or financial condition; or

(b)                                  a material adverse effect on the legality, binding nature, validity or enforceability of the relevant Facility Document, the security of the Secured Creditors or ranking of that security.

“Material Documents” means each of those documents set out in Part I of Schedule 8 (Material Documents) and any other agreement, document or deed entered into by any Obligor after the date hereof which is material to the Project and which is designated by the Agent (acting reasonably and upon consideration in good faith of any reasonable representations made by Cableuropa) to be a “Material Document”.

“Maximum A/B Commitment” means, at any time, the lesser of:

(a)                                  the aggregate amount of the Commitments relating to Facility A and Facility B at such time;

(b)                                  the Maximum Available A/B Amount at such time; and

(c)                                  the Maximum Available Facilities Amount at such time.

“Maximum D/E Commitment” means, at any time, the lesser of:

(a)                                  the aggregate amount of the Commitments relating to Facility D and Facility E at such time;

(b)                                  the Maximum Available D/E Amount at such time; and

(c)                                  the Maximum Available Facilities Amount at such time.

“Maximum Available A/B Amount” means the maximum aggregate principal amount that may be outstanding at any time under Facilities A and B being, during each period set out under the first column below, the corresponding amount set out in the second column:

Period	Maximum Available A/B Amount (€)

Period ending on the Conditions Subsequent Satisfaction Date	85,000,000

The Conditions Subsequent Satisfaction Date to 30 April 2003 (inclusive)	380,000,000

1 May 2003 to 31 July 2003 (inclusive)	280,000,000

1 August 2003 to 31 October 2003 (inclusive)	205,000,000

1 November 2003 to 31 January 2004 (inclusive)	155,000,000

Thereafter	55,000,000.

“Maximum Available D/E Amount” means the maximum aggregate principal amount that may be outstanding at any time under Facilities D and E, being an amount in Euros calculated by multiplying the Consolidated Annualised EBITDA (as measured at the end of the most recently ended quarter for which quarterly financial information has been delivered hereunder) at such time by the number set out in the second column below against the Quarter Day which is the last day of such most recent quarter:

Quarter Day	Multiple of Consolidated Annualised EBITDA

Each Quarter Day from the date hereof to 30 June 2003 (inclusive)	6.50	x

30 September 2003	6.00	x

31 December 2003	6.00	x

31 March 2004	5.50	x

30 June 2004	5.00	x

30 September 2004	4.50	x

31 December 2004	4.00	x

31 March 2005	3.50	x

30 June 2005	3.50	x.

“Maximum Available Facilities Amount” means the maximum aggregate principal amount that may be outstanding at any time under the Facilities being during each period set out under the first column below, the corresponding amount set out in the second column:

Period	Maximum Available Facilities Amount (€)

Period ending 31 December 2001	240,000,000

1 January 2002 to 30 June 2002 (inclusive)	285,000,000

1 July 2002 to 31 December 2002 (inclusive)	445,000,000

1 January 2003 to 31 March 2003 (inclusive)	425,000,000

1 April 2003 to 30 June 2003 (inclusive)	525,000,000

1 July 2003 to 30 September 2003 (inclusive)	625,000,000

1 October 2003 to 31 December 2003 (inclusive)	675,000,000

Thereafter	750,000,000.

“Monthly Statements” means the monthly statements prepared by Cableuropa and delivered to the Agent pursuant to Clause 0 (Monthly Statements).

“Necessary Authorisations” means all material approvals, authorisations and licences from, all rights granted by and all filings, registrations and agreements with any person including any government or other regulatory authority (including the Licences and Environmental Licences) necessary for the financing, construction, maintenance and operation of the Project, any Licence, any Network, any Advance or any other business permitted by the terms of this Agreement.

“Net Proceeds” means the total cash proceeds received by any Obligor from (a) any initial public offering or other issuance of equity made by any member of the Group which is not subscribed for by any Obligor and (b) any incurrence of Subordinated Debt by Cableuropa pursuant to the terms of the Equity Commitment Agreement, in each case less (x) the aggregate amount of all costs and expenses incurred by the relevant member of the Group in relation thereto and (y) in the case of any initial public offering, the aggregate amount of any payments to the Issuer pursuant to the terms of the equity value certificates issued pursuant to the terms of any Existing High Yield Debt Issue.

“Net Revenue” means, for any period, all revenues received by the Obligors that would, in conformity with the accounting policies, practices and procedures applied in the preparation of the Original Financial Statements, be included on the consolidated income statement of the Group as revenue for such period.

“Network” means a cable telecommunications network to be constructed and operated by or on behalf of a Borrower in a Franchise Area in accordance with the relevant Licence Concession.

“Network Design Contracts” means the Provision of Design Services Contract dated 3 April 1998 (as amended on 4 February 2000) between CH2M Hill España S.L., CH2M Hill United Kingdom and Cableuropa and the Provision of Program Management Services Contract dated 3 April 1998 (as amended on 4 February 2000) between CH2M Hill España S.L., CH2M Hill United Kingdom and Cableuropa.

“Obligors” means the Borrowers and the Guarantors.

“ONO Trademark Mortgage” means the mortgage over the trade marks using the term “ONO” by Cableuropa in favour of the Secured Creditors.

“Original Financial Statements” means the audited consolidated financial statements of the Group for the financial year ended 31 December 2000.

“Permitted Encumbrance” means any Encumbrance:

(a)                                  created or permitted under the Facility Documents;

(b)                                  created in respect of a Permitted Hedging Agreement as permitted pursuant to the terms of Clause 20.2(v)(Hedging);

(c)                                  arising by operation of law in the ordinary course of business;

(d)                                  which consists of retention of title provisions in the ordinary course of business on normal commercial terms provided that the amount of indebtedness secured shall be discharged within the shorter of:

(i)                                    180 days; and

(ii)                                the time prescribed by the terms of supply of the relevant goods or services or any other timescale that represents normal business practice;

(e)                                  created with the consent of an Instructing Group;

(f)                                    on credit rights or receivables from tax authorities used to secure a VAT Facility or constituting a pledge of any bank accounts into which only proceeds from them are deposited;

(g)                                 created over any Escrow Account;

(h)                                 over any assets acquired by an Obligor after the date hereof, where such Encumbrance is in existence at the time of, and was not created in contemplation of or in connection with, such acquisition, provided that the amounts secured are not thereafter increased and that any Encumbrance permitted by this paragraph (h) shall be discharged within 360 days of the date upon which the assets subject to such Encumbrance were acquired;

(i)                                    in the case of any entity which becomes a Subsidiary of any Obligor after the date hereof, existing over its assets at the time it becomes such a Subsidiary, provided that (i) the Encumbrance was not created in contemplation of or in connection with it becoming a Subsidiary; (ii) the amount secured is not thereafter increased; and (iii) (unless otherwise agreed by the Agent acting on the instructions of an Instructing Group) any Encumbrance permitted by this paragraph (i) shall be discharged within 360 days of the date upon which the entity subject to such Encumbrance was acquired;

(j)                                    created over deposits to secure obligations under social security or similar laws of mandatory compliance;

(k)                                over real estate acquired from the proceeds of Financial Indebtedness incurred as permitted pursuant to paragraph (g) of the definition of Permitted Indebtedness; or

(l)                                    which arises in connection with any cash management, cash pooling, set-off or netting arrangements made between banks or financial institutions and any Obligor in the ordinary course of business.

“Permitted Hedging Agreements” means each Hedging Agreement entered into between a Hedge Counterparty and an Obligor pursuant to and in accordance with the terms of Clause 20.2(v) (Hedging).

“Permitted Holder” means:

(a)                                  GE Capital, Bank of America Corporation, Caisse de dépôt et placement du Québec, Banco Santander Central Hispano, S.A., Grupo Ferrovial S.A., Grupo Multitel, S.A.,

MediaOne Group or any person of which the foregoing legally and beneficially own, individually or collectively with any of the foregoing, at least 66 2/3% of the total voting power of the issued share capital of such person; and

(b)                                  any person acting in the capacity of an underwriter in connection with a public or private offering of Cableuropa’s issued share capital.

“Permitted Indebtedness” means Financial Indebtedness incurred or to be incurred by any Obligor:

(a)                                  under any Material Document or Facility Document;

(b)                                  under or in connection with:

(i)                                    any Existing High Yield Debt Issue or any refinancing thereof in accordance with the terms of Clause 20.1(q)(iii)(B) (High Yield Debt Issue); and

(ii)                                any High Yield Debt Issue made after the date hereof provided that (x) the total aggregate proceeds of all such High Yield Debt Issues (net of any amounts deposited in an escrow account as referred to in sub-clause (z) below) are less than or equal to €100,000,000; (y) the terms of any such High Yield Debt Issue are not materially worse than the terms of each of the Existing High Yield Debt Issues (including without limitation that the final maturity date in respect thereof is later than the Final Maturity Date in respect of Facilities C, D and E); and (z) at least the first four semi-annual interest payments in respect of any such High Yield Debt Issue are paid utilising monies received from such High Yield Debt Issue which have been deposited into an escrow account of the Issuer or any of the Obligors opened for such purpose;

(c)                                  in connection with any Permitted Hedging Agreement or any other Hedging Agreement entered into in accordance with the terms of Clause 20.2(v) (Hedging);

(d)                                  any Subordinated Debt (i) in the case of Cableuropa, pursuant to the terms of the Equity Commitment Agreement and (ii) in the case of any other Obligor, from Cableuropa or any other Obligor;

(e)                                  under:

(i)                                    unsecured short and medium term debt existing at the date of this Agreement and listed in Part II of Schedule 11 (Existing Financial Indebtedness & Notarised Facilities), any additional unsecured Financial Indebtedness repayable within one year of being drawn down or any State Subsidies, provided that the maximum amount of Financial Indebtedness under this sub-paragraph (i) does not exceed €60,000,000; and

(ii)                                guarantees entered into from time to time (including without limitation those existing at the date of this Agreement and listed in Part I of Schedule 11 (Existing Financial Indebtedness & Notarised Facilities)) (excluding those needed to support the State Subsidies), provided that the maximum amount of Financial Indebtedness permitted under this sub-paragraph (ii) does not exceed €75,000,000.

(f)                                    under any VAT Facility;

(g)                                 for the purposes of the acquisition of real estate by any Obligor provided that all Financial Indebtedness incurred pursuant to this paragraph (g) does not in aggregate exceed €5,000,000;

(h)                                 in the case of Cableuropa, under the Holdco Loan;

(i)                                    under the terms of the Cash Pool Agreement, provided that on or prior to 28 February 2003 each Obligor’s rights thereunder are pledged in favour of the Security Agent (for and on behalf of the Beneficiaries) pursuant to the terms of a Security Document in form and substance satisfactory to the Security Agent (acting reasonably); and

(j)                                    any other Financial Indebtedness not otherwise permitted under the foregoing paragraphs incurred with the consent of an Instructing Group.

“Pledged Account” means any account in the name of an Obligor, and secured in favour of the Secured Creditors to the satisfaction of the Security Agent, maintained with a bank based (and through a branch located) in the European Union, Canada or the United States of America which has a Standard & Poor’s Ratings Service rating for its long term debt or obligations of at least BBB (or the equivalent rating by Moody’s Investors Service, Inc.).

“Potential Event of Default” means any event which would be reasonably likely to become (with the passage of time, the giving of notice, the making of any determination hereunder or any combination thereof) an Event of Default.

“Prepayment Option Notice” means a notice substantially in the form set out in Schedule 13 (Form of Prepayment Option Notice).

“Pro-Forma A Commitment” means in relation to a Lender at any time an amount in Euros calculated as follows:

Commitment of the relevant Lender
in respect of Facility A immediately
prior to the transfer of such
Pro-Forma A		Aggregate Commitments of		Commitment to each of Electro
Commitment	=	all of the Facility A Lenders	x	Banque and Alcatel N.V. on 15
(€)		at the time of calculation		October 2002
€125,000,000

“Proceedings” has the meaning given in Clause 18.10 (Proceedings).

“Programming Agreements” means:

(a)                                  the programming agreement dated 30 March 2001 and entered into between, amongst others, each of the Obligors (other than ONONet Comunicaciones, S.A.) and Audiovisual Sport, S.L.; and

(b)                                  the programming agreement dated 30 March 2001 and entered into between, amongst others, each of the Obligors (other than ONONet Comunicaciones, S.A.) and CanalSatélite Digital, S.L..

“Project” means the design, construction, maintenance, use, marketing, operation and administration of each cable telecommunications network or other Telecommunications Business by or on behalf of the Obligors, in each case in accordance with the Agreed Business Plan.

“Project Assets” means all or any material part of any business, undertaking, property, assets and revenues wherever situated which are owned, leased, licensed or otherwise acquired or used by any Obligor for the purposes of fulfilling their obligations under a Licence Concession or otherwise for the Project.

“Proportion” means, in relation to a Lender at any time:

(a)                                  whilst no Advances are outstanding hereunder, the proportion borne by its Commitment to the Total Commitments (or, if the Total Commitments are then zero, by its Commitment to the Total Commitments immediately prior to their reduction to zero); or

(b)                                  whilst at least one Advance is outstanding hereunder, the proportion borne by its share of the Loans to the Loans.

“Qualifying State” means (i) a member state of the European Union (other than Spain) or (ii) a state which has signed and ratified with Spain a treaty for the avoidance of double taxation giving residents of that state complete exemption from the imposition of any withholding or deduction for or on account of Spanish taxes on interest.

“Quarter Day” means 31 March, 30 June, 30 September and 31 December in any year.

“Quotation Date” means, in relation to any period for which an interest rate is to be determined hereunder, the day on which quotations would ordinarily be given by prime banks in the European Interbank Market for deposits in Euros for delivery on the first day of that period provided that, if for any such period quotations would ordinarily be given on more than one date, the Quotation Date for that period shall be the last of those dates.

“Reference Banks” means the principal London offices of ABN AMRO Bank N.V., HSBC Bank plc and Lloyds TSB Bank plc or such other bank or banks as may from time to time be agreed between Cableuropa and the Agent acting on the instructions of an Instructing Group.

“Refinancing” means any financing raised by an Obligor in order, among other things, to fully and finally repay all amounts owing by the Obligors under the Facility Documents.

“Relevant Substance” means any substance utilised or present within the Project or on or affecting the Project Assets (whether in solid or liquid form or in the form of a gas or vapour and whether alone or in combination with any other substance) which is capable of causing harm to man or any other living organism supported by the environment (both natural and built), or damaging the environment (both natural and built) or public health or welfare.

“Rollover Notice” means a notice substantially in the form set out in Part II of Schedule 4 (Rollover Notice).

“Secured Creditors” means each of the Beneficiaries and any Hedge Counterparty.

“Securities” means any notes or other securities issued under a High Yield Debt Issue.

“Security Document” means each of the documents listed in Schedule 7 (Security Documents) and any other agreement, deed or document from time to time executed in favour of the Beneficiaries (or any of them) and/or the Hedge Counterparties (or any of them) for the purpose of securing all or any of the Obligors’ obligations under the Facility Documents and/or under the Permitted Hedging Agreements entered into pursuant to and in accordance with Clause 20.2(v) (Hedging).

“Senior Interest Expense” means, in respect of any period, the aggregate amount of all interest, commission, fees and other financing costs (including expenses in respect of interest rate Permitted Hedging Agreements but for such purposes also taking into account any periodic payments receivable thereunder) accrued during such period in respect of all Total Group Senior Debt owed by each member of the Group and as shown by the most recent financial statements delivered to the Agent under Clause 18.2 (Quarterly Statements).

“Shareholders” means each of Spaincom, Cántabra de Inversiones, S.A.U., Ferrovial Telecomunicaciones, S.A., Grupo Multitel S.A. and VAL Telecomunicaciones, S.L..

“Shareholders Agreement” means the Shareholders Agreement dated 3 November 2000 between Cableuropa, Ferrovial Telecomunicaciones, S.A., Grupo Multitel, S.A., Cántabra de Inversiones, S.A., Spaincom, Santander Telecommunications, Inc., Global Telecom Investments, L.L.C., Baep Telecommunications Investments, L.L.C., Particitel International Limited Partnership and VAL Telecomunicaciones, S.L..

“Spaincom” means Spanish Telecommunications Limited S.à.r.l..

“Spaincom Letter Agreement” means the Spaincom Letter Agreement entered into on 8 August 2001 between the Spaincom Shareholders, Spaincom and the Security Agent.

“Spaincom Shareholders” means each of GE Capital Services Structured Finance Group, Inc., BAS Capital Funding Corporation and Capital Communications CDPQ Inc..

“State Subsidies” means:

(a)                                  each Existing State Subsidy; and

(b)                                  any other subsidised loans received by Cableuropa from the Spanish Ministry of Science and Technology (Ministerio de Ciencia y Tecnología) or similar body on terms similar in all material respects to the terms of the Existing State Subsidies.

“Subordinated Debt” means, at any time, any Financial Indebtedness which is on Subordination Terms and (unless (a) the Financial Indebtedness is expressly governed by Spanish law and (b) the Agent has received written notice at that time from both the borrower and lender of that Subordinated Debt that the Subordinated Debt has been entered into) in respect of which the provider of that Financial Indebtedness has, if necessary pursuant to the provisions of Clause 2.1 (Assignments) of Schedule 9 (Subordination Terms), entered into an agreement with the Agent on the Subordination Terms, provided that for the avoidance of doubt “Subordinated Debt” shall not include any Financial Indebtedness incurred under any Subordinated Loan Agreement.

“Subordinated Loan Agreements” means each agreement entered into for the purposes of on-lending the proceeds of any High Yield Debt Issue provided that the terms of such agreement are satisfactory to an Instructing Group acting reasonably (including that the liability of any member of the Group arising from or in connection with such agreement is fully subordinated to the satisfaction of an Instructing Group (acting reasonably) to amounts owing under the Facility Documents), Provided that for the avoidance of doubt an Instructing Group will be deemed to be satisfied with the terms of such Subordinated Loan Agreement and with the terms of such subordination in the event that the terms of such Subordinated Loan Agreement are similar in all material respects to the terms of any Subordinated Loan Agreement entered into for the purposes of the Existing High Yield Debt Issues and that the terms of such subordination are similar in all material respects to the terms of subordination contained in any Subordinated Loan Agreement entered into for the purposes of the Existing High Yield Debt Issues.

“Subordination Terms” means those terms for the subordination of Indebtedness set out in Schedule 9 (Subordination Terms).

“Subscriber” means a customer of an Obligor.

“Subsidiary” of a company or corporation means any company or corporation:

(a)                                  which is controlled, directly or indirectly, by the first-mentioned company or corporation; or

(b)                                  more than half the issued share capital of which is beneficially owned, directly or indirectly, by the first-mentioned company or corporation; or

(c)                                  which is a Subsidiary of another Subsidiary of the first-mentioned company or corporation,

and, for these purposes, a company or corporation shall be treated as being controlled by another if that other company or corporation is able to direct its affairs and/or to control the composition of its board of directors or equivalent body.

“Syndication” means the process of syndication by the Lenders as at the date of this Agreement of their rights, interests and obligations under the Facilities, which process ends once the Agent certifies in writing to Cableuropa that the process has been completed.

“Telecommunication and Cable Laws” means the Telecommunications General Law (Law 11/1998, dated 24 April 1998), the Cable Telecommunications Law (Law 42/1995, dated 22 December 1995) to the extent that it has not been repealed by Law 11/1998, and all other Spanish laws, statutes, regulations and judgments, and all other laws having effect in any part of Spain relating to telecommunications or cable television applicable to any Obligor or any business carried on by any Obligor.

“Telecommunications Business” means:

(a)                                  the business of operating or owning a licence, authorisation or concession to operate a cable or telephone or telecommunications or internet system or service principally in Spain; and

(b)                                  any business reasonably related, ancillary or complementary thereto, provided that the determination of what constitutes a Telecommunications Business shall be made in good faith by the Board of Directors of Cableuropa.

“Tender Offer” means the offer made by Holdco commencing on 20 November 2002 to purchase certain of the Securities issued in each Existing High Yield Debt Issue.

“Testing Period” means, as at the relevant Quarter Day, the period commencing on the first day of the financial year in which such Quarter Day falls and ending on the relevant Quarter Day.

“Total Commitments” means the aggregate for the time being of the Lenders’ Commitments.

“Total Capitalisation” means the sum of Group Total Indebtedness and Group Total Equity, provided that for the purposes of calculating Group Total Indebtedness the amount thereof shall be adjusted in order to exclude (a) the Holdco Loan and (b) any reduction thereof as a result of the purchase and subsequent cancellation of the Acquired Securities in accordance with the terms hereof.

“Total Group Senior Debt” means the sum of the Loans and all other Financial Indebtedness of the Obligors on a consolidated basis which ranks at least pari passu with the Loans and which is secured by any first ranking security granted over any of the assets of the Obligors (as determined by reference to the most recent financial statements delivered to the Agent pursuant to Clause 18.2 (Quarterly Statements)).  For the avoidance of doubt “Total Group Senior Debt” shall include all Financial Indebtedness of the Obligors under any VAT Facility.

“Total Interest Expense” means, in respect of any period, the aggregate amount of all interest, commission, fees and other financing costs (including expenses in respect of interest rate Permitted Hedging Agreements but for such purposes also taking into account any periodic payments receivable thereunder) accrued during such period in respect of all Financial Indebtedness owed by each Obligor and as shown by the most recent financial statements delivered to the Agent under Clause 18.2 (Quarterly Statements) (or for the purposes of the definition of “Excess Cash Flow” only, as shown by the most recent financial statements delivered to the Agent under Clause 18.1(b) (Annual Statements)) excluding any interest accrued during such period under any High Yield Debt Issue to the extent that such interest is paid or to be paid with amounts deposited in an Escrow Account.

“Transfer Certificate” means a certificate substantially in the form set out in Schedule 2 (Transfer Certificate) signed by a Lender, a Transferee and the Agent.

“Transferee” means a bank or other person to which a Lender seeks to transfer all or part of such Lender’s rights, benefits and obligations hereunder.

“Treaty” means the European Community Treaty as amended by the Treaty on European Union and as may, from time to time, be further amended or supplemented.

“VAT Account” means an account in the name of a Borrower into which only amounts drawn under a VAT Facility, refunds of VAT or payments due under a VAT Facility in the amount of VAT refunds set off against the amount of VAT invoiced by the Borrowers as stated in their respective VAT returns may be deposited and which is secured in favour of the provider of the VAT Facility under which funds were originally drawn to pay that VAT.

“VAT Facility” means the syndicated VAT credit facility executed by each of the Borrowers  (other than ONO Service Provider, S.A.) with a syndicate of Spanish banks on 18 July 2001 and any VAT credit facility entered into by a Borrower on terms approved by the Agent (acting on the instructions of an Instructing Group) for the purposes of refinancing or otherwise replacing the VAT credit facility entered into on 18 July 2001, provided that such approval will be deemed given if the terms of such VAT credit facility are substantially similar in all material respects to the terms of the syndicated VAT credit facility entered into on 18 July 2001 and that the aggregate principal amount thereof (being €78,131,573.57) is not thereby increased.

“2003 Amendment Date” means the date upon which the amendments to this Agreement set out in the Amendment Agreement become effective.

1.2                               Accounting Terms    All accounting expressions which are not otherwise defined herein shall be construed in accordance with generally accepted accounting principles in Spain.

1.3                               Interpretation    Any reference in this Agreement to:

the “Agent”, “Security Agent”, any “Lender” or any “Hedge Counterparty” shall be construed so as to include its and any subsequent successors, Transferees and assigns in accordance with their respective interests and, in the case of a Hedge Counterparty, any Lender which accedes to the Intercreditor Agreement in the capacity of a Hedge Counterparty pursuant to and in accordance with the provisions of this Agreement and the Intercreditor Agreement;

a Potential Event of Default or Event of Default is “continuing” if it has not been remedied or waived;

“the date hereof”, “the date of this Agreement” and similar references shall be construed as being a reference to 8 August 2001;

a “month” is a reference to a period starting on one day in a calendar month and ending on the numerically corresponding day in the next succeeding calendar month save that, where any such period would otherwise end on a day which is not a Business Day, it shall end on the next succeeding Business Day, unless that day falls in the calendar month succeeding that in which it would otherwise have ended, in which case it shall end on the immediately preceding Business Day  Provided that, if a period starts on the last Business Day in a calendar month or if there is no numerically corresponding day in the month in which that period ends, that period shall end on the last Business Day in that later month (and references to “months” shall be construed accordingly);

a “person” shall be construed as a reference to any person, firm, company, corporation, government, state or agency of a state or any association or partnership (whether or not having separate legal personality) of two or more of the foregoing;

“repay” (or any derivative form thereof) shall, subject to any contrary indication, be construed to include “prepay” (or, as the case may be, the corresponding derivative form thereof);

“tax” shall be construed so as to include any tax, levy, impost, duty or other charge of a similar nature (including any penalty or interest payable in connection with any failure to pay or any delay in paying any of the same);

“VAT” shall be construed as a reference to value added tax including any similar tax which may be imposed in place thereof from time to time;

a “wholly-owned Subsidiary” of a company or corporation shall be construed as a reference to any company or corporation which has no other members except that other company or corporation and that other company’s or corporation’s wholly-owned Subsidiaries or persons acting on behalf of that other company or corporation or its wholly-owned Subsidiaries; and

the “winding-up”, “dissolution” or “administration” of a company or corporation shall be construed so as to include any equivalent or analogous proceedings under the law of the jurisdiction in which such company or corporation is incorporated or any jurisdiction in which such company or corporation carries on business including the seeking of liquidation, winding-up, reorganisation, dissolution, administration, arrangement, adjustment, protection or relief of debtors.

1.4                               Currency Symbols    “€” and “Euro” denote the lawful currency of the member states of the European Union that adopt the single currency in accordance with the Treaty.

1.5                               Statutes    Any reference in this Agreement to a statute shall be construed as a reference to such statute as the same may have been, or may from time to time be, amended or re-enacted.

1.6                               Screen Rates    For the purposes of the definition of “EURIBOR”:

(a)                                  “relevant page” means the Telerate page for the display of European Interbank Offered Rates for Euros (being currently page 248) or, if such page or such service shall cease to be available, such other page or service (as the case may be) for the purpose of displaying European Interbank Offered Rates for Euros as the Agent shall agree with the Lenders and Cableuropa; and

(b)                                  if no such rate is displayed and the Agent shall not have selected an alternative service on which such rate is displayed, “EURIBOR” shall mean the arithmetic mean (rounded upwards, if not already such a multiple, to the nearest whole multiple of one-thirty-second of one per cent) of the rate (as notified to the Agent) at which each of the Reference Banks was offering to prime banks in the European interbank market deposits in Euros for such period at or about 11.00 am (Brussels time) on the Quotation Date for such period.

1.7                               Third Party Rights    It is agreed that:

(a)                                  otherwise than in circumstances where the requirements of this Agreement with regard to assignments and transfers are satisfied, no term of this Agreement other than Section 24 (Guarantee and Indemnity), Clause 25.7 (No Actions) and Clause 40(b) (Appointment of Cableuropa) shall be enforceable by a person who is not a party hereto (a “third party”);

(b)                                  each third party referred to in Section 24 (Guarantee and Indemnity), Clause 25.7 (No Actions) and Clause 40(b) (Appointment of Cableuropa) shall have the right to enforce that provision; and

(c)                                  this Agreement may be rescinded or (other than each of the Clauses or Sections referred to in this paragraph (c)) altered without the consent of any such third party as is referred to in Section 24 (Guarantee and Indemnity), Clause 25.7 (No Actions) and Clause 40(b) (Appointment of Cableuropa).

1.8                               Agreements    Save where the contrary is indicated, any reference in this Agreement to this Agreement or any other agreement or document shall be construed as a reference to this Agreement or, as the case may be, such other agreement or document as the same may have been, or may from time to time be, amended, varied, novated or supplemented in accordance with the terms thereof.

1.9                               Construction    In this Agreement, unless the context otherwise requires, words importing the plural should include the singular and vice versa.

2                                         THE FACILITIES

2.1                               Grant of the Facilities    Upon and subject to the conditions hereof:

(a)                                  the Facility A Lenders grant Facility A to the Borrowers in an aggregate amount of €125,000,000;

(b)                                  the Facility B Lenders grant Facility B to the Borrowers in an aggregate principal amount of €255,000,000;

(c)                                  the Facility C Lenders grant Facility C to the Borrowers in an aggregate principal amount of €45,000,000;

(d)                                  the Facility D Lenders grant Facility D to the Borrowers in an aggregate principal amount of €655,000,000; and

(e)                                  the Facility E Lenders grant Facility E to the Borrowers in an aggregate principal amount of €50,000,000,

provided that, for the avoidance of doubt, the maximum aggregate principal amount that may be outstanding at any time under Facilities A, B, C and D may not exceed €700,000,000.

2.2                               Purpose and Application    The Facilities are intended to finance the construction, capital expenditure and working capital needs of the Borrowers’ Telecommunications Business in accordance with the Agreed Business Plan provided that:

(a)                                  Facility A may only be utilised to fund the payment of invoices (net of VAT and other taxes) issued by Alcatel España to an Obligor in respect of any purchases made by any Obligor under the Alcatel Supply Agreement, except that the initial A Advance must be utilised to either (x) repay the Existing Facility in accordance with Clause 4.6 (Existing Facility) if any amounts are outstanding thereunder on the date upon which such initial A Advance is to be made or (y) if no such amounts are outstanding on such date, refinance some or all of the Existing Purchases (or to the extent that there are no Existing Purchases, the initial A Advance must be utilized in accordance with Clause 4.1(h)(i) (Drawdown Conditions));

(b)                                  the initial B Advance must be utilised to repay the Existing Facility in accordance with Clause 4.6 (Existing Facility) if any amounts are outstanding thereunder on the date upon which such initial B Advance is to be made;

(c)                                  Facility C must be utilised first to repay all amounts that are outstanding under Facility B at the time at which a C Advance is made to the relevant Borrower;

(d)                                  Facility D may be utilised to repay any amounts outstanding under Facility A and Facility B on a pro rata basis (including for the avoidance of doubt and without limitation in order to ensure that Cableuropa complies with Clause 8.1(g)(i) (Mandatory Prepayment));

(e)                                  Facility B and Facility D may be utilised after the 2003 Amendment Date to fund the payment of all or any interest payments falling due on any High Yield Debt Issue on or after such date, provided that the aggregate amount so utilised may not exceed €80,000,000; and

(f)                                    Facility B may be utilised by Cableuropa on or before 14 February 2003 by way of a single B Advance in an amount of €47,440,351 less the Escrow Amount (but then rounded up to the nearest integral multiple of €1,000,000) in order to part-fund the purchase of the Acquired Securities from Holdco provided that on the date upon which any such B Advance is made (x) Holdco advances the Holdco Loan to Cableuropa, (y) such B Advance is used, together with the Holdco Loan and the Escrow Amount, to purchase the Acquired Securities in accordance with Clause 20.2(d)(vi) (Financial Accommodation) and (z) Cableuropa complies with its obligations under Clause 20.1(bb) (Acquired Securities).

Accordingly, the Borrowers shall apply all amounts raised by them hereunder in or towards satisfaction of such financing requirements and neither the Agent, the Security Agent, the Lead Arrangers and the Lenders nor any of them shall be obliged to concern themselves with such application.

2.3                               Lenders’ Obligations Several    The obligations of each Lender hereunder are several and the failure by a Lender to perform its obligations hereunder shall not affect the obligations of the Borrowers or the Guarantors towards any other party hereto nor shall any other party be liable for the failure by such Lender to perform its obligations hereunder.

2.4                               Senior Debt    For the purposes of the Existing High Yield Debt Issues the Facilities are and have been designated “Designated Senior Debt” pursuant to and in accordance with the Existing High Yield Documents.  For the avoidance of doubt, by its execution of this Agreement, Cableuropa shall be deemed to have delivered to the Lenders a notice designating the Indebtedness constituted hereby as Designated Senior Debt.

3                                         CONDITIONS PRECEDENT

Cableuropa (on behalf of itself or any other Borrower) may not deliver the initial Drawdown Request hereunder unless the Agent has confirmed to Cableuropa that it has received all of the documents and other evidence listed in Part I of Schedule 3 (Condition Precedent Documents) and that each is, in form and substance, satisfactory to the Agent (acting on the instructions of all of the Lenders).  The Agent shall provide such confirmation promptly upon receipt of such documents and evidence.

4                                         DRAWDOWN

4.1                               Drawdown Conditions    An A Advance, a B Advance, a C Advance, a D Advance or an E Advance will be made by the Lenders participating in the relevant Facility to the relevant Borrower (subject in the case of a C Advance to the provisions of Clause 4.7 (Facility C Advances) below) if:

(a)                                  not more than 10 nor less than three Business Days before the proposed date for the making of such Advance, the Agent has received from Cableuropa (on behalf of itself or the relevant Borrower) a Drawdown Request therefor, receipt of which shall oblige the relevant Borrower to borrow the amount therein requested on the date therein stated upon the terms and subject to the conditions contained herein;

(b)                                  the proposed date for the making of such Advance is a Business Day falling within the Availability Period for the relevant Facility (or, in respect of Facility C, within the Availability Period for the relevant Facility C Lender or Lenders participating in such C Advance in accordance with the provisions of Clause 4.7 (Facility C Advances) below) and not less than 15 days after the date upon which the previous Advance (if any) was made hereunder;

(c)                                  the proposed amount of such Advance is (x) in the case of a C Advance, in an amount calculated in accordance with the provisions of Clause 4.7 (Facility C Advances) below and (y) in the case of any other Advance (1) a minimum amount of €5,000,000 and an integral multiple of €1,000,000 and is less than the amount of the relevant Available Facility or (2) equal to the amount of the relevant Available Facility adjusted to take account of:

(i)                                    any reduction in the relevant Commitment of a Lender scheduled to be made prior to the commencement of the Interest Period in respect of the proposed Advance; and

(ii)                                the amounts of any Advances under the relevant Facility which are scheduled to be made or repaid on or before the proposed date of drawdown of the proposed Advance;

(d)                                  the proposed Interest Period of such Advance has been selected in accordance with Clause 9.2 (Duration);

(e)                                  there would not, immediately after the making of such Advance, be more than 20 Advances outstanding;

(f)                                    the interest rate applicable to such Advance would not need to be determined pursuant to Section 11 (Market Disruption);

(g)                                 (in the case of an A Advance) Cableuropa (on behalf of itself or the relevant Borrower) has (if necessary) requested a drawdown to be made under Facility B on the same drawdown date and with the same Interest Period as the proposed A Advance and in an amount such that the A Loan (having given effect to the proposed A Advance) is not greater than the sum of the B Loan and C Loan (having given effect to any proposed B Advance), provided that Cableuropa shall not be required to request such a drawdown under Facility B in relation to any portion of the initial A Advance which is being utilised to refinance some or all of the Existing Purchases if such portion is less than or equal to €25,000,000;

(h)                                 (in the case of an A Advance) the Agent has received a certificate, in a form and substance satisfactory to it, from the Chief Financial Officer or the Chief Executive Officer of Cableuropa certifying that the Obligors taken together:

(i)                                    in the case of the initial A Advance, have paid all due invoices received from Alcatel España in respect of Existing Purchases and that the proposed amount of such initial A Advance is equal to or less than the aggregate amount of such invoices (net of VAT and other taxes), after having consulted with Alcatel España in respect of the amount of such invoices; or

(ii)                                in the case of each other A Advance or in the case of the initial A Advance to the extent that there are no Existing Purchases, have outstanding unpaid invoices from Alcatel España (in respect of which an A Advance has not previously been made) in respect of purchases properly made under the Alcatel Supply Agreement and that the proposed amount of such A Advance is equal to or less than the amount required to fund the payment of such invoices (net of VAT and other taxes), after having consulted with Alcatel España in respect of the amount of such invoices, provided that in the event that Cableuropa has previously made any voluntary prepayment of any Advance under Facility A pursuant to Section 7 (Voluntary Prepayment), it shall be entitled to deliver (on behalf of itself or any other Borrower) a Drawdown Request for an A Advance and redraw Advances under Facility A up to the amount of such voluntary prepayment without providing such a certificate to the Agent;

(i)                                    (in the case of a D Advance to the extent that such D Advance is intended to be utilised for the purposes described in paragraph (d) of Clause 2.2 (Purpose and Application)) such D Advance is utilised in the repayment or prepayment of any amounts then outstanding under Facility A and Facility B on a pro rata basis if such repayment or prepayment is required in order to ensure that Cableuropa complies with Clause 8.1(g)(i) (Mandatory Prepayment); and

(j)                                    no Event of Default or Potential Event of Default has occurred and is continuing and the representations set out in Section 17 (Representations and Warranties) are true on and as of the date of the Drawdown Request and proposed date for the making of such Advance.

4.2                               Each Lender’s Participation    Except in the case of a C Advance made pursuant to the provisions of Clause 4.7 (Facility C Advances) below, each Lender will participate through its Facility Office in each Advance under a Facility in which such Lender is participating in the proportion borne by its Available Commitment under such Facility to the relevant Available Facility immediately prior to the making of that Advance.

4.3                               Reduction of Commitment    If a Lender’s Commitment under a Facility is reduced in accordance with the terms hereof after the Agent has received a Drawdown Request for an Advance under such Facility in which such Lender is participating and such reduction was not taken into account pursuant to paragraph (c) of Clause 4.1 (Drawdown Conditions), then the amount of that Advance shall be reduced accordingly.

4.4                               Rollover    Subject to the terms of this Agreement, if a Borrower wishes to draw an A Advance, a B Advance or an E Advance on any day (the “Relevant Day”) in an amount of not more than the amount of the Advance(s) drawn by it under Facility A, Facility B or Facility E (as applicable) and due to be repaid on the Relevant Day, Cableuropa (on behalf of itself or such other Borrower) shall not be obliged to serve a Drawdown Request in relation to such new A Advance, B Advance or E Advance, as the case may be, but, so long as the conditions specified in Clause 4.1 (Drawdown Conditions) shall have been satisfied in relation to such new A Advance, B Advance or E Advance (other than in the case of an A Advance, the condition specified in Clause 4.1(h) (Drawdown Conditions)), may serve a Rollover Notice specifying the amount of the new A Advance, B Advance or E Advance, as the case may be, and the Interest Period thereof and when such new A Advance, B Advance or E Advance is to be made.  A Rollover Notice shall be effective on actual receipt by the Agent (which must be no later than 11.00 am (London time) on the third Business Day before the Relevant Day) and, once given, shall, subject as provided in Section 11 (Market Disruption), be irrevocable.  No Rollover Notice may be given in respect of an amount which is the subject of a notice received by the Agent under Section 6 (Cancellation).

4.5                               Netting of Advances    If an A Advance, a B Advance or an E Advance (the “new Advance”) is to be made to a Borrower on a day on which another A Advance, B Advance or E Advance (as applicable) made to such Borrower (the “maturing Advance”) is due to be repaid then, subject to the terms of this Agreement and so long as the conditions specified in Clause 4.1 (Drawdown Conditions) shall have been satisfied in relation to the new Advance, (i) the maturing Advance shall be deemed to have been repaid on the last day of its Interest Period either in whole (if the new Advance is equal to or greater than the maturing Advance) or in part (if the new Advance is less than the maturing Advance) and such Borrower shall only be obliged to repay the principal amount by which the maturing Advance exceeds the new Advance and (ii) to the extent that the maturing Advance is so deemed to have been repaid, the principal amount of the new Advance to be made on such date shall be deemed to have been credited to the account of such Borrower by the Agent on behalf of the relevant Lenders in accordance with the terms of this Agreement and the relevant Lenders shall only be obliged to make available to such Borrower a principal amount (if any) equal to the amount by which the new Advance exceeds the maturing Advance.

4.6                               Existing Facility    Cableuropa (on behalf of itself and each of the other Borrowers) undertakes to ensure that, if applicable, the initial A Advance and initial B Advance are requested in an aggregate amount not less than an amount (the “Existing Facility Amount”) equal to the aggregate principal amount outstanding in respect of the Existing Facility together with all unpaid interest thereon and any other amounts payable in relation thereto on the proposed date for the making of such Advances and are utilised in repayment of such Existing Facility Amount.  The initial A Advance and the initial B Advance so requested must be in identical principal amounts provided that in the event that the initial A Advance is limited pursuant to the provisions of paragraph (h)(i) of Clause 4.1 (Drawdown Conditions) to an amount which is less than 50 per cent of the Existing Facility Amount, the amount of the initial B Advance shall be increased in order to repay the Existing Facility Amount.

4.7                               Facility C Advances    Notwithstanding Clause 4.2 (Each Lender’s Participation), C Advances shall be made to the relevant Borrower or Borrowers as follows:

(a)                                  the initial C Advance shall be made only by Harbourmaster Loan Corporation B.V., in its capacity as a Facility C Lender, in an amount equal to its Available C Facility Amount at such time; and

(b)                                  the second C Advance shall be made only by CDP Capital-EuroMezz S.à R.L., in its capacity as a Facility C Lender, in an amount equal to its Available C Facility Amount at such time.

For the avoidance of doubt, no C Advances shall be made hereunder other than as specified in paragraphs (a) and (b) above.

5                                         REPAYMENT

5.1                               Repayment of A Advances, B Advances and E Advances    Subject to the provisions of Clauses 4.4 (Rollover) and 4.5 (Netting of Advances), the relevant Borrower shall repay each A Advance, B Advance and E Advance made to it in full on the last day of the Interest Period relating thereto.  All outstanding A Advances, B Advances and E Advances shall in any event be repaid in full on the Final Maturity Date in respect of Facility A, Facility B and Facility E respectively.

5.2                               Repayment of C Advances    The relevant Borrowers shall repay the C Loan in full on the Final Maturity Date in respect thereof.

5.3                               Repayment of D Advances    The relevant Borrowers shall repay the D Loan by repaying on each date specified below an amount equal to the percentage specified below of the amount of the D Loan outstanding on the last day of the Availability Period in respect of Facility D:

Date	Percentage	Cumulative Percentage
31 December 2005	3.33	3.33

30 June 2006	10.00	13.33

31 December 2006	13.33	26.66

30 June 2007	20.00	46.66

31 December 2007	26.66	73.32

30 June 2008	20.00	93.32

31 December 2008	6.68	100.00

5.4                               No Other Repayments    No Borrower shall repay all or any part of any Advance outstanding hereunder except at the times and in the manner expressly provided herein.

5.5                               Commitments Cancelled    At the end of the Availability Period for each Facility (or, in respect of Facility C, at the end of the Availability Period for each Facility C Lender) all outstanding Available Commitments in respect of such Facility (or, in respect of Facility C, such Facility C Lender) will be reduced to zero and thereafter no further Advances will be made thereunder (or, in respect of Facility C, no further Advances will be made thereunder by such Facility C Lender).

6                                         CANCELLATION

6.1                               Cancellation    Cableuropa may, by giving to the Agent not less than 10 Business Days’ prior written notice to that effect, cancel the whole or (other than in the case of Facility C) any part (being a minimum amount of €5,000,000) of the aggregate amount of the Available Commitments under any Facility provided that:

(a)                                  if Cableuropa cancels the whole or any part of the Available Commitments under Facility A, it must also cancel the Available Commitments under (i) Facility B on a pro rata basis and (ii) Facility D in an amount equal to the aggregate amount cancelled under Facilities A and B in accordance with this paragraph (a); and

(b)                                  if Cableuropa cancels the whole or any part of the Available Commitments under Facility B, it must also cancel the Available Commitments under (i) Facility A to the extent required to ensure that the Available Commitments under Facility B are at all times greater than or equal to the Available Commitments under Facility A and (ii) Facility D in an amount equal to the aggregate amount cancelled under Facilities A and B in accordance with this paragraph (b).

Any such cancellation shall reduce the relevant Commitment of the relevant Lender rateably.

6.2                               Notice of Cancellation    Any notice of cancellation given by Cableuropa pursuant to Clause 6.1 (Cancellation) shall be irrevocable and shall specify the date upon which such cancellation is to be made and the amount of such cancellation.

6.3                               Automatic Cancellation    The Available Commitments under Facility A and Facility B shall be automatically cancelled by an amount equal to the amount of any repayment thereof utilising D Advances in accordance with Clause 2.2(d) (Purpose and Application).

7                                         VOLUNTARY PREPAYMENT

7.1                               Voluntary Prepayment    Subject to Clause 7.2 (Voluntary Prepayment of Facility C) below, Cableuropa may, by giving to the Agent not less than three Business Days’ prior written notice to that effect, prepay the whole of any Advance or any part of any Advance (being an amount such that the amount thereof would be reduced by an integral multiple of €5,000,000) in accordance with Clause 7.4 (Notice and Timing of Voluntary Prepayment), together with any accrued but unpaid interest and amounts payable (if any) pursuant to Section 27 (Broken Funding and Currency Indemnities) and, in the case of a prepayment of Advances under Facility C, the Facility C Prepayment Premium (if any), provided that (unless such prepayment is of Advances under Facility B utilising the C Advance in accordance with the requirements of Clause 2.1(c) (Purpose and Application)) such prepayment is of Advances under Facilities A, B, C and D on a pro rata basis for so long as there are any Advances outstanding thereunder and thereafter of Advances under Facility E.

7.2                               Voluntary Prepayment of Facility C    Notwithstanding anything to the contrary in Clause 7.1 (Voluntary Prepayment) above and unless all the Facilities are to be prepaid in full, with respect to the amount of any prepayment described in Clause 7.1 (Voluntary Prepayment) above that is allocated to Facility C (such amount being referred to herein as the “Facility C Voluntary Prepayment Amount”), Cableuropa will, in lieu of applying such Facility C Voluntary Prepayment Amount to the prepayment of Facility C as provided in Clause 7.1 (Voluntary Prepayment), on the date upon which it provides written notice to the Agent of the proposed prepayment in accordance with Clause 7.1 (Voluntary Prepayment), give to the Agent written notice requesting that the Agent prepare, and provide to, each Facility C Lender a Prepayment Option Notice.  As soon as reasonably practicable following receipt of such notice from Cableuropa, the Agent will send to each Facility C Lender a Prepayment Option Notice which shall include an offer by Cableuropa to prepay, on a date (each such date, a “Facility C Voluntary Prepayment Date”) which is at least five Business Days after the date upon which notice was received from Cableuropa and which is the last day of an Interest Period in respect of the C Advance, the principal amount of the C Advance that is attributable to such Facility C Lender.  On the Facility C Voluntary Prepayment Date (or, in respect of sub-clause (b) below, such other date or dates determined in accordance with Clause 7.4 (Notice and Timing of Voluntary Prepayment) below), Cableuropa shall (following receipt of written notice from the Agent specifying the respective amounts) (a) pay to the relevant Facility C Lenders the amount necessary to prepay that portion of the outstanding C Advance that is attributable to the Facility C Lenders which have accepted prepayment as described above and (b) utilise an amount equal to the portion of the Facility C Voluntary Prepayment Amount not so accepted by the Facility C Lenders in prepayment of Advances under Facilities A, B and D on a pro rata basis for so long as there are any Advances outstanding thereunder and thereafter of Advances under Facility E.

7.3                               Prepayment of a Lender’s Share of the Loans    If any Lender claims indemnification from a Borrower under Section 14 (Increased Costs) or becomes entitled to have a payment to it increased pursuant to Clauses 13.1 (Tax Gross-up) or 13.2 (Tax Indemnity) and at any time whilst the event or events pursuant to which the Lender is entitled to make a claim or receive such increased payment are continuing the Agent receives from Cableuropa (on behalf of itself or the relevant Borrower) at least three Business Days’ prior notice of the relevant Borrower’s intention to prepay such Lender’s share of the outstandings under the relevant Facility at such time, the relevant Borrower shall on the last day of each of the then current Interest Periods prepay such Lender’s portion of the Advances to which such Interest Periods relate.  A Lender for whose account a repayment is to be made under this Clause 7.3 shall not be obliged to participate in the making of Advances on or after the date upon which the Agent receives Cableuropa’s notice of the intention to repay such Lender’s share of the outstandings under the relevant Facility at such time, on which date such Lender’s Available Commitment under each Facility shall be reduced to zero.

7.4                               Notice and Timing of Voluntary Prepayment    Any notice of prepayment given by Cableuropa pursuant to Clause 7.1 (Voluntary Prepayment) shall be irrevocable, shall specify the date or dates upon which such prepayment is to be made and the amount of such prepayment and shall oblige Cableuropa to make such prepayment on such date. If a prepayment of any Advance (or part of any Advance) is to be made under this Section 7 (Voluntary Prepayment) on a day other than on the last day of the Interest Period for such Advance, Cableuropa may deposit an amount equal to the amount required to be so prepaid into a Pledged Account provided that the funds deposited are withdrawn and applied as a prepayment on the last day of the Interest Period for such Advance.  For the avoidance of doubt, Cableuropa will be entitled to all interest earned on any amounts deposited in a Pledged Account for the purpose of later prepayment under this Section 7 (Voluntary Prepayment).

7.5                               No Other Prepayments    No Borrower shall prepay all or any part of the outstandings under the Facilities except at the times and in the manner expressly provided for in this Agreement.

7.6                               Reborrowing    The Borrowers shall be entitled to reborrow any amount voluntarily prepaid hereunder other than any amount voluntarily prepaid under Facility C or Facility D or any amount voluntarily prepaid under Facilities A and B utilising D Advances (in accordance with Clauses 2.2(d) (Purpose and Application)).

8                                         MANDATORY PREPAYMENT

8.1                               Mandatory Prepayment    Save as otherwise agreed by the Agent (acting on the instructions of an Instructing Group), Cableuropa shall procure that the following amounts are applied in prepayment of the Loans and all other amounts owing by the Obligors under the Facility Documents:

(a)                                  immediately upon receipt by the relevant Obligors, the net proceeds of any Refinancing;

(b)                                  within five Business Days of first receipt, an amount equal to amounts received by any Obligor (other than from another Obligor) under any of the Material Documents other than in the ordinary course of business and which exceed in aggregate €10,000,000 in total over any 12 month period;

(c)                                  within five Business Days of receipt, the net proceeds from insurance policies relating to the Project Assets received by Cableuropa or any other Obligor where the proceeds arising from any one claim or series of claims arising from the same event exceed €10,000,000 and, at any time when an Event of Default or Potential Event of Default has not occurred and is not continuing, the Agent (acting on the instructions of an Instructing Group acting reasonably) considers that it is not reasonably practicable to replace the damaged asset;

(d)                                  within five Business Days of receipt, the net proceeds from the sale or other disposal of Project Assets to the extent that such net proceeds exceed €15,000,000 in total over any 12 month period and such proceeds are not applied within 360 days of such disposal in the acquisition of assets of a similar nature and approximately equal value to be used for the Project or otherwise reinvested in the Project;

(e)                                  to the extent that the Net Proceeds (excluding for these purposes any Net Proceeds utilised or to be utilised by Cableuropa in the making of a dividend and/or distribution to the Shareholders in accordance with the terms of paragraphs 3 and 4 of the Equity Commitment Agreement) exceed €400,000,000, immediately upon receipt thereof, an amount equal to such excess;

(f)                                    within five Business Days after the date of delivery to the Agent of the relevant audited financial statements of the Group relating to such financial year in accordance with Clause 18.1 (Annual Statements), an amount equal to 50 per cent of the Excess Cash Flow in respect of each financial year commencing with the financial year ending 31 December

2005, provided that such obligations shall cease in respect of the relevant financial year and all future financial years if, in respect of any such financial year, Group Total Indebtedness on the last day of such twelve month period is less than 3.5 times Consolidated Annualised EBITDA, as determined by reference to each Compliance Certificate delivered to the Agent accompanying the relevant audited financial statements of the Group delivered by Cableuropa in accordance with Clause 18.1 (Annual Statements); and

(g)                                 immediately, any amount by which (i) the A Loan and the B Loan in aggregate exceed the Maximum A/B Commitment at that time (and, for the avoidance of doubt, Facility D may, in accordance with Clause 2.2(d) (Purpose and Application), be utilised to repay any such excess A Loan and B Loan) and/or (ii) the D Loan and the E Loan in aggregate exceed the Maximum D/E Commitment at that time.

If a prepayment of any Advance (or part of any Advance) is required to be made under this Section 8 (Mandatory Prepayment) (other than Clause 8.1(a) and (g)) on a day other than on the last day of the Interest Period for such Advance, Cableuropa may deposit an amount equal to the amount required to be so prepaid into a Pledged Account provided that the funds deposited are withdrawn and applied as a prepayment on the last day of the Interest Period for such Advance.  For the avoidance of doubt, the relevant Obligor will be entitled to all interest earned on any amounts deposited in a Pledged Account for the purpose of later prepayment under this Section 8 (Mandatory Prepayment).  Any prepayment made hereunder shall be made together with any accrued but unpaid interest and any prepayments made on a day other than on the last day of an Interest Period shall be made together with any amounts payable (if any) pursuant to Section 27 (Broken Funding and Currency Indemnities).  In addition, any prepayment of the C Advance shall be made together with the Facility C Prepayment Premium (if any).

8.2                               Application of Mandatory Prepayments    Any prepayment made pursuant to Clause 8.1 (Mandatory Prepayment) will, subject to Clause 8.3 (Mandatory Prepayment of Facility C) below, be applied first against all amounts outstanding under Facilities A, B, C and D on a pro rata basis until such Facilities have been fully prepaid and cancelled and thereafter against all amounts outstanding under Facility E, provided that any prepayments made pursuant to Clause 8.1(g)(i) or (ii) shall be applied against all amounts outstanding under the relevant Facilities on a pro rata basis.  If there remains any excess of the amount required to be prepaid after repayment of outstanding amounts, an amount equal to such excess shall be utilised in cancellation of Commitments under Facilities A, B and D on a pro rata basis and thereafter in cancellation of Commitments under Facility E.

8.3                               Mandatory Prepayment of Facility C    Notwithstanding anything to the contrary in Clause 8.2 (Application of Mandatory Prepayments) above, with respect to the amount of any prepayment described in Clause 8.1 (Mandatory Prepayment) above that is allocated to Facility C (such amount being referred to herein as the “Facility C Mandatory Prepayment Amount”), Cableuropa will, in lieu of applying such Facility C Mandatory Prepayment Amount to the prepayment of Facility C as provided in Clauses 8.1 (Mandatory Prepayment) and 8.2 (Application of Mandatory Prepayments), on or prior to the date upon which such mandatory prepayment is required to be made in accordance with the relevant paragraph of Clause 8.1 (Mandatory Prepayment), give to the Agent written notice requesting that the Agent prepare, and provide to, each Facility C Lender a Prepayment Option Notice.  As soon as reasonably practicable following receipt of such notice from Cableuropa, the Agent will send to each Facility C Lender a Prepayment Option Notice which shall include an offer by Cableuropa to prepay, on a date (each such date, a “Facility C Mandatory Prepayment Date”) which is at least five Business Days after the date upon which notice was received from Cableuropa and which is the last day of an Interest Period in respect of the C Advance, the principal amount of the C Advance that is attributable to such Facility C Lender.  On the Facility C Mandatory Prepayment Date (or, in respect of sub-clause (b) below, such other date or dates determined in accordance with Clause 8.1 (Mandatory Prepayment) above), Cableuropa shall (following receipt of written notice from the Agent specifying the respective amounts) (a) pay to the relevant Facility C Lenders the amount necessary to prepay that portion of the outstanding C Advance that is attributable to the Facility C Lenders which have accepted prepayment as described above and (b) utilise an amount equal to the portion of the Facility C Mandatory Prepayment Amount not so accepted by the Facility C Lenders in prepayment of Advances under Facilities A, B and D on a pro rata basis for so long as there are any Advances outstanding thereunder and thereafter of Advances under Facility E.

8.4                               No Reborrowing    No Borrower shall be entitled to reborrow any amount prepaid pursuant to this Section 8 (Prepayment) and the Commitments of the Lenders shall be reduced accordingly.

9                                         INTEREST PERIODS

9.1                               Interest Periods    The period for which a C Advance and a D Advance is outstanding shall be divided into successive periods, each of which (other than the first) shall start on the expiry of the preceding such period.

9.2                               Duration    The duration of each Interest Period in relation to an Advance shall, save as otherwise provided herein, be one, two, three or six months (in the case of any Advance other than a C Advance) or, subject to Clause 9.5 (Interest Periods for Initial C Advance) below, three months (in the case of a C Advance) (or, in each case, such other period acceptable to all of the Lenders participating in the relevant Facility) in each case as Cableuropa (on behalf of itself or the relevant Borrower) may select in the relevant Drawdown Request or, in the case of C Advances and D Advances already previously made under Facility C or Facility D, as applicable, by notice to the Agent no later than 11.00 am (Brussels time) on the third Business Day prior to the commencement of the next Interest Period provided that:

(a)                                  if Cableuropa (on behalf of itself or the relevant Borrower) fails to give such notice of its selection in relation to an Interest Period, the duration of that Interest Period shall, subject to paragraph (b) below, be one month (in the case of any Advance other than a C Advance) or three months (in the case of a C Advance);

(b)                                  an Interest Period for an Advance shall not extend beyond the Final Maturity Date applicable to its Facility; and

(c)                                  Cableuropa may select an Interest Period of less than one month for an Advance under Facility D if necessary to ensure that there are sufficient D Advances (with an aggregate amount equal to or greater than the relevant repayment instalment required pursuant to Clause 5.3 (Repayment of D Advances)) which have an Interest Period ending on a repayment date for Facility D for the Borrowers to make the repayment instalment required pursuant to Clause 5.3 (Repayment of D Advances) on that date.

9.3                               Consolidation of D Advances    If two or more Interest Periods relating to D Advances end at the same time, then, on the last day of those Interest Periods, those D Advances shall be consolidated into and treated as a single D Advance.

9.4                               Division of D Advances    Cableuropa (on behalf of itself or the relevant Borrower) may, by not less than five Business Days’ prior notice to the Agent, direct that any D Advance outstanding shall, at the beginning of any Interest Period relating thereto, be divided into (and thereafter, save as otherwise provided herein, be treated in all respects as) two or more D Advances in such amounts (in aggregate, equalling the amount of the D Advance being so divided) as shall be specified by Cableuropa (on behalf of itself or the relevant Borrower) in such notice provided that Cableuropa (on behalf of itself or the relevant Borrower) shall not be entitled to make such a direction if:

(a)                                  as a result of so doing, there would be more than 15 outstanding D Advances; or

(b)                                  any D Advance thereby coming into existence would have an amount of less than €10,000,000.

9.5                               Interest Periods for Initial C Advance    Notwithstanding the provisions of Clause 9.2 (Duration) above, the duration of each Interest Period in relation to the initial C Advance (to be made by Harbourmaster Loan Corporation B.V. in accordance with Clause 4.7 (Facility C Advances)) shall be one month or such other period as the Agent and Cableuropa may agree in order to ensure that the second C Advance (to be made by CDP Capital-EuroMezz S.à R.L. in accordance with Clause 4.7 (Facility C Advances)) is made on the last day of an Interest Period in relation to the initial C Advance (at which time such C Advances shall be consolidated into and treated as a single C Advance).

10                                  INTEREST RATES

10.1                        Payment of Interest    On the last day of each Interest Period, the relevant Borrower shall pay accrued interest on the relevant Advance to which such Interest Period relates, except in the case of an Advance with an Interest Period of longer than 6 months when each Borrower shall pay accrued interest on the dates falling at 6 monthly intervals after the date of drawdown of such Advance.

10.2                        Calculation of Interest    The rate of interest applicable to an Advance from time to time during an Interest Period relating thereto shall be the rate per annum which is the sum of the Margin at such time, the Mandatory Costs in respect thereof at such time and EURIBOR on the Quotation Date therefor.

11                                  MARKET DISRUPTION

If EURIBOR is to be calculated in accordance with paragraph (b) of Clause 1.6 (Screen Rates) and the Agent determines that, at or about 11.00 am (Brussels time) on the Quotation Date for the Interest Period in respect of an Advance, none or only one of the Reference Banks was offering to prime banks in the European interbank market deposits in Euros for the proposed duration of such Interest Period then, notwithstanding the provisions of Section 9 (Interest Periods) and Section 10 (Interest Rates):

(a)                                  the Agent shall notify Cableuropa and the Beneficiaries of that event;

(b)                                  such Advance shall not be made; and

(c)                                  if the Agent or Cableuropa so requires, within three days of the notification the Agent and Cableuropa shall enter into negotiations with a view to agreeing a substitute basis:

(i)                                    for determining the rates of interest from time to time applicable to Advances; or

(ii)                                upon which the Advances may be maintained thereafter,

and any substitute basis that is agreed shall take effect in accordance with its terms and be binding on each party to this Agreement provided that the Agent may not agree any substitute basis without the prior consent of each Lender.

12                                  COMMISSIONS AND FEES

12.1                        Commitment Commission

(a)                                  Subject to paragraph (b) below, Cableuropa shall pay to the Agent for the account of each Lender a commitment commission on the amount of such Lender’s Available Commitment in respect of each Facility from day to day during the period beginning on the date hereof and ending on the last day of the Availability Period in respect of each Facility, such commitment commission to be calculated at the rate of the lesser of (i) 1.00 per cent per annum and (ii) one half of the Margin, and payable in each case in arrears on 31 October 2001 and on the last day of each successive period of three months thereafter which ends during such period and on the last day of the Availability Period in respect of such Facility.

(b)                                  Notwithstanding the provisions of paragraph (a) above, for the purposes of calculating a Lender’s Available Commitment under Facility D at any time prior to the last day of the Availability Period in respect of Facilities A and B, such Available Commitment shall be deemed to be reduced by an amount equal to (i) the Pro-Forma A Commitment of such Lender at such time and (ii) the Commitment of such Lender in respect of Facility B at such time.

12.2                        Arrangement Fee    Cableuropa shall pay to Bank of America, N.A. (for the account of the Underwriters) the fees specified in the letter dated 22 June 2001 from the Underwriters to Cableuropa at the times, and in the amounts, specified in such letter (and for the purposes of this Clause 12.2., the term “Underwriters” shall have the meaning given to it in such letter).

12.3                        Agency Fees    Cableuropa shall pay to the Agent for its own account the agency fees specified in the letter of even date herewith from the Agent to Cableuropa at the times, and in the amounts, specified in such letter.

13                                  TAXES

13.3                        Tax Gross-up    All payments to be made by any of the Obligors to any Lender shall be made free and clear of and without deduction for or on account of tax unless such Obligor is required to make such a payment subject to the deduction or withholding of tax, in which case the sum payable by such Obligor in respect of which such deduction or withholding is required to be made shall be increased to the extent necessary to ensure that, after the making of the required deduction or withholding, such Lender receives and retains (free from any liability in respect of any such deduction or withholding) a net sum equal to the sum which it would have received and so retained had no such deduction or withholding been made or required to be made provided that no such increased payment shall be required to be made to:

(a)                                            any Lender which is not an Eligible Lender otherwise than by reason of any change of law or practice or in any double taxation treaty after the date hereof; and

(b)                                            any Eligible Lender, which is not a Domestic Lender, that has not delivered to Cableuropa (otherwise than by reason of any change of law or practice by the relevant jurisdiction or fiscal administration such that such certificates of residence are, or any other form of evidence which is acceptable to the Spanish tax authorities for the purposes of allowing the Obligors to make payments hereunder without any withholding for, or on account of, tax is, not available) a certificate of residence issued by the relevant fiscal administration accrediting such Eligible Lender as resident for tax purposes in a Qualifying State (i) before the first date upon which payment of interest is to be made under this Agreement to such Eligible Lender and (ii) as such certificates are only valid for a period of one year, before the previous one expires, provided that no such certificate of residence will be required to be delivered to Cableuropa in the event that as a result of a change in Spanish tax law after the date hereof such certificates of residence are no longer required by the Obligors for the purposes of making payments hereunder without any withholding for, or on account of, tax or making payments hereunder subject to a withholding for, or on account of, tax but at a reduced rate.

13.2                        Tax Indemnity    Without prejudice to the provisions of Clause 13.1 (Tax Gross-up), if any Lender or the Agent on its behalf is required to make any payment on account of tax (not being a tax imposed on and calculated by reference to the net income paid to and received by its Facility Office by the jurisdiction in which it is incorporated or in which its Facility Office is located) or otherwise on or in relation to any sum received or receivable under any of the Facility Documents by such Lender or the Agent on its behalf (including any sum received or receivable under this Section 13 (Taxes)) or any liability in respect of any such payment is asserted, imposed, levied or assessed against such Lender or the Agent on its behalf, the relevant Obligor shall, upon demand of the Agent, promptly indemnify such Lender against such payment or liability, together with any interest, penalties, costs and expenses payable or incurred in connection therewith.

13.3                        Claims by Lenders    A Lender intending to make a claim pursuant to Clause 13.2 (Tax Indemnity) shall notify the Agent of the event by reason of which it is entitled to do so, whereupon the Agent shall notify Cableuropa and the relevant Obligor thereof  Provided that nothing herein shall require such Lender to disclose any confidential information relating to the organisation of its affairs.

13.4                        Notification of Requirement to Deduct Tax    If, at any time, any of the Obligors is required by law to make any deduction or withholding from any sum payable by it under any of the Facility Documents (or if thereafter there is any change in the rates at which or the manner in which such deductions or withholdings are calculated), such Obligor shall promptly notify the Agent.

13.5                        Evidence of Payment of Tax    If any of the Obligors makes any payment under any of the Facility Documents in respect of which it is required to make any deduction or withholding, it shall pay the full amount required to be deducted or withheld to the relevant taxation or other authority within the time allowed for such payment under applicable law and shall deliver to the Agent for the relevant Eligible Lender, within 30 days after it has made such payment to the applicable authority, an original receipt (or a certified copy thereof) issued by such authority evidencing the payment to such authority of all amounts so required to be deducted or withheld in respect of that Eligible Lender’s share of such payment.

13.6                        Tax Credits    In the event that an additional payment is made under Clause 13.1 (Tax Gross-up) or 13.2 (Tax Indemnity) and the Lender for whose benefit the payment is made, in its sole opinion, determines that it has received or been granted a credit against, relief or remission for, or repayment of, any tax paid or payable by it in respect of or calculated with reference to the deduction or withholding giving rise to the additional payment or, in the case of an additional payment made pursuant to Clause 13.2 (Tax Indemnity), with reference to the liability, expense or loss to which the payment giving rise to the additional payment relates, that Lender shall, to the extent that it can do so without prejudice to the retention of the amount of the credit, relief, remission or repayment, pay to the relevant Obligor such amount as the relevant Lender shall, in its sole opinion have concluded to be attributable to the deduction or withholding or, as the case may be, the liability, expense or loss and which results in the relevant Lender being left in the same net after tax position that it would have been in had no such additional payment been required to be made.  Any payment shall be prima facie evidence of the amount due to the relevant Obligor.  Nothing herein contained shall interfere with the right of any Lender to arrange its tax affairs in whatever manner it thinks fit and, in particular, Lenders shall not be under any obligation to claim credit, relief, remission or repayment from or against its corporate profits or similar tax liability in respect of the amount of the deduction or withholding in priority to any other claims, reliefs, credits or deductions available to it nor require any Lender to disclose information which is confidential to it or any of its customers or do anything which could be prejudicial to it.

13.7                        Mitigation of Tax    If, and to the extent that, the effect of Clause 13.1 (Tax Gross-up) or  13.2 (Tax Indemnity) can be mitigated by virtue of the provisions of any applicable double tax convention entered into by any Lender’s jurisdiction of residence and the jurisdictions in which the Obligors are resident or deemed, under tax legislation or double tax convention, to be resident (whether by a claim for repayment of any tax referred to in Clause 13.1 (Tax Gross-up) or 13.2 (Tax Indemnity) or otherwise) each Lender agrees to co-operate with Cableuropa (acting on behalf of itself and the other Borrowers) with a view to submitting any forms required for the purpose of ensuring the application of the relevant double tax convention, provided that no Lender shall be required pursuant to this Clause 13.7 to disclose any confidential information relating to the organisation of its affairs or to incur any expense (unless reimbursed by the Obligors) for the purpose of claiming exemption or relief from the withholding tax envisaged under this Agreement pursuant to a double taxation convention between the jurisdictions in which the Obligors are resident and such Lender’s jurisdiction of residence.

13.8                        Limitation    Notwithstanding the provisions of this Section 13, if, otherwise than as a result of the introduction of, change in, or change in the interpretation, administration or application of or expiry of, any law or regulation (including, without limitation, any double tax treaty) or any practice or concession of any applicable tax authority occurring after the date of this Agreement, a Lender or the Agent is not or ceases to be an Eligible Lender, no Obligor shall be liable to pay to that Lender or the Agent under Clause 13.1 (Tax Gross-up) any amount in respect of taxes levied or imposed in excess of the amount it would have been obliged to pay if that Lender or the Agent was an Eligible Lender.

14                                  INCREASED COSTS

14.1                        Increased Costs

(a)                                  Subject to Clause 14.3 (Exceptions) the Obligors shall, within five Business Days of a demand by the Agent, pay for the account of a Beneficiary the amount of any Increased Costs incurred by that Beneficiary or any of its Affiliates as a result of (i) the introduction of or any change in (or the interpretation or application of) any law or regulation or (ii) compliance with any law or regulation made after the date of this Agreement.

(b)                                  In this Agreement “Increased Costs” means:

(i)                                    a reduction in the rate of return from any Facility or on a Beneficiary’s (or its Affiliate’s) overall capital;

(ii)                                an additional or increased cost; or

(iii)                            a reduction of any amount due and payable under any Facility Document,

which is incurred or suffered by a Beneficiary or any of its Affiliates to the extent that it is attributable to that Beneficiary having entered into its Commitment or funding or performing its obligations under any Facility Document.

14.2                        Increased Cost Claims

(a)                                  A Beneficiary intending to make a claim pursuant to Clause 14.1 (Increased Costs) shall notify the Agent of the event giving rise to the claim, following which the Agent shall promptly notify Cableuropa (on behalf of itself and each other Obligor).

(b)                                  Each Beneficiary shall, as soon as practicable after a demand by the Agent, provide a certificate to the Agent and Cableuropa containing calculations in reasonable detail confirming the amount of its Increased Costs.

14.3                        Exceptions    Clause 14.1 (Increased Costs) does not apply to the extent any Increased Cost is:

(a)                                  attributable to a deduction or withholding for or on account of Tax from a payment under a Facility Document that is required by law to be made by an Obligor;

(b)                                  compensated for by Section 13 (Taxes) or would have been so compensated but for an exception or exclusion to that Section;

(c)                                  compensated for by the payment of the Mandatory Costs; or

(d)                                  attributable to the wilful misconduct or negligence of a Beneficiary which results in a breach by the relevant Beneficiary or any of its Affiliates of any law or regulation.

15                                  ILLEGALITY

If, at any time, it is unlawful for a Lender to make, fund or allow to remain outstanding all or part of its share of the Advances or to maintain a commitment hereunder, then that Lender shall, promptly after becoming aware of the same, deliver to Cableuropa (on behalf of itself and the other Borrowers) through the Agent a notice to that effect and:

(a)                                  such Lender shall not thereafter be obliged to participate in the making of any Advances hereunder and the amount of its Commitment under each Facility shall be immediately reduced to the extent necessary to ensure compliance with the relevant law or regulation and to avoid the illegality; and

(b)                                  if the Agent on behalf of such Lender so requires, the relevant Borrowers shall on such date as the Agent shall have specified (being no earlier than the first day of any applicable grace period permitted by law) repay such Lender’s share of any outstanding Advances to the extent necessary to ensure compliance with the relevant law or regulation and to avoid the illegality together with accrued interest thereon and all other amounts owing to such Lender hereunder.

16                                  MITIGATION

If, in respect of any Lender, circumstances arise which would or would upon the giving of notice result in:

(a)                                  the reduction of its Commitment to zero pursuant to Section 15 (Illegality);

(b)                                  an increase in the amount of any payment to be made to it or for its account pursuant to Clause 14.1 (Increased Costs); or

(c)                                  a claim for indemnification pursuant to Clause 13.2 (Tax Indemnity) or 14.1 (Increased Costs) or any Obligor becoming liable to pay an amount under Clause 13.1 (Tax Gross-up), then, without in any way limiting, reducing or otherwise qualifying the rights of such Lender or the obligations of the Obligors under the Section or any of the Clauses referred to in paragraph (a), (b) or (c) above, such Lender shall promptly, on its Facility Office becoming aware of the same, notify the Agent of those circumstances and take such steps as such Lender reasonably considers appropriate to mitigate the effects of those circumstances including the transfer of its Facility Office to another jurisdiction or the transfer of its rights and obligations under this Agreement to another person reasonably acceptable to Cableuropa and willing to participate in the Facilities Provided that such Lender shall be under no obligation to take any action if, in the opinion of such Lender (acting in good faith), to do so might have any adverse effect upon its business, operations, financial condition or tax affairs.

17                                  REPRESENTATIONS AND WARRANTIES

17.1                        Legal Representations    Each Obligor makes the representations and warranties set out in this Clause 17.1 and acknowledges that the Beneficiaries have entered into this Agreement in reliance on those representations and warranties.

(a)                                  Status and Due Authorisation    Each Obligor is a corporation duly organised under the laws of Spain with power to enter into each of the Facility Documents to which it is a party and to exercise its rights and perform its obligations under them and all corporate and other action required to authorise its execution of each of the Facility Documents to which it is a party and its performance of its obligations under them has been duly taken.

(b)                                  Binding Obligations    The obligations expressed to be assumed by each Obligor in each of the Facility Documents to which it is a party are its legal, valid and binding obligations enforceable in accordance with their terms.

(c)                                  Claims Pari Passu    Under the laws of Spain in force at the date of this Agreement, the claims of the Beneficiaries:

(i)                                    against the Obligors under the Facility Documents (other than the Security Documents and the Fee Letters) will rank at least pari passu with the claims of all their other unsecured and unsubordinated creditors under notarised Financial Indebtedness (except for such Financial Indebtedness which was notarised prior to the date of this Agreement and which is listed in Schedule 11 (Existing Financial Indebtedness & Notarised Facilities) and such Financial Indebtedness which is notarised after the date of this Agreement, as permitted by the terms hereof, which is preferred in accordance with Spanish law) save those whose claims are preferred solely by any bankruptcy, insolvency, liquidation or other similar laws of general application; and

(ii)                                against each Obligor under the Security Documents rank ahead of the claims of all other creditors (secured and unsecured) of the relevant party under notarised facilities, up to the value of the assets which are the subject of the Encumbrances created by the Security Documents which may be obtained upon their enforcement.

(d)                                  No Immunity    In any proceedings taken in its jurisdiction of incorporation in relation to any of the Facility Documents to which it is a party, no Obligor will be entitled to claim for itself or any of its assets immunity from suit, execution, attachment or other legal process, except in respect of Affected Assets.

(e)                                  Governing Law and Judgments    In any proceedings taken in Spain in relation to any of the Facility Documents to which any Obligor is a party, the choice of the governing law expressed in them and any judgment obtained in England or Spain in respect of the Facility Documents will be recognised and enforced subject to the applicable rules stated in the Brussels Convention 1968 and the San Sebastian Protocol.

(f)                                    Validity and Admissibility in Evidence    All acts, conditions and things required to be done, fulfilled and performed in order:

(i)                                    to enable each Obligor lawfully to enter into, exercise its rights under and perform and comply with the obligations expressed to be assumed by it in each of the Facility Documents to which it is a party;

(ii)                                to ensure that the obligations expressed to be assumed by each Obligor in each of the Facility Documents to which it is a party are legal, valid and binding; and

(iii)                            to make each of the Facility Documents to which any Obligor is a party admissible in evidence in Spain (subject to the production of a translation into Spanish of any such Facility Document that is not in Spanish or the production of a sworn translation thereof in the event that such translation is challenged), have been done, fulfilled and performed.

(g)                                 No Filing and Stamp Taxes    Under the laws of Spain in force at the date of this Agreement, it is not necessary that any of the Facility Documents to which any Obligor is a party be filed, recorded or enrolled with any court or other authority in that jurisdiction or that any stamp, registration or similar tax (except in the case of any Security Document that constitutes a mortgage or other security which requires registration before a public registry in Spain) be paid on or in relation to any of the Facility Documents to which it is a party.

(h)                                 No Deductions or Withholdings    Under the laws of Spain in force at the date of this Agreement, no Obligor will be required to make any deductions or withholdings from any payment it may make under any of the Facility Documents to an Eligible Lender.

17.2                        Factual Representations    Each Obligor makes the representations and warranties set out in this Clause 17.2 and acknowledges that the Beneficiaries have entered into the Agreement in reliance on those representations and warranties.

(a)                                  High Yield Debt Issue

(i)                                    All Financial Indebtedness of any member of the Group arising under or in connection with any High Yield Debt Issue (including under any Subordinated Loan Agreement) is unsecured (other than, for the avoidance of doubt, any Encumbrance over any Escrow Account) and subordinated to the satisfaction of an Instructing Group (acting reasonably) to all Indebtedness of the Obligors under the Facility Documents (provided that for the avoidance of doubt an Instructing Group will be deemed to be satisfied with the terms of the subordination of any High Yield Debt Issue and with the terms of any Subordinated Loan Agreement in the event that the terms of such subordination are similar in all material respects to such terms in the Existing High Yield Debt Issue and that the terms of any Subordinated Loan Agreement are similar in all material respects to the terms of any Subordinated Loan Agreement entered into prior to the date hereof in respect of any Existing High Yield Debt Issue).

(ii)                                No Indebtedness, other than amounts owing under the Facility Documents or any VAT Facility, has been and continues to be, or will be, designated as “Designated Senior Debt” for the purposes of, and as that term is used or defined in, any High Yield Debt Document.

(iii)                            All amounts owing under the Facility Documents will have been designated as “Designated Senior Debt” in the manner contemplated by the definition of “Designated Senior Debt” in any High Yield Debt Document on or prior to the date upon which the first Drawdown Request is given.

(b)                                  No Material Proceedings    No litigation, arbitration, or other action or administrative proceedings of or before any court or agency has been threatened or, to the best of its knowledge and belief, been started and which, if adversely determined, would be reasonably likely to have a Material Adverse Effect (except as disclosed to the Agent in writing on or prior to the date hereof).

(c)                                  Environmental Laws and Licences    Each Obligor has:

(i)                                    at all times complied with all Environmental Laws and Environmental Licences, save to the extent that such non-compliance is not reasonably likely to have a Material Adverse Effect; and

(ii)                                obtained and maintained in full force and effect all Environmental Licences, and, so far as it is aware, there are no facts or circumstances entitling any such Environmental Licences to be revoked, suspended, amended, varied, withdrawn or not renewed which would or would be reasonably likely to have a Material Adverse Effect.

(d)                                  Necessary Authorisations    The Necessary Authorisations are in full force and effect, except to the extent that it is unnecessary for them to have been obtained at the time this representation is made or repeated, and (except as expressly disclosed in writing by an Obligor to the Lenders prior to the date of this Agreement) each Obligor is in compliance with the material provisions of them and, so far as it is aware, none of the Necessary Authorisations are the subject of any pending or threatened proceedings or revocation.

(e)                                  Laws    Each Obligor has complied with all laws (including Telecommunications and Cable Laws) binding on it where breach would or would be reasonably likely to, in the opinion of a reasonable person, have a Material Adverse Effect.

(f)                                    Employee Entitlements    Each Obligor has at all times paid to its employees all amounts payable to them (on or before the dates on which those amounts become payable) under Spanish law and under all employment contracts, agreements and arrangements with its employees in connection with their employment (including salaries, social security obligations and entitlements, performance bonuses and sick and annual leave entitlements) except where they are being disputed in good faith and on reasonable grounds.

(g)                                Fees and Taxes    All fees, taxes, costs and charges payable by any Obligor in connection with the Facility Documents or the Project have been paid in full and were paid on or before the due date for payment except where they are being disputed in good faith or in the case when failure to pay any fees, taxes, costs or charges in isolation and in combination with all other failures to pay would not have a Material Adverse Effect.

(h)                                Ownership of Assets and Security    Each of the Obligors purporting to create security over property under each Security Document are the sole owners of (or, in the case of Affected Assets or licensed or leased assets, have the right to use) the property subject to the Security Documents and the Obligors are the sole owners of (or, in the case of Affected Assets or licensed or leased assets, have the right to use) all material assets included in the Original Financial Statements and the Project Assets in each case free of any other third party right or interest whatsoever, other than a Permitted Encumbrance and the security expressed to be granted under each of the Security Documents is (or will be, on the date of execution or, if required to be registered, on the date of registration of the relevant Security Document) a legal and valid perfected security having the ranking expressed to be created by that Security Document and ranking ahead of all (if any) other Encumbrances and third party rights on the assets expressed to be secured by the Security Documents.

(i)                                   Ownership of Intellectual Property    The Intellectual Property Rights owned by or licensed to any Obligor are all the Intellectual Property Rights required by them in order to carry out, maintain and operate their respective businesses, properties and assets and the Project, and no Obligor in carrying on their respective businesses, so far as it is aware, infringes any Intellectual Property Rights of any third party.

(j)                                   Original Financial Statements    The Original Financial Statements and the financial statements delivered under Clauses 18.1 (Annual Statements), 18.2 (Quarterly Statements) and 18.3 (Monthly Statements) were (save as disclosed in them) prepared in accordance with current accounting practice and consistently applied and give (in conjunction with the notes to them) a true and fair view of the financial condition of the Group at the date as of which they were prepared and the results of the Group’s operations during the period then ended.

(k)                               No Material Adverse Change    To the best of its knowledge and belief, since publication of the Original Financial Statements, there has been no material adverse change in the business condition (financial or otherwise) or operating results of any member of the Group.

(l)                                   No Material Adverse Effect    To the best of its knowledge and belief, no event or circumstance has occurred which would or, in the opinion of a reasonable person, may have a Material Adverse Effect.

(m)                             No Winding-up    No Obligor has taken any corporate action nor have any other steps been taken or legal proceedings been started or (to the best of its knowledge and belief) threatened against any Obligor for its winding-up, dissolution, administration or re-organisation or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer of it or of any or all of its assets or revenues or has taken any proceedings leading to insolvency or suspension of payments of that Obligor.

(n)                                The Material Documents, Alcatel Supply Agreement and High Yield Debt Documents               The Material Documents, the Alcatel Supply Agreement and the High Yield Debt Documents are in full force and effect and to the best of its knowledge and belief:

(i)                                  no party is in breach of the terms thereof;

(ii)                              there are no material disputes subsisting between the parties thereto;

(iii)                          save as previously notified to the Agent in writing prior to the date hereof, no waivers have been granted pursuant to any term of them; and

(iv)                             no amendments have been made to them in breach of Clause 22.1(g) (Termination, etc.),

other than any breach, dispute or waiver which would not or would not be reasonably likely to have a Material Adverse Effect and which do not adversely affect the rights of the Beneficiaries.

(o)                                 No Material Defaults    No Obligor is in breach of or in default under any agreement to which it is a party (other than those referred to in paragraph (n) above) which is binding on it or any of its assets to an extent or in a manner which would or would be reasonably likely to have a Material Adverse Effect.

(p)                                 No Undisclosed Liabilities    No member of the Group had, as at the date as of which the Original Financial Statements were prepared, any material liabilities (contingent or otherwise) which were not disclosed by the Original Financial Statements (or by the notes to them) or reserved against them or expressly disclosed in writing by the Obligors to the Lenders prior to the date of this Agreement nor were there at that date any material unrealised or anticipated losses of any member of the Group arising from commitments entered into by it which were not so disclosed or reserved against.  For this purpose “material liabilities” or “material unrealised or anticipated losses” means any liability or, as the case may be, loss, which would or would be reasonably likely to have a Material Adverse Effect.

(q)                                 Information; Full Disclosure    All of the factual information supplied in writing by any Obligor or its advisers to the Lead Arrangers, the Agent and/or the Lenders in connection herewith (including that contained in the Information Memorandum), to the best of its knowledge and belief, is true, complete and accurate in all material respects at the time provided; all expressions of opinion or intention by any Obligor or its advisers and all forecasts and projections so supplied in writing by any Obligor or its advisers were fair and were based on reasonable grounds; it is not aware of any material facts or circumstances that have not been disclosed to the Lead Arrangers, the Agent and/or the Lenders and which are likely, if disclosed, adversely and materially to affect the decision of a person considering whether or not to provide finance to any of the Borrowers or to provide such finance with the benefit of the guarantees issued by the Guarantors, in each case on the terms set out herein; and save for the Material Documents and the Alcatel Supply Agreement, no Obligor has entered into any other agreement, document or deed which is, in its reasonable opinion, material to the Project.

(r)                                 Encumbrances    Except for Permitted Encumbrances, no Encumbrance exists over all or any of the present or future revenues or assets of any Obligor.

(s)                                 Notarised Facilities    No Obligor has incurred any Financial Indebtedness under any document which has been notarised other than (a) under, or in respect of, the Facility Documents, the VAT Facilities or Financial Indebtedness permitted under paragraphs (e) and (g) of the definition of “Permitted Indebtedness”; or (b) Financial Indebtedness under any document which has been notarised with the prior agreement of the Agent (acting on the instructions of an Instructing Group).

(t)                                   Execution of Documents    Execution by each Obligor of the Facility Documents to which it is a party and its exercise of its rights and performance of its obligations thereunder do not and will not:

(i)                                  conflict with any agreement, mortgage, bond or other instrument or treaty to which it is a party or which is binding upon it or any of its assets;

(ii)                              conflict with the High Yield Debt Documents;

(iii)                          conflict with its constitutive documents, rules, regulations or any shareholders agreement to which it is a party; or

(iv)                             conflict with any applicable law, regulation or official or judicial order.

(u)                                Minimum Shareholding    In relation to each Obligor, Cableuropa controls (directly or indirectly) at least the percentage of all voting rights in respect of that Obligor as shown in Schedule 12 (Shareholdings).

(v)                                  Environmental Claims    No Environmental Claim has been made or to the best of its knowledge or belief is pending or threatened against any Obligor or any occupier of any property owned or leased by such person which would be reasonably likely to have a Material Adverse Effect.

(w)                               Insurance Generally    The insurances referred to in Clause 20.1(e) (Insurance) have been taken out and are in full force and effect.

(x)                                 Bank Accounts    On and from Financial Completion no Obligor operates or has any interest in (whether alone or with any other person) an account with a bank or any other financial institution other than the Pledged Accounts, the Escrow Accounts and the VAT Accounts.

(y)                                 Existing Indebtedness    The details of the Financial Indebtedness listed in Schedule 11 (Existing Financial Indebtedness & Notarised Facilities) are accurate.

(z)                                 Subsidiaries    Except for the Obligors and the Excluded Companies, Cableuropa has no direct or indirect Subsidiaries and each of the Excluded Companies (other than Univertel Comunicaçôes Universais, S.A., Merlín Servicios Portadores, S.A., Hydra Servicios de Atención al Cliente, S.A. and Argos Telecomunicaciones, S.A.) are dormant companies carrying on no business as at the date hereof.

17.3                        Repetition of Representations    The representations set out in Clauses 17.1 (Legal Representations) and 17.2 (Factual Representations) (other than the representations set out in Clauses 17.1(d) (No Immunity), 17.1(g) (No Filing and Stamp Taxes), 17.2(m) (No Winding-up), 17.2(q) (Information; Full Disclosure), 17.2(y) (Existing Indebtedness) and 17.2(z) (Subsidiaries)) shall be deemed to be repeated on each date on which a Drawdown Request is given, on which an Advance is made under this Agreement and on the last day of each Interest

Period, in each case by reference to the facts and circumstances then existing (except that in the case of the representation in Clause 17.1(h) (No Deductions or Withholdings), the deemed repetition will be by reference to the laws of Spain in force at the date of this Agreement).

18                                  FINANCIAL INFORMATION

18.1                        Annual Statements    Cableuropa shall (a) as soon as the same become available, but in any event within 120 days after the end of each of its financial years, deliver to the Agent its annual reports on Form 20-F (or any successor form) as required to be delivered by Cableuropa and/or the Issuer to the U.S. Securities and Exchange Commission (provided that, for the avoidance of doubt, such Forms 20-F shall not constitute “financial statements” for the purposes of this Section 18); and (b) as soon as the same become available, but in any event within 180 days after the end of each of its financial years, deliver to the Agent the audited consolidated financial statements of the Group for the relevant financial year.

18.2                        Quarterly Statements    Cableuropa shall as soon as the same become available, but in any event within 60 days after the end of each calendar quarter (or 30 days after the end of the calendar quarter ending 31 December 2003), deliver to the Agent the unaudited consolidated financial statements of the Group for the relevant quarter.

18.3                        Monthly Statements    Cableuropa shall as soon as reasonably practicable, but in any event within 45 days after the last Business Day of each calendar month, deliver to the Agent the consolidated financial statements and management information of the Group for that month, together with such other information as the Agent may reasonably request.

18.4                        Compliance Certificates    Each of the financial statements delivered by Cableuropa under Clauses 18.1 (Annual Statements) and 18.2 (Quarterly Statements) shall be accompanied by (a) a Compliance Certificate signed by the Chief Financial Officer of Cableuropa certifying compliance with each of the applicable covenants contained in Section 19 (Financial and Performance Covenants) (the Compliance Certificate to contain detailed calculations reasonably acceptable to the Agent demonstrating such compliance) and also confirming on behalf of Cableuropa and the other Obligors that, to the best of their knowledge and belief, as of the date of the financial statements no Event of Default or Potential Event of Default has occurred and is continuing or, if it has occurred, a description of the Event of Default or Potential Event of Default, and the action taken or proposed to be taken to remedy it and, (b) in the case of the annual financial statements, an Auditors’ Compliance Certificate from the Auditors demonstrating compliance with each of the applicable covenants contained in Section 19 (Financial and Performance Covenants) (other than that contained in Clause 19.1(b) (Minimum Rollout)).

18.5                        Annual Budget    Within 30 days of the Board of Directors of Cableuropa approving the same (and in any event not later than 15 days prior to the beginning of each financial year of Cableuropa), Cableuropa shall deliver to the Agent the Annual Budget of the Obligors for the next 12 months Provided that if at any time an Instructing Group, in its reasonable opinion, believes that the performance and financial condition of the Obligors is materially worse than that forecast in the Annual Budget, the Agent may require Cableuropa to provide (within 30 days of notifying such requirement to Cableuropa) an updated Annual Budget for the remainder of the relevant financial year.

18.6                        Agreed Business Plan    If a material amendment to the Agreed Business Plan is proposed at any time, Cableuropa shall, not less than 30 days prior to the proposed date of amendment, deliver to the Agent any proposed revised Agreed Business Plan for approval by an Instructing Group which shall (among other things) set out the immediately following calendar year on a quarterly basis.  The Agent (acting on the instructions of an Instructing Group) shall use reasonable endeavours to approve, approve subject to further amendments or refuse approval of any proposed revised Agreed Business Plan within 30 days of the Agent receiving a copy of the proposed revised Agreed Business Plan under this Clause 18.6.

18.7                        Other Financial Information    Each of the Obligors shall from time to time at the request of the Agent, furnish the Agent with such information about the business and financial condition of each of Cableuropa, the other Obligors, the Group, the Project, the Licences and the Networks as the Agent may, at reasonable intervals, reasonably require, provided that each person who is given access to that information undertakes on normal commercial terms to keep the information obtained confidential subject to each of the exceptions referred to in paragraphs (a) to (d) of Clause 33.5 (Disclosure of Information).

18.8                        Requirements as to Financial Statements    Each of the Obligors shall ensure that:

(a)                                 each set of financial statements delivered by it pursuant to this Section 18 is prepared on substantially the same basis as was used in the preparation of its Original Financial Statements and in accordance with current accounting practice and consistently applied;

(b)                                 each set of financial statements delivered by it pursuant to Clause 18.3 (Monthly Statements) shall contain information of the same type and to the same level of detail as in the format previously agreed between the Agent (acting on the instructions of an Instructing Group) and Cableuropa;

(c)                                 each set of financial statements delivered by it pursuant to this Section 18 is certified by a duly authorised officer of Cableuropa as giving a true and fair view of the financial condition of the Group as at the end of the period to which those financial statements relate and of the results of the Group’s operations during the relevant period;

(d)                                 each set of financial statements delivered by it pursuant to Clause 18.2 (Quarterly Statements) is accompanied by such information as the Agent may reasonably require in order to calculate the covenants contained in Section 19 (Financial and Performance Covenants); and

(e)                                 each set of financial statements delivered by it pursuant to Clause 18.1 (Annual Statements) has been audited by the Auditors.

18.9                        Accounting Policies    Each of the Obligors shall ensure that each set of financial statements delivered to the Agent pursuant to this Section 18 is prepared using accounting policies, practices, procedures and reference periods substantially consistent with those applied in the preparation of the Original Financial Statements unless, in relation to any such set of financial statements, Cableuropa notifies the Agent that there have been material changes in any such accounting policies, practices, procedures or reference periods and the auditors for the time being of the relevant Obligor provide:

(a)                                 a description of the changes and the adjustments which would be required to be made to those financial statements in order to cause them to use the accounting policies, practices, procedures and reference periods upon which the Original Financial Statements were prepared; and

(b)                                 sufficient information, in detail and format reasonably required by the Agent, to enable the Lenders to make an accurate comparison between the financial position indicated by those financial statements and the Original Financial Statements, and any reference in this Agreement to those financial statements shall be construed as a reference to those financial statements as adjusted to reflect the basis upon which the Original Financial Statements were prepared.

18.10                 Proceedings    Each Obligor shall promptly deliver to the Agent for distribution to the Beneficiaries details of any litigation, arbitration, administration or other legal or dispute resolution proceedings (“Proceedings”) which if it had been current, pending or to its  knowledge threatened at that date of this Agreement would have rendered the representation and warranty in Clause 17.2(b) (No Material Proceedings) incorrect.  It will ensure that all information supplied to the Agent concerning Proceedings (whether pursuant to this Clause 18.10 or otherwise) is at the time of supply true and accurate in all material respects and there are no material facts of which it is aware which are not disclosed the non-disclosure of which might render any such information materially misleading or inaccurate.

18.11                 Maintenance of Adequate Accounting Records    Each Obligor shall install and maintain adequate accounting, management information and cost control systems, which systems shall comply in all regards with current accounting practice.

19                                  FINANCIAL AND PERFORMANCE COVENANTS

19.1                        Stage 1 Financial Covenants    Each of the Obligors undertakes with each of the Beneficiaries that on each Quarter Day until (and including) 31 December 2003:

(a)                                 Minimum EBITDA    EBITDA for the previous two calendar quarters ending on the Quarter Days set forth below shall not be less than the corresponding amounts set forth below:

Calendar Quarter Ending	EBITDA (€)

30 June 2001	(80,100,000)

30 September 2001	(65,400,000)

31 December 2001	(53,600,000)

31 March 2002	(43,700,000)

30 June 2002	(32,700,000)

30 September 2002	(21,000,000)

31 December 2002	(10,000,000)

31 March 2003	10,000,000

30 June 2003	17,500,000

30 September 2003	25,000,000

31 December 2003	32,500,000

(b)                                 Minimum Rollout    the aggregate number of Homes Passed in the Franchise Areas on that day is at least the number set out opposite such day in the second column below:

Quarter Day	Homes Passed

30 June 2001	929,443

30 September 2001	1,017,843

31 December 2001	1,106,243

31 March 2002	1,155,330

30 June 2002	1,204,418

30 September 2002	1,253,505

31 December 2002	1,302,593

31 March 2003	1,321,407

30 June 2003	1,340,221

30 September 2003	1,359,036

31 December 2003	1,377,850

(c)                                 Minimum Revenue    the Obligors shall have received Net Revenue during the previous two calendar quarters ending on the Quarter Days set forth below of not less than the corresponding amounts set forth below:

Calendar Quarter Ending	Net Revenue (€)

30 June 2001	45,800,000

30 September 2001	53,400,000

31 December 2001	62,700,000

31 March 2002	77,200,000

30 June 2002	91,400,000

30 September 2002	102,500,000

31 December 2002	115,000,000

31 March 2003	135,000,000

30 June 2003	140,000,000

30 September 2003	145,000,000

31 December 2003	150,000,000

(d)                                 Maximum Total Group Senior Debt to Total Capitalisation                            the percentage of Total Group Senior Debt on that day to Total Capitalisation on that day shall not exceed the corresponding percentage set forth below for such calendar quarter:

Calendar Quarter Ending	Percentage

30 June 2001	10.0

30 September 2001	10.0

31 December 2001	15.0

31 March 2002	15.0

30 June 2002	20.0

30 September 2002	25.0

31 December 2002	25.0

31 March 2003	25.0

30 June 2003	25.0

30 September 2003	30.0

31 December 2003	30.0

19.2                        Stage 2 Financial Covenants    Each of the Obligors undertakes with each of the Beneficiaries that on each Quarter Day following on or after 31 March 2004:

(a)                                 Maximum Total Group Senior Debt to Consolidated Annualised EBITDA    the ratio of Total Group Senior Debt on that day to Consolidated Annualised EBITDA shall not exceed the corresponding ratio set forth below for such calendar quarter:

Calendar Quarter Ending	Ratio

31 March 2004	6.50:1.00

30 June 2004	6.00:1.00

30 September 2004	5.50:1.00

31 December 2004	5.00:1.00

31 March 2005	4.00:1.00

30 June 2005	3.50:1.00

30 September 2005	3.50:1.00

31 December 2005	3.00:1.00

31 March 2006	2.50:1.00

30 June 2006	2.25:1.00

30 September 2006	2.00:1.00

31 December 2006 and each quarter thereafter	1.50:1.00

(b)                                 Maximum Group Total Indebtedness to Consolidated Annualised EBITDA    the ratio of Group Total Indebtedness on that day to Consolidated Annualised EBITDA shall not exceed the corresponding ratio set forth below for such calendar quarter:

Calendar Quarter Ending	Ratio

31 March 2004	13.00:1.00

30 June 2004	11.50:1.00

30 September 2004	10.50:1.00

31 December 2004	9.50:1.00

31 March 2005	7.50:1.00

30 June 2005	7.00:1.00

30 September 2005	7.00:1.00

31 December 2005	6.00:1.00

31 March 2006	5.00:1.00

30 June 2006	4.50:1.00

30 September 2006	4.50:1.00

31 December 2006	3.75:1.00

31 March 2007	3.10:1.00

30 June 2007	2.75:1.00

30 September 2007	2.75:1.00

31 December 2007 and each quarter thereafter	2.50:1.00

19.3                       Other Financial Covenants    Each of the Obligors undertakes with each of the Beneficiaries that on each Quarter Day set out below:

(a)                                 Minimum EBITDA to Senior Interest Expense    the ratio of EBITDA for the applicable calendar quarter ending on the Quarter Days set forth below to Senior Interest Expense for such calendar quarter shall not be less than the corresponding ratio set forth below for such calendar quarter:

Calendar Quarter Ending	Ratio

30 June 2003	1.25:1.00

30 September 2003	1.50:1.00

31 December 2003	1.75:1.00

31 March 2004	2.25:1.00

30 June 2004	2.50:1.00

30 September 2004	2.80:1.00

31 December 2004	3.10:1.00

31 March 2005 and each quarter thereafter	3.50:1.00

(b)                                 Minimum EBITDA to Total Interest Expense    the ratio of EBITDA for the applicable calendar quarter ending on the Quarter Days set forth below to Total Interest Expense for such calendar quarter shall not be less than the corresponding ratio set forth below for such calendar quarter:

31 December 2004	1.15:1.00

31 March 2005	1.40:1.00

30 June 2005	1.65:1.00

30 September 2005	1.75:1.00

31 December 2005	2.00:1.00

31 March 2006	2.35:1.00

30 June 2006	2.75:1.00

30 September 2006	2.75:1.00

31 December 2006 and each quarter thereafter	3.00:1.00

(c)                                 Maximum Capital Expenditure    the Obligors shall not in any Testing Period incur Capital Expenditure in excess of the sum of (i) Cumulative EBITDA Over-performance for the 12 month period ending on the last day of the calendar quarter prior to the calendar quarter then ended and (ii) the corresponding amounts set forth below:

Testing Period Ending	Capital Expenditure (€ million)

31 March 2003	65

30 June 2003	124

30 September 2003	182

31 December 2003	246

31 March 2004	41

30 June 2004	72

30 September 2004	97

31 December 2004	126

31 March 2005	25

30 June 2005	46

30 September 2005	62

31 December 2005	83

31 March 2006	25

30 June 2006	41

30 September 2006	53

31 December 2006	69

31 March 2007	19

30 June 2007	35

30 September 2007	45

31 December 2007	60

31 March 2008	23

30 June 2008	42

30 September 2008	57

31 December 2008	77

provided that to the extent that the Capital Expenditure incurred by the Obligors in any financial year is less than the projected Capital Expenditure for the Obligors contained in the table above for such financial year (the difference between such amounts being the “Unused Amount”), the Obligors will be permitted in addition to spend the Unusued Amount in the immediately following financial year but no further.

20                                  COVENANTS

20.1                        Positive Covenants    Each Obligor undertakes that it shall and (to the extent that any other member of the Group is referred to in this Clause 20.1) it shall procure that each other such member of the Group shall:

(a)                                 Maintenance of existence    maintain its existence as a company duly formed and validly existing under the laws of Spain (other than for the purposes of a solvent reconstruction on terms and conditions approved by the Agent acting on the instructions of an Instructing Group);

(b)                                 Comply with laws and regulations    comply with and procure that each of its agents, employees, contractors and sub-contractors (under material sub-contracts) complies with the terms and conditions of all applicable laws, regulations, agreements, licences and concessions including:

(i)                                  all Environmental Laws, all Environmental Licences, all Telecommunications and Cable Laws, the Licences and the Licence Concessions to the extent that failure to comply would or would be reasonably likely to have a Material Adverse Effect; and

(ii)                              all safety and health standards to the extent that a prudent and experienced international operator of cable telecommunications networks would so comply but, in any event, no lower than those standards required under Spanish law, to the extent that failure to comply would or would be reasonably likely to have a Material Adverse Effect.

(c)                                 Approvals, Licences, Consents, etc    obtain as and when required, comply in all material respects with the terms of and do all that is necessary to maintain in full force and effect all Necessary Authorisations and all other authorisations, approvals, licences and consents (including the Licences and the Environmental Licences):

(i)                                  required in or by Spanish laws and regulations to enable it lawfully to enter into and perform its obligations under the Facility Documents, in each case to which it is a party or to ensure the legality, validity, enforceability and admissibility in evidence, in Spain or England (as appropriate according to the governing law and submission to jurisdiction of and in each Facility Document), of the Facility Documents to which it is a party; and

(ii)                              necessary for the Project;

(d)                                 Notice of Default    promptly inform the Agent of the occurrence of any Event of Default or Potential Event of Default upon becoming aware of the same and, upon receipt of a written request to that effect from the Agent (which request shall only be given if the Agent or any Beneficiary reasonably believes an Event of Default or Potential Event of Default may have occurred) confirm to the Agent that, except as previously notified to the Agent or as notified in that confirmation, no Event of Default or Potential Event of Default has occurred;

(e)                                 Insurance

(i)                                  maintain insurances (including property and casualty, liability, workers’ compensation and business interruption insurance and including catastrophic coverage) satisfactory to the Agent (acting on the instructions of an Instructing Group) on and in relation to its business and assets with reputable underwriters or insurance companies against such risks and to such extent as would be normally insured against by prudent companies carrying on a similar business; and

(ii)                              ensure that each Secured Creditor is at all times, to the extent permitted by law, noted as a co-beneficiary with any Obligor on all insurance policies maintained by it;

(f)                                   Filing of tax returns    file or cause to be filed all tax returns required to be filed in all jurisdictions in which it is situated or carries on business or otherwise subject to tax and will promptly pay all taxes which are due and payable on returns or any assessment made against it except to the extent contested in good faith;

(g)                                Pari Passu    procure that at all times the claims of the Agent, the Beneficiaries and the Secured Creditors (as applicable) against it:

(i)                                  under this Agreement and the other Facility Documents (other than the Security Documents and the Fee Letters) rank at least pari passu with the claims of all their other unsecured and unsubordinated creditors under notarised Financial Indebtedness, except for such Financial Indebtedness which is notarised as permitted by the terms hereof and which is preferred in accordance with Spanish law and those whose claims are preferred by any bankruptcy, insolvency, liquidation or other similar laws of general application; and

(ii)                              under the Security Documents rank ahead of the claims of all its other secured creditors, and all its unsecured creditors under notarised facilities, up to the value of the assets the subject of the Encumbrances created by the Security Documents that may be obtained upon their enforcement;

(h)                                Representations    after the delivery of a Drawdown Request and before the making of the Advance referred to therein, immediately upon becoming aware of the event, notify the Agent of the occurrence of any event which results in or may reasonably be expected to result in any of the representations contained in Section 17 (Representations and Warranties) being untrue at or before the time of the making of the Advance;

(i)                                   Access to Project and Network    if the Agent has reasonable grounds to believe that an Event of Default or Potential Event of Default has occurred, ensure, as far as it is able, that at reasonable times, on reasonable prior notice from the Agent, any representative of, or professional adviser to, the Beneficiaries is afforded access to, and be permitted to inspect or observe, all or any part of the Project, the Networks or any other property of any Obligor, provided that no such representative or professional adviser may interfere with or impede the operations of the Obligors and that each person having access under this paragraph (i) provides an undertaking on normal commercial terms to keep any information it receives confidential subject to the exceptions in paragraphs (a) to (d) of Clause 33.5 (Disclosure of Information);

(j)                                   Access to Books and Records    if the Agent has reasonable grounds to believe that an Event of Default or Potential Event of Default has occurred, procure that any representative of, or professional adviser to, the Beneficiaries may, at reasonable times and on reasonable notice by the Agent to Cableuropa, have access to and be provided with copies of books, records, accounts, documents, computer programmes, data or other information in the possession of or available to it, provided that no such representative or professional adviser may interfere with or impede the operations of the Obligors and that each person having access under this paragraph (j) provides an undertaking on normal commercial terms to keep any information it receives confidential subject to the exceptions in paragraphs (a) to (d) of Clause 33.5 (Disclosure of Information);

(k)                               Maintenance of Rights    maintain and protect its rights and interests in the Intellectual Property Rights, the Project Assets and under all Material Documents (other than where the failure to so maintain and protect its rights under any Civil Works Contract or any Programming Agreement would not or would not be reasonably likely to have a Material

Adverse Effect and which does not adversely affect the rights of the Beneficiaries) and the Alcatel Supply Agreement and shall:

(i)                                  promptly pay, when due, all and any registration, renewal and licence fees and any fees and other additional payments payable under any Licences or Environmental Licences unless disputed in good faith provided that non-payment will not lead to cancellation, revocation or termination of any Licence or Environmental Licence;

(ii)                              procure that all notices and registrations necessary for the protection by them of their respective rights and interest in the Intellectual Property Rights and the Project Assets are promptly given in the appropriate forms save where the failure to do so would not, or would not be reasonably likely to, adversely affect the interest of the Beneficiaries under the Facility Documents; and

(iii)                          on becoming aware of an infringement or potential infringement, promptly take all action necessary and reasonable to remove any infringement or prevent the occurrence of any potential infringement where such infringement would, or would be reasonably likely to, adversely affect the interests of the Beneficiaries under the Facility Documents;

(l)                                   Environmental Claims    promptly on becoming aware of it, inform the Agent of any Environmental Claim which has been made or threatened against any Obligor or any occupier of any property owned or leased by any Obligor where the Environmental Claim may reasonably be expected to have a Material Adverse Effect;

(m)                             Subscribers    procure that all amounts owing, due or payable by a Subscriber to any Obligor under any agreement, arrangement or understanding are paid directly into a Pledged Account and if such moneys are otherwise paid to any member of the Group, procure that those moneys are promptly paid into a Pledged Account;

(n)                                Accounting Reference Date    maintain 31 December as the last day of its financial year unless otherwise agreed by the Obligors and the Agent (acting on the instructions of an Instructing Group) or otherwise required by Spanish law;

(o)                                 Project Completion    not at any time abandon the whole or any material part of the Project;

(p)                                  Additional Security

(i)                                  ensure that:

(A)                             any of its assets (other than its investment in any of the Excluded Companies) which are material to the Project or have an individual replacement value above €5,000,000 and which are not subject to the Security Documents or otherwise secured in favour of the Secured Creditors (other than in the case of the Escrow Accounts or assets subject to a Permitted Encumbrance where the liabilities secured by such Permitted Encumbrances are equal to or greater than the value of the assets so secured) are made subject to the Security Documents or are otherwise secured in favour of, and to the satisfaction of, the Secured Creditors (acting reasonably) as soon as they are acquired and to the extent that it is possible under the law of the jurisdiction in which the asset is located to do so, except to the extent that the cost to the relevant Obligor would be unreasonable given the value of the assets to be secured or an Instructing Group gives its prior written consent (and, in considering their response to any request from Cableuropa for such consent, the Lenders shall take account of the cost of granting such Encumbrance); and

(B)                              any of its credit rights under any agreement, deed or contract entered into by it which (x) in accordance with the terms of this Agreement replaces any Material Document entered into prior to the date hereof or (y) becomes a Material Document for the purposes of this Agreement following designation thereof by the Agent in accordance with the definition of “Material Document” are (in the case of sub-clause (y) hereof, if so requested by the Agent (acting on the instructions of an Instructing Group)) made subject to the Security Documents or are otherwise secured in favour of, and to the satisfaction of, the Secured Creditors (acting reasonably) as soon as reasonably practicable following the entering into if such agreement, deed or contract;

(ii)                              provide security to the Security Agent in form and substance satisfactory to the Security Agent (acting reasonably) in respect of its rights under any Hedging Agreements it may enter into from time to time in accordance with Clause 20.2(v) (Hedging); and

(iii)                          ensure that any shares acquired by it after the date hereof in any Obligor are made subject to the Security Documents as soon as they are acquired;

(q)                                  High Yield Debt Issue

(i)                                  ensure that all Financial Indebtedness owing by any member of the Group to an Issuer or any other person in connection with any High Yield Debt Issue (including for the avoidance of doubt and without limitation by way of guarantee) is (A) unsecured (other than, for the avoidance of doubt, any Encumbrance over any Escrow Account) and (B) subordinated to the satisfaction of an Instructing Group (acting reasonably) to all Indebtedness of the Obligors under the Facility Documents (provided that for the avoidance of doubt an Instructing Group will be deemed to be satisfied with the terms of the subordination of any High Yield Debt Issue in the event that the terms of such subordination are similar in all material respects to such terms in the Existing High Yield Debt Issues);

(ii)                              ensure that each member of the Group, and procure that each Issuer, complies with all its obligations under each High Yield Debt Issue and promptly notify the Agent if at any time an Issuer becomes obliged or may, with the giving of notice or passing of time or both, become obliged to repurchase, redeem or repay any Securities prior to their stated maturity (whether due to a default, event of default or otherwise);

(iii)                          ensure that no Issuer redeems or repurchases any Securities prior to their stated maturity date other than pursuant to:

(A)                            any repurchase or redemption rights accruing to any Issuer by reason of a public equity offering by any member of the Group provided that (x) any proceeds of such public equity offering required to be utilised in prepayment of the Facilities pursuant to paragraph (e) of Section 8

(Mandatory Prepayment) are so utilised prior to such repurchase or redemption and (y) having given effect to all prepayments, repurchases and redemptions made from the proceeds of the public equity offering, there remains a Fully Funded Plan;

(B)                              any repurchase or redemption of such Securities financed by the issuance of new Securities by the Issuer provided that any Securities issued in connection with such refinancing are not issued with an earlier maturity date than the Securities so refinanced; or

(C)                              any cancellation of the Acquired Securities following the disposal thereof to the Issuer by Cableuropa or any Obligor in accordance with Clause 20.2(b)(x) (Disposals); and

(iv)                             ensure that the Issuer under any High Yield Debt Issue designates all amounts owing under the Facility Documents as “Designated Senior Debt” (or howsoever defined) for the purposes of the High Yield Debt Documents and takes whatever steps as are necessary to ensure that all Financial Indebtedness owing by any member of the Group to the Issuer or any other person in connection with any High Yield Debt Issue (including for the avoidance of doubt and without limitation by way of guarantee) is subordinated on the terms set out in sub-paragraph (i) above and that such Issuer does not designate any Indebtedness, other than amounts owing under the Facility Documents and (if applicable) any VAT Facility or as directed by the Lenders, as “Designated Senior Debt” for the purpose of the High Yield Debt Documents;

(r)                                 Sufficient Funds    use its best endeavours to ensure that it and the other Obligors taken as a whole have, or will have, sufficient funds to ensure that all amounts payable under each Facility on the Final Maturity Date in respect thereof are able to be paid in full;

(s)                                 Employee Entitlements    ensure that it, and procure that each of its contractors and sub-contractors, has at all times paid to its employees all amounts payable to them (on or before the dates on which those amounts become payable) under Spanish law and under all employment contracts, agreements and arrangements with its employees in connection with their employment (including salaries, social security obligations and entitlements, performance bonuses and sick and annual leave entitlements) unless they are being disputed in good faith and on reasonable grounds;

(t)                                   VAT Refunds    ensure that all refunds of VAT received by any Obligor which is a borrower or guarantor under a VAT Facility are promptly paid into a VAT Account and that no other monies are paid into or credited to any VAT Account (other than amounts drawn under a VAT Facility, payments due under a VAT Facility in the amount of VAT refunds set off against the amount of VAT invoiced by the Borrowers as stated in their respective VAT returns and interest earned on any credit balance of that VAT Account);

(u)                                Management Contracts    ensure that all amounts payable by any Obligor under the Management Contracts do not exceed in total €2,000,000 per annum in aggregate and that no such payments which are related to the financial or operational performance of the Group (or any member thereof) are made if an Event of Default or Potential Event of Default has occurred and is continuing or would result from the making of such payment;

(v)                                  New Subsidiaries    ensure that promptly after an Obligor owns (directly or indirectly) at least 51% of the issued share capital of any company, Cableuropa notifies the Agent of that fact in writing;

(w)                               Escrow Accounts    ensure that the only monies paid into or credited to any Escrow Account are proceeds from a High Yield Debt Issue which are required under the terms of the relevant High Yield Debt Issue to be kept or maintained by the relevant Issuer or any other person, including any of the Obligors, in an account secured in favour of the holders of the Securities issued under the relevant High Yield Debt Issue (provided that those proceeds may be applied only to pay (wholly or in part) interest to the holders of those Securities), or interest earned on any credit balance of that Escrow Account;

(x)                                 [deletion without renumbering];

(y)                                 Material Documents     notify the Agent promptly after the entry by any Obligor of any agreement, deed or contract which it reasonably considers may constitute a Material Document;

(z)                                 Advances    execute a notarial deed (acta notarial) stating the principal amount outstanding under each Facility at the end of the respective Availability Periods and at such other times as the Agent may reasonably request;

(aa)                           Translation    ensure that a sworn translation (traducción jurada) of this Agreement into Spanish is prepared within three months after the date of this Agreement; and

(bb)                           Acquired Securities    ensure that on the date upon which it purchases any Acquired Securities in accordance with Clause 20.2(d)(vi) (Financial Accommodation) it disposes of such Acquired Securities in accordance with Clause 20.2(b)(x) (Disposals), that such Acquired Securities are then cancelled within three Business Days of such disposal to the Issuer in accordance with Clause 20.1(q)(iii)(C) (High Yield Debt Issue) and that evidence of such cancellation is provided to the Agent on the date thereof (such evidence to be in form and substance satisfactory to the Agent acting reasonably).

20.2                        Negative Covenants    No Obligor shall and (to the extent that any other member of the Group is referred to in this Clause 20.2) each Obligor shall procure that no other member of the Group shall:

(a)                                 Encumbrances    create or permit to subsist any Encumbrance over all or any of its present or future revenues or assets other than a Permitted Encumbrance provided that no Obligor shall create or permit to subsist any Encumbrance over any shares that such Obligor owns in any other Obligor;

(b)                                  Disposals    disregarding:

(i)                                   the stock option plans approved by the Board of Directors of Cableuropa on 17 June 1999 (to the extent that the same could be deemed to constitute a disposal of shares in the issued share capital of Cableuropa);

(ii)                               any other stock option plans in Cableuropa provided that such other stock option plans are on terms and conditions consistent with market practice and that all shares issued, or deemed to be issued, pursuant thereto do not at any time in aggregate exceed 5 per cent of the total equity share capital of Cableuropa;

(iii)                          sales of assets in the ordinary course of business;

(iv)                             disposals on normal arms’ length commercial terms of assets where the assets are no longer required for the purposes of the Project and the assets are:

(A)                            obsolete or surplus equipment and the proceeds of the disposal are applied to the Project, or, if falling within the terms of Clause 8.1(d) (Mandatory Prepayment), are applied in prepayment of the Loans under Clause 8.1(d) (Mandatory Prepayment);  or

(B)                              fixed assets to the extent that the net proceeds of sale are applied in the acquisition of assets of comparable or superior type, value and quality;

(v)                                 disposals made with the consent of an Instructing Group, provided that an Instructing Group must not unreasonably withhold or delay its consent to disposals in exchange for assets (other than cash or cash equivalent) comparable or superior as to type, value and quality;

(vi)                             disposals made by one Obligor to another Obligor provided that the acquiror of any asset which is the subject of such a disposal shall, if such asset was previously charged pursuant to the terms of a Security Document and such charge ceases to be effective as a result of such disposal, grant security to the Secured Creditors over such asset on terms no less favourable and in form and substance satisfactory to the Security Agent (acting reasonably);

(vii)                         in the case of Cableuropa, disposals of Investments in any Obligor required, as at the date of this Agreement, to be made under the terms of any Licence or Licence Concession;

(viii)                     disposals of assets where the total book value of the assets disposed over any 12 month period by all Obligors on a consolidated basis does not exceed €15,000,000 provided that the relevant disposal does not directly or indirectly cause any Securities to be repayable prior to their stated maturity;

(ix)                            disposals of shares in the issued share capital of, or other Investments in, any member of the Group which is not an Obligor; and

(x)                                 the disposal of the Acquired Securities to the Issuer provided that (A) any such disposal is made on the day upon which the relevant Obligor purchases such Acquired Securities in accordance with Clause 20.2(d)(vi) (Financial Accommodation) and (B) the consideration in respect thereof is the cancellation within three Business Days of such disposal to the Issuer of amounts owed by such Obligor to the Issuer under the relevant Subordinated Loan Agreements equal to the face value of the Acquired Securities so disposed of, sell, lease, transfer or otherwise dispose of, by one or more transactions or series of transactions (whether related or not), the whole or any part of its assets without the prior consent of the Agent acting on the instructions of an Instructing Group;

(c)                                 Permitted Indebtedness    create, assume, incur or otherwise permit to be outstanding any Financial Indebtedness other than Permitted Indebtedness;

(d)                                 Financial Accommodation

(i)                                  advance money or make available financial accommodation (including for the avoidance of doubt, participating debt (préstamos participativos)) to or for the benefit of;

(ii)                              give a guarantee or grant any Encumbrance (other than a Permitted Encumbrance) in or over its assets in connection with an obligation or liability of;  or

(iii)                          subscribe for, or otherwise acquire, any Investments in,

a person, or allow any Financial Indebtedness to exist between other members of the Group, except that it may:

(i)                                  make advances to directors or to employees not exceeding €1,000,000 in total for all members of the Group over any 12 month period;

(ii)                              in the case of Cableuropa, advance money or provide financial accommodation (including, for the avoidance of doubt, participating debt (préstamos participativos)) to an Obligor provided that the resulting Indebtedness of the relevant Obligor to Cableuropa constitutes Subordinated Debt;

(iii)                          in the case of any Obligor, subscribe for any shares in any other Obligor provided that it complies with its obligations under Clause 20.1(p) (Additional Security);

(iv)                             in the case of any Obligor, advance money or provide financial accommodation to any other Obligor on Subordination Terms or as otherwise approved by the Lenders in writing for the purposes of allowing that Obligor to fulfil its obligations under the Facility Documents, the Material Documents, any High Yield Debt Issue, any VAT Facility or in relation to the Project;

(v)                                 in the case of any Obligor, give a guarantee in connection with any High Yield Debt Issue provided that the terms of such guarantee are similar in all material respects to the terms of the guarantees provided by each Obligor in connection with each Existing High Yield Debt Issue;

(vi)                             in the case of any Obligor, acquire the Acquired Securities in a proportion equivalent to its proportion of overall Financial Indebtedness under the Subordinated Loan Agreements at a price equal to that paid by Holdco to purchase the Acquired Securities utilising in aggregate for all Obligors the Holdco Loan, the Escrow Amount and a B Advance made in accordance with Clause 2.2(f) (Purpose and Application) provided that each Obligor then complies with its obligations under Clause 20.1(bb) (Acquired Securities);

(vii)                         in the case of Cableuropa, advance a loan to Holdco in an aggregate principal amount of approximately €17,000,000 provided that such loan is repaid on the date upon which the relevant Obligors acquire the Acquired Securities in accordance with paragraph (vi) above; and

(viii)                     in the case of any Obligor, make advances to any other Obligor under the terms of the Cash Pool Agreement, that on or prior to 28 February 2003 each Obligor’s rights thereunder are pledged in favour of the Security Agent (for and on behalf of the Beneficiaries) pursuant to the terms of a Security Document in form and substance satisfactory to the Security Agent (acting reasonably);

(e)                                 Dividends, Distributions and Subordinated Debt Payments

(i)                                  pay, make or declare any dividend or other distribution; or

(ii)                              pay or repay any Subordinated Debt or any cash interest, fees, costs or expenses thereon otherwise than in accordance with the terms of Schedule 9 (Subordination Terms), other than (i) dividends or distributions made, or the payment of cash interest, by any Obligor to another Obligor of which it is a wholly-owned Subsidiary; (ii) dividends or distributions made by Cableuropa in accordance with the terms of paragraphs 3 and 4 of the Equity Commitment Agreement; (iii) in the case of Cableuropa, the payment of cash interest on the Holdco Loan in an amount not to exceed 7.5% per annum and payable annually in arrears on each anniversary of the making of the Holdco Loan provided that (A) no Event of Default or Potential Event of Default has occurred and is continuing at such time or would be reasonably likely to result from such payment and (B) the Agent has received a certificate executed by a duly authorised officer of Cableuropa certifying that (and the Agent is reasonably satisfied that), immediately after such payment has been made, the Group would have been in compliance with the then most recently tested financial covenant set out in Clause 19.3(a) (Minimum EBITDA to Senior Interest Expense) if, for such purposes, the cash interest accrued on the Holdco Loan during the applicable calendar quarter was deemed to be Senior Interest Expense for the purposes of calculating compliance with such financial covenant; or (iv) with the prior consent of the Agent acting on the instructions of an Instructing Group;

(f)                                   Amendment of Documents    permit or agree to any amendment, waiver, termination or assignment of any of the terms and conditions of:

(i)                                  any Material Document other than any amendment or termination permitted pursuant to the terms of Clause 22.1(g) (Termination, etc.) or any waiver which does not adversely affect the rights of the Beneficiaries;

(ii)                              the Alcatel Supply Agreement other than any amendment or termination permitted pursuant to the terms of Clause 22.1(g) (Termination, etc.) or any waiver which does not adversely affect the rights of the Beneficiaries; or

(iii)                          any High Yield Debt Issue or High Yield Debt Document (other than amendments which do not adversely affect the rights of the Beneficiaries and the Cancellation Amendments).  For the purposes of this paragraph, but without limitation to the foregoing, amendments to the subordination provisions in any High Yield Debt Issue (other than amendments which, in the opinion of a reasonable person, would improve the rights of the Beneficiaries) or amendments which increase the scope of the events of default (howsoever described), or materially increase the obligations of any Obligor, under a High Yield Debt Issue shall be deemed to affect the rights of the Beneficiaries adversely, without the prior written consent of an Instructing Group (in considering whether to give their consent the Lenders shall consider in good faith, but without any obligation to accept, any reasonable representations made by Cableuropa);

(g)                                Capital Expenditure    acquire any asset or incur any expenditure for fixed or other non-current assets (otherwise than as permitted by the terms of this Agreement or in relation to the Project and the Networks and other operating activities and maintenance as set out in the Agreed Business Plan) except where the value of assets acquired and amount of expenditure incurred by all Obligors in total over any 12 month period does not exceed €10,000,000 (or its equivalent) without the prior consent of the Agent acting on the instructions of an Instructing Group;

(h)                                Merger    merge or consolidate with any other company or person which is not an Obligor (or enter into any other transaction having a similar effect) without the prior written consent of an Instructing Group (which, where the merger is with a person which has aggregate liabilities to persons other than Obligors not exceeding €5,000, shall not be unreasonably withheld);

(i)                                   New Subsidiaries    create or acquire any new Subsidiaries without the prior written consent of the Agent acting on the instructions of an Instructing Group;

(j)                                   New Shares    (except in the case of Cableuropa) issue or agree to issue any further shares or options in respect of shares other than:

(i)                                  effecting a share split to reduce the value of individual shares while keeping the same aggregate share capital by increasing the number of shares, provided that if the shares are pledged under the Security Documents new shares are pledged in favour of the Secured Creditors on the same terms as those contained in the Security Documents so that the number of shares in the relevant company that are pledged under the Security Documents as a percentage of all issued shares in the relevant company is not diminished;

(ii)                              shares which the relevant Obligor is required to issue under the terms of any Licence or Licence Concession;

(iii)                          issuing shares to any other Obligor in accordance with Clause 20.2(d) (Financial Accommodation); or

(iv)                             issuing or agreeing to issue further ordinary voting shares provided that when such shares are issued a portion of them are subscribed for by another Obligor and contemporaneously pledged in favour of the Secured Creditors in accordance with Clause 20.1(p) (Additional Security) so that the number of shares in the relevant Obligor that are pledged under the Security Documents as a percentage of all issued shares in such Obligor is not diminished, or alter or agree to alter any rights attaching to its issued shares in existence at the date of this Agreement;

(k)                               Sole Business    carry on business other than in relation to the Project, the Networks, any Telecommunications Business, the business of providing cable television and telecommunications and internet and related services, in each case pursuant to or as contemplated by the terms of the Facility Documents and the Agreed Business Plan;

(l)                                   Transactions on Arm’s Length Terms    without prejudice to paragraph (m) below, enter into any transactions or series of transactions with any person except on arms’ length terms and conditions;

(m)                             Entering into Contracts    enter into any contractual commitment of a material nature (including any joint venture undertaking), other than for the purpose of carrying out the Project, without the prior consent of the Agent acting on the instructions of an Instructing Group nor enter into any service arrangement or contract with the Shareholders (other than arrangements or contracts on arms’ length terms and which have been awarded after receiving alternative offers on worse or equal terms), or with any of their Subsidiaries or Affiliates, other than those service arrangements and contracts specified in this Agreement or the Agreed Business Plan;

(n)                                Waive Financial Indebtedness    release or waive any Financial Indebtedness owed by any person to it other than for valuable market consideration if as a result the total Financial Indebtedness released or waived by all Obligors over any 12 month period would exceed €1,000,000;

(o)                                 Constitutive Documents    amend its constitutive documents in any manner which would adversely affect the rights of the Beneficiaries under any Facility Document except as contemplated by this Agreement or the Security Documents, as required under Spanish law or in a manner to which the Agent has given its prior written consent (not to be unreasonably withheld);

(p)                                 Proceeds of Advances    apply any proceeds of any Advance in any manner other than in accordance with Clause 2.2 (Purpose and Application);

(q)                                 Profit Sharing    without the prior written consent of the Agent, acting on the instructions of an Instructing Group, enter any joint venture, partnership, Unión temporal de empresas (UTE), or any profit-sharing, royalty or similar arrangements whereby any income or profits (however described) are, or would be, shared with any other party, except where each of the following conditions is satisfied in the reasonable opinion of the Agent:

(i)                                  the arrangement is in the ordinary course of business;

(ii)                              no capital contributions and no profit sharing is required to be made;  and

(iii)                          the arrangement is provided for in the Agreed Business Plan;

(r)                                 Payments under High Yield Debt Issues

(i)                                  Without the prior consent of the Agent acting on the instructions of an Instructing Group, make any payments whatsoever under any High Yield Debt Issue (including any Subordinated Loan Agreement or any guarantee of any High Yield Debt Issue) other than payments of interest or mandatory prepayments of principal or payments to the Issuer pursuant to the terms of any Subordinated Loan Agreement to permit payments of interest or any redemption, repurchase or cancellation permitted pursuant to Clause 20.1(q) (High Yield Debt Issue), provided that no payments whatsoever under any High Yield Debt Issue may be made at any time whilst an Event of Default has occurred and is continuing; or

(ii)                              designate any Indebtedness, other than amounts owing under the Facility Documents and (if applicable) any VAT Facility or as directed by the Agent (acting on the instructions of an Instructing Group), as “Designated Senior Debt” for the purposes of the Existing High Yield Debt Issues or any other High Yield Debt Issues which incorporates such concept (however defined);

(s)                                 Notarised Debt    allow any Financial Indebtedness, or any agreement relating to or evidencing any Financial Indebtedness, of any Obligor to be notarised other than the Financial Indebtedness of any Obligor under the Facility Documents, any VAT Facility or as a result of any refinancing of any Financial Indebtedness permitted under paragraphs (e) or (g) of the definition of “Permitted Indebtedness” which is notarised or as otherwise agreed to by the Agent (acting on the instructions of an Instructing Group);

(t)                                   Bank Accounts    without the prior consent of the Agent acting on the instructions of an Instructing Group, on or from Financial Completion, open, operate or have any interest (whether alone or with any other person) in any account with a bank or other financial institution other than the Pledged Accounts, the VAT Accounts and the Escrow Accounts;

(u)                                Minimum Shareholding    (in the case of Cableuropa) not at any time sell, transfer or otherwise dispose of any shares in the issued share capital of any Obligor if as a result the representation in Clause 17.2(u) (Minimum Shareholding) would be incorrect or untrue if given at that time by reference to the facts and circumstances existing at that time;

(v)                                  Hedging    enter into any Hedging Agreement other than on terms and with counterparties acceptable to an Instructing Group (such acceptance not to be unreasonably withheld or delayed) Provided that:

(i)                                  any Obligor may enter into Hedging Agreements with any Hedge Counterparty if such Hedging Agreements are currency rate protection arrangements entered into to hedge the currency rate exposure of the Issuer under any High Yield Debt Issue;

(ii)                              any Obligor may enter into Hedging Agreements with any Hedge Counterparty if such Hedging Agreements are interest rate protection arrangements entered into to hedge the interest rate exposure of the Borrowers under this Agreement; and

(iii)                          any Obligor may enter into Hedging Agreements if such Hedging Agreements are currency rate protection arrangements entered into to hedge the currency rate exposure of any Obligor in respect of its non-Euro denominated accounts payable and provided that such Hedging Agreements are short-term and unsecured.

Any Obligor may grant security in respect of Hedging Agreements falling within paragraphs (i)  or (ii) above on terms where the relevant Hedge Counterparty is party to or has acceded to the Intercreditor Agreement as a Hedge Counterparty in accordance with the provisions thereof and any security therefor is granted under the Security Documents or any of them;

(w)                               VAT Facilities    make any payments whatsoever under any VAT Facility other than from the VAT Account;

(x)                                 Share Capital Increases    (in the case of Cableuropa) not at any time claim repayment of all or any amounts contributed by it by way of share capital to any Obligor; or

(y)                                 Acquiring Assets and Entering into Contracts    (in the case of Cableuropa) notwithstanding any other provision of this Agreement, not at any time after the date hereof either acquire any asset which has an individual replacement value of over €2,000,000 or enter into any contract of a material nature relating to the Project (other than any contract (a) entered into for the purposes of replacing or renewing any contract that it has entered into prior to the date hereof or (b) required for the purposes of the central management of the Group) unless at the time of such acquisition or the entering into such of contract either (i) it grants security in favour of the Secured Creditors over such asset or assigns all of its rights under such contract in favour of the Secured Creditors, as applicable, or (ii) all of the shares in Cableuropa are pledged in favour of the Secured Creditors, in each case on terms, and in form and substance, satisfactory to the Security Agent (acting reasonably).

21                                 SECURITY

Each of the Obligors shall take all such action as may be open to it to:

(a)                                 notarise (in the case of documents governed by Spanish law), perfect and protect the security intended to be conferred on the Secured Creditors by the Security Documents;

(b)                                 maintain the security intended to be created by the Security Documents;  and

(c)                                 make all filings and registrations and take all other action necessary (including the giving of all notices of assignment and payment of all relevant taxes and fees) in connection with the creation, perfection (including prompt registration) or protection of any security which any of the Obligors is required to create in connection with the Facilities.

22                                 EVENTS OF DEFAULT

22.1                       Events of Default    If:

(a)                                 Non-payment    Subject to Clause 22.3 (Technical Default in Payment), any party to a Facility Document other than a Beneficiary fails to pay any sum due from it under any of the Facility Documents within three Business Days of the sum becoming due and payable in the currency and in the manner specified;

(b)                                 Breach of Certain Obligations    any Obligor is at any time in breach of any of the covenants in Section 19 (Financial and Performance Covenants) or the covenant in Clause 20.2(p) (Proceeds of Advances) and the breach, if capable of remedy, is not remedied to the satisfaction of the Agent within ten Business Days of a request by the Agent to remedy the breach;

(c)                                 Breach of Facility Documents, Material Documents and the Alcatel Supply Agreement    any Obligor or Holdco fails duly to perform or comply with any of the obligations expressed to be assumed by it in any Facility Document (other than as referred to in Clauses 22.1(a) (Non-payment) or 22.1(b) (Breach of Certain Obligations)) or Material Document or in the Alcatel Supply Agreement (other than where the failure to so perform or comply with any of its obligations under any Civil Works Contract or any Programming Agreement would not or would not be reasonably likely to have a material adverse effect on the design, construction, maintenance, use, marketing, operation or administration of a Network or the Project) to which it is a party and such failure or non-compliance, if capable of remedy, is not remedied to the satisfaction of the Agent, in the case of a Facility Document, within thirty days of a request by the Agent to remedy the same and, in the case of a Material Document or the Alcatel Supply Agreement, within the later of the remedy period (if any) set out in that Material Document or in the Alcatel Supply Agreement, as applicable, and thirty days of a request by the Agent to remedy the same;

(d)                                 Misrepresentations

(i)                                  any representation or statement made or deemed to be repeated by any Obligor in the Facility Documents or in any notice or other document, certificate or statement delivered by it pursuant to a Facility Document or in connection with a Facility Document is or proves to have been incorrect or misleading in any material respect when made or deemed to be repeated; or

(ii)                              any representation or statement made or deemed to be repeated by Holdco in any Facility Document to which it is a party or in any notice or other document, certificate or statement delivered by it pursuant to any such agreement or in connection with any such agreement is or proves to have been incorrect or misleading in any material respect when made or deemed to be repeated;

(c)                                 Minimum Shareholding    in relation to each Obligor, Cableuropa at any time ceases to control (directly or indirectly) at least the percentage of all voting rights in respect of that Obligor as shown in Schedule 12 (Shareholdings);

(f)                                   Change of Control of Cableuropa

(i)                                  prior to an initial public offering made by any Obligor, the Permitted Holders cease to legally and beneficially own (directly or indirectly) a majority of all the voting rights in respect of Cableuropa (provided that any person will be deemed to beneficially own all shares that such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time); or

(ii)                              on or after any such initial public offering referred to in paragraph (i) above, any person (or persons acting in concert), other than any one or more of the Permitted Holders, legally and beneficially owns (directly or indirectly) 35% or more of all the voting rights in respect of Cableuropa and, at such time, the Permitted Holders legally and beneficially own (directly or indirectly) in aggregate a lesser percentage of all the voting rights in respect of Cableuropa than such person (or persons acting in concert) (provided that any person will be deemed to beneficially own all shares that such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time);

(g)                                Termination, etc.

(i)                                  any Material Document or the Alcatel Supply Agreement is amended in any material respect (other than any amendment to any Material Document which does not adversely affect the rights of the Beneficiaries or any amendment to any Programming Agreement or Interconnection Agreement required in order to comply with any mandatory requirement of a court or other regulatory authority of Spain or the European Union) or suspended, cancelled, revoked, surrendered or terminated (whether in whole or in part) other than by the lapse of the agreed term, except (A) in the case of a Material Document (other than any Civil Works Contract or any Programming Agreement) or the Alcatel Supply Agreement, which is simultaneously replaced by another agreement with the same or another counterparty of the same credit standing on the same or more favourable terms or terms approved by an Instructing Group (such approval not to be unreasonably withheld); (B) in the case of any Civil Works Contract or (without prejudice to (C) below) any Programming Agreement which is simultaneously replaced (to the extent that such replacement is material to the Project) by another agreement or agreements on terms which do, and with a counterparty or counterparties which does, not adversely affect the rights of the Beneficiaries (and, for the avoidance of doubt, a counterparty of the same credit standing will not be deemed to adversely affect the rights of the Beneficiaries); or (C) in the case of any Programming Agreement or Interconnection Agreement which is so terminated as a result of the compliance by any Obligor with any mandatory requirement of a court or other regulatory authority of the European Union or Spain; or

(ii)                              any consent, licence, approval, authorisation, registration or permit required or obtained by any Obligor for the execution, delivery and performance of any Facility Document or the undertaking of the Project (other than a Licence or Licence Concession) is suspended, cancelled, revoked, surrendered or terminated in any manner materially adverse to the rights of the Lenders;

(h)                                Cross Default    (i) any Financial Indebtedness (including, for the avoidance of doubt, any Financial Indebtedness due under a final judgment or court order) of any Obligor or Holdco is not paid within five days of the later of its falling due and the expiry of any applicable grace period appearing in the relevant document, (ii) any such Financial Indebtedness becomes due and payable (vencida, liquida y exigible) prior to its specified maturity or (iii) any creditor becomes entitled to declare any such Financial Indebtedness due and payable prior to its specified maturity, where, in each such case, such Financial Indebtedness exceeds €3,000,000 or (in the case of all members of the Group and Holdco on a consolidated basis) exceeds €15,000,000 (in aggregate);

(i)                                   Failure to Pay Debts    any Obligor or Holdco is unable to pay its debts as they fall due, or, by reason of financial difficulties, commences negotiations with any one or more of its creditors with a view to the general readjustment or rescheduling of its Indebtedness or makes a general assignment for the benefit of or a composition with its creditors without the prior approval of the Agent acting on the instructions of all the Lenders;

(j)                                   Commencement of Insolvency Proceedings    any action or legal proceedings are started (which, if petitioned by a third party, is not dismissed by the relevant court or authority within 30 days of the petition from date known to the relevant Obligor or Holdco as the case may be) against any Obligor or Holdco for its winding-up, dissolution, administration, bankruptcy or any similar or analogous proceeding or by any Obligor or Holdco in order for it to be declared in suspension of payments other than for the purposes of a solvent reconstruction on terms and conditions approved by the Agent acting on the instructions of an Instructing Group;

(k)                               Enforcement of Encumbrances    any execution, distress, attachment or legal process is levied, made or taken against, or an encumbrancer takes possession of, the whole or any part of the property, undertaking or assets which are the subject of the Security Documents which is not being contested in good faith within 10 Business Days and is not discharged or stayed within 45 days or an Encumbrance is enforced or becomes enforceable over any material part of the property, undertaking or assets of any Obligor or Holdco;

(l)                                   Expropriation of Assets, Privatisation    by or under the authority of any government, any of the issued shares of any Obligor or Holdco or the whole or any material part of its or their revenues or assets is seized, nationalised, expropriated or compulsorily acquired;

(m)                             Illegality

(i)                                  at any time it is or becomes unlawful for any Obligor to perform or comply with any or all of its obligations under the Facility Documents or the Material

Documents or the Alcatel Supply Agreement or any of its obligations are not or cease to be legal, valid and binding except, in either case, where such circumstance(s) occurs in relation to (i) any Civil Works Contract or (without prejudice to (ii) below) any Programming Agreement and would not or would not be reasonably likely to have a Material Adverse Effect on the design, construction, maintenance, use, marketing, operation or administration of the Project; or (ii) any Programming Agreement or Interconnection Agreement as a result of the compliance by any Obligor with any mandatory requirement of a court or other regulatory authority of the European Union or Spain; or

(ii)                              at any time it is or becomes unlawful for Holdco to perform or comply with any or all of its obligations under any Facility Document to which it is a party or any of its obligations thereunder are not or cease to be legal, valid and binding;

(n)                                Cessation of Business    any Obligor ceases to carry on the business it carries on at the date of this Agreement or enters into any new business unrelated to the Project or the Telecommunications Business;

(o)                                 Repudiation

(i)                                  any Obligor party to a Facility Document or a Material Document or the Alcatel Supply Agreement repudiates any of the Facility Documents or the Material Documents or the Alcatel Supply Agreement to which it is party or does or causes to be done any act or thing evidencing an intention to repudiate any of the Facility Documents or the Material Documents or the Alcatel Supply Agreement and the repudiation is not withdrawn and rectified within 5 days, except (i) in the case of a Material Document (other than any Civil Works Contract or any Programming Agreement) or the Alcatel Supply Agreement which is simultaneously replaced by another agreement with the same or another counterparty of the same credit standing on the same terms or terms approved by the Lenders (such approval not to be unreasonably withheld); (ii) in the case of any Civil Works Contract or (without prejudice to (iii) below) any Programming Agreement which is replaced (to the extent that such replacement is material to the Project) by another agreement or agreements on terms which do, and with a counterparty or counterparties which does, not adversely affect the rights of the Beneficiaries (and, for the avoidance of doubt, a counterparty of the same credit standing will not be deemed to adversely affect the rights of the Beneficiaries); and (iii) in the case of any Programming Agreement or Interconnection Agreement which is so repudiated as a result of the compliance by any Obligor with any mandatory requirement of a court or other regulatory authority of the European Union or Spain; or

(ii)                              Holdco repudiates any Facility Document to which it is a party or does or causes to be done any act or thing evidencing an intention to repudiate any Facility Document to which it is a party and the repudiation is not withdrawn and rectified within 5 days;

(p)                                 Enforceability and Validity of Security Documents    any Security Document is not or ceases to be effective or any person shall in any way challenge, or bring proceedings to challenge the prior status of the security created by any Security Document or the validity or enforceability of any Security Document except where the Agent (acting reasonably) determines in its sole discretion that the challenge is vexatious or frivolous;

(q)                                 Breach of Licence Concession

(i)                                  any breach of the terms of any Licence or Licence Concession pursuant to which any Obligor is operating is subsisting and such breach has not been expressly waived in writing by the Spanish Ministry of Science and Technology (Ministerio de Ciencia y Tecnología) within 30 days of notice from the Agent to Cableuropa and such breach (whether alone or in the context of prior breaches or other circumstances subsisting at the time) would or would be reasonably likely to lead to any cancellation, termination or revocation (in whole or in a material part) of, or imposition of additional materially onerous terms in respect of, any Licence or Licence Concession;  or

(ii)                              any revocation, suspension, surrender, termination or cancellation of all or a material part of any Licence or Licence Concession;

(r)                                 Material Adverse Effect    any event or series of events occurs which would or would be reasonably likely to have a Material Adverse Effect;

(s)                                 Abandonment of Project    any Obligor abandons the whole or any material part of the Project;

(t)                                   High Yield Debt Issue    any of the following events occurs:

(i)                                  an event of default or similar event under any High Yield Debt Issue or any demand or call is made under or in respect of any guarantee by any member of the Group of Indebtedness incurred by any person under or in connection with any High Yield Debt Issue;

(ii)                              an event which entitles any holder or group of holders of any Securities or trustee under any High Yield Debt Issue to require repayment of any Securities prior to their stated maturity; or

(iii)                          an event obliging amounts to be repaid under any High Yield Debt Issue prior to their stated maturity;

(u)                                Cableuropa Share Pledge and Participating Debt

(i)                                  at any time following the registration in the Mercantile Registry of any newly issued shares of Cableuropa, less than 100% of the shares in Cableuropa are subject to the Cableuropa Share Pledge; or

(ii)                              at any time any person has made any loan by way of participating debt (préstamos participativos) to Cableuropa and such person has not pledged, within 3 Business Days, all of its interest or rights as lender in or to such loan in favour of the Secured Creditors pursuant to a security document in form and substance satisfactory to the Agent (acting on the instructions of an Instructing Group), then the Agent may at any time (and, if so instructed by an Instructing Group, shall) by written notice to the Obligors:

(A)                             declare the Advances, or any one or more of them, together with accrued interest and any other sums then owed by the Obligors under this Agreement to be immediately due and payable or declare the Advances, or any one or more of them, to be due and payable on demand from the Agent together with accrued interest and any other sums then owed by the Obligors under this Agreement or any of the other Facility Documents;  and/or

(B)                               cancel the Facilities and the Available Commitment of each Lender shall be reduced to zero; and/or

(C)                               without prejudice to any other rights of the Secured Creditors, declare that it and/or the Security Agent shall exercise any of the rights granted to it or any one or more of the Secured Creditors under the Security Documents.

22.2                        Acceleration    If, pursuant to Clause 22.1 (Events of Default), the Agent declares the Advances, or any one or more of them, to be due and payable on demand the Agent may at any time (and, if so instructed by an Instructing Group, shall) by written notice to the Obligors call for repayment of the Advances, or any one or more of them, together with accrued interest and any other sums then owed by the Obligors under this Agreement or any other Facility Document on the date specified in the notice or withdraw its declaration with effect from the date specified in the notice.

22.3                        Technical Default in Payment    Failure by any Obligor to pay an amount due will not constitute an Event of Default under Clause 22.1(a)(i) (Non-payment) if:

(a)                                 before the exercise of the Agent’s powers under Clause 22.1 (Events of Default) the relevant Borrower demonstrates to the satisfaction of the Agent (acting reasonably) that it had sufficient available funds with its bankers and had given appropriate instructions to those banks to make that payment and that the payment would have been made but for temporary technical or administrative difficulties outside the control of such Borrower;  and

(b)                                 payment is received in the manner required within five Business Days of the due date.

The Agent need not wait for a demonstration under paragraph (a) before exercising its powers under this Section 22.

23                                 DEFAULT INTEREST

23.1                        Default Interest Periods    If any sum due and payable by any of the Obligors hereunder is not paid on the due date therefor in accordance with the provisions of Section 29 (Payments) or if any sum due and payable by any of the Obligors under any judgment of any court in connection herewith is not paid on the date of such judgment, the period beginning on such due date or, as the case may be, the date of such judgment and ending on the date upon which the obligation of such Obligor to pay such sum (the balance thereof for the time being unpaid being herein referred to as an “unpaid sum”) is discharged shall be divided into successive periods, each of which (other than the first) shall start on the last day of the preceding such period and the duration of each of which shall (except as otherwise provided in this Section 23.2 (Default Interest)) be selected by the Agent.

23.2                        Default Interest    During each such period relating thereto as is mentioned in Clause 23.1 (Default Interest Periods) an unpaid sum shall bear interest at the rate per annum which is the sum from time to time of one per cent, the Margin at such time, the Mandatory Costs in respect thereof at such time and EURIBOR on the Quotation Date therefor provided that:

(a)                                 if, for any such period, EURIBOR cannot be determined, the rate of interest applicable to each Lender’s portion of such unpaid sum shall be the rate per annum which is the sum of one per cent, the Margin at such time, the Mandatory Costs in respect thereof at such time and the rate per annum notified to the Agent by such Lender as soon as practicable after the beginning of such period as being that which expresses as a percentage rate per annum the cost to such Lender of funding from whatever sources it may select its portion of such unpaid sum during such period; and

(b)                                 if such unpaid sum is all or part of an Advance which became due and payable on a day other than the last day of an Interest Period relating thereto, the first such period applicable thereto shall be of a duration equal to the unexpired portion of that Interest Period and the rate of interest applicable thereto from time to time during such period shall be that which exceeds by one per cent the rate which would have been applicable to it had it not so fallen due.

23.3                        Payment of Default Interest    Any interest which shall have accrued under Clause 23.2 (Default Interest) in respect of an unpaid sum shall be due and payable and shall be paid by the Obligor owing such unpaid sum at the end of the period by reference to which it is calculated or on such other dates as the Agent may specify by written notice to such Obligor.

23.4                        Unpaid Sums as Advances    Any unpaid sum shall (for the purposes of this Section 23 (Default Interest), Clause 14.1 (Increased Costs), Section 26 (Indemnities) and Section 27 (Broken Funding and Currency Indemnities)) be treated as an advance and accordingly in this Section 23 (Default Interest), Clause 14.1 (Increased Costs), Section 26 (Indemnities) and Section 27 (Broken Funding and Currency Indemnities) the term “Advance” includes any unpaid sum and the term “Interest Period”, in relation to an unpaid sum, includes each such period relating thereto as is mentioned in Clause 23.1 (Default Interest Periods).

24                                 GUARANTEE AND INDEMNITY

24.1                        Guarantee    Each Guarantor irrevocably and unconditionally guarantees to the Secured Creditors the due and punctual observance and performance of all the terms, conditions and undertakings on the part of each Obligor contained in the Finance Documents and agrees to pay to the Agent from time to time on demand any and every sum or sums of money which any other Obligor is at any time liable to pay to the Secured Creditors or any of them under or pursuant to any of the Finance Documents and which has become due and payable but has not been paid at the time such demand is made.

24.2                        Indemnity    Each Guarantor irrevocably and unconditionally agrees as a primary obligation and not merely as surety to indemnify the Secured Creditors from time to time on demand by the Agent from and against any loss incurred by the Secured Creditors or any of them as a result of any of the obligations of any Obligor under or pursuant to any of the Finance Documents being or becoming void, voidable, unenforceable or ineffective as against any Obligor for any reason whatsoever, whether or not known to the Secured Creditors or any of them or any other person, the amount of such loss being the amount which the person or persons suffering it would otherwise have been entitled to recover from such Obligor.

24.3                        Additional Security    The obligations of the Guarantors herein contained shall be in addition to and independent of every other security which the Secured Creditors or any of them may at any time hold in respect of any Obligor’s obligations under any of the Finance Documents.

24.4                        Continuing Obligations    The obligations of the Guarantors herein contained shall constitute and be continuing obligations notwithstanding any settlement of account or other matter or thing whatsoever and shall not be considered satisfied by any intermediate payment or satisfaction of all or any of the obligations of any Obligor under any of the Finance Documents and shall continue in full force and effect until final payment in full of all amounts owing by the Obligors under the Finance Documents and total satisfaction of all the Obligors’ actual and contingent obligations thereunder.

24.5                        Obligations not Discharged    Neither the obligations of the Guarantors herein contained nor the rights, powers and remedies conferred in respect of the Guarantors upon the Secured Creditors or any of them by this Agreement or by law shall be discharged, impaired or otherwise affected by:

(a)                                 the winding-up, dissolution, administration or re-organisation of any Obligor or any other person or any change in its status, function, control or ownership;

(b)                                 any of the obligations of any Obligor or any other person under any of the Finance Documents or under any other security taken in respect of any of its obligations thereunder being or becoming illegal, invalid, unenforceable or ineffective in any respect;

(c)                                 time or other indulgence being granted or agreed to be granted to any Obligor in respect of its obligations under any Finance Document or under any such other security;

(d)                                 any amendment to, or any variation, waiver or release of, any obligation of any Obligor under any Finance Document or under any such other security;

(e)                                 any failure to take, or fully to take, any security contemplated by any Finance Document or otherwise agreed to be taken in respect of the obligations of any Obligor under any Finance Document;

(f)                                   any failure to realise or fully to realise the value of, or any release, discharge, exchange or substitution of, any security taken in respect of the obligations of any Obligor under any Finance Document; or

(g)                                any other act, event or omission which, but for this Clause 24.5 (Obligations not Discharged), might operate to discharge, impair or otherwise affect any of the obligations of any of the Guarantors herein contained or any of the rights, powers or remedies conferred upon the Secured Creditors or any of them by the Finance Documents or by law.

24.6                        Settlement Conditional    Any settlement or discharge between the Guarantors (and any of them) and the Secured Creditors or any of them shall be conditional upon no security or payment to the Secured Creditors or any of them by any Obligor or any other person on behalf of any Obligor being avoided or reduced by virtue of any provisions or enactments relating to bankruptcy, insolvency, liquidation or similar laws of general application for the time being in force and, if any such security or payment is so avoided or reduced, the Secured Creditors shall each be entitled to recover the value or amount of such security or payment from the Guarantors subsequently as if such settlement or discharge had not occurred.

24.7        Exercise of Rights    Neither the Secured Creditors nor any of them shall be obliged before exercising any of the rights, powers or remedies conferred upon them in respect of the Guarantors by this Agreement or by law:

(a)                                 to make any demand of any other Obligor;

(b)                                 to take any action or obtain judgment in any court against any other Obligor;

(c)                                 to make or file any claim or proof in a winding-up or dissolution of any other Obligor; or

(d)                                 to enforce or seek to enforce any other security taken in respect of any of the obligations of any other Obligor under any of the Finance Documents,

and, for the avoidance of doubt, each of the Guarantors waives its legal benefits under the Spanish laws of “excusión”, “división” and “order”.

24.8                        Deferral of Guarantor’s Rights    Each of the Guarantors agrees that, so long as any amounts are or may be owed by any Obligor under any of the Finance Documents or any Obligor is under any actual or contingent obligations under any of the Finance Documents, any rights which a Guarantor may at any time have by reason of performance by it of its obligations hereunder or in respect of any other moneys for the time being due to such Guarantor from any other Obligor:

(a)                                 to claim payment from or be indemnified by any other Obligor; and/or

(b)                                 to claim any contribution from any other guarantor of any other Obligor’s obligations under any of the Finance Documents or in respect of any such other moneys; and/or

(c)                                 to take the benefit (in whole or in part and whether by way of subrogation or otherwise) of any rights of the Secured Creditors or any of them under any of the Finance Documents or of any other person in respect of such moneys or of any other security taken pursuant to, or in connection with, any of the Finance Documents by all or any of the Secured Creditors or taken by any other person in respect of such moneys, shall be exercised by such Guarantor only if and to the extent that the Agent so requires and in such manner and upon such terms as the Agent may specify and each Guarantor further agrees to hold any moneys at any time received by it as a result of the exercise of any such rights for and on behalf of, and to the order of, the Agent for application in or towards payment of any sums at any time owed by the Obligors under any of the Finance Documents.

24.9                       Joint Guarantors

(a)                                 The liability of each of the Guarantors hereunder is joint and several and every agreement and undertaking herein shall be construed accordingly.

(b)                                 For the avoidance of doubt, the liability of each Guarantor hereunder to the Secured Creditors shall not be discharged or affected in any way (1) by reason of the invalidity, violability or unenforceability as regards any other Guarantor of any provisions of this Section 23 or any other security or (2) by the Secured Creditors or any of them releasing, discharging, compounding or varying the liability hereunder of, or making any other arrangement with, any other Guarantor.

25           AGENCY PROVISIONS

25.1                        Appointment of the Agent    The Security Agent, each Lead Arranger and each Lender hereby appoints the Agent to act as its agent in connection with the Facility Documents and authorises the Agent to exercise such rights, powers, authorities and discretions as are specifically delegated to the Agent by the terms thereof together with all such rights, powers, authorities and discretions as are reasonably incidental thereto.

25.2                       Agent’s Discretions    The Agent may:

(a)                                 assume, unless it has, in its capacity as agent for the Lenders, received notice to the contrary from any other party hereto, that (1) any representation made by any of the Obligors in connection with the Facility Documents is true, (2) no Event of Default or Potential Event of Default has occurred, (3) none of the Obligors is in breach of or default under its obligations thereunder, (4) any right, power, authority or discretion vested herein or therein upon an Instructing Group, the Lenders or any other person or group of persons has not been exercised and (5) any notice of request made by Cableuropa is made on behalf of and with the consent and knowledge of all the other Obligors;

(b)                                 assume that the Facility Office of each Lender is that so designated to the Agent by that Lender (or, in the case of a Transferee, at the end of the Transfer Certificate to which it is a party as Transferee) until it has received from such Lender a notice designating some other office of such Lender to replace its Facility Office and act upon any such notice until the same is superseded by a further such notice;

(c)                                 engage and pay for the advice or services of any lawyers, accountants, surveyors or other experts whose advice or services may to it seem necessary, expedient or desirable and rely upon any advice so obtained;

(d)                                 rely as to any matters of fact which might reasonably be expected to be within the knowledge or power to verify of any director, authorised signatory or employee of any of the Obligors upon a certificate signed by or on behalf of such Obligor;

(e)                                 rely upon any communication, notice or document believed by it to be genuine;

(f)                                   refrain from exercising any right, power or discretion vested in it as agent under any of the Facility Documents unless and until instructed by an Instructing Group as to whether or not such right, power or discretion is to be exercised and, if it is to be exercised, as to the manner in which it should be exercised; and

(g)                                refrain from acting in accordance with any instructions of an Instructing Group until it shall have received such security as it may require (whether by way of payment in advance or otherwise) for all costs, claims, losses, expenses (including legal fees) and liabilities together with any VAT thereon which it will or may expend or incur in complying with such instructions.

25.3                       Agent’s Obligations    The Agent shall:

(a)                                 promptly inform each Lender or Facility A Lender, as the case may be, of the contents of any notice or document received by it in its capacity as Agent from any of the Obligors under any of the Facility Documents;

(b)                                 promptly notify each Lender or Facility A Lender, as the case may be, of the occurrence of any Event of Default or any default by any of the Obligors in the due performance of or compliance with its obligations under any of the Facility Documents of which the Agent has notice from any other party thereto;

(c)                                 save as otherwise provided in any of the Facility Documents, act as agent under the Facility Documents or the Alcatel Guarantee in accordance with any instructions given to it by an Instructing Group which instructions shall be binding on all of the Security Agent, the Lead Arrangers and the Lenders; and

(d)                                 if so instructed by an Instructing Group refrain from exercising any right, power or discretion vested in it as agent under any of the Facility Documents.

25.4                        Excluded Obligations    Notwithstanding anything to the contrary expressed or implied herein, neither the Agent, the Security Agent, the Lead Arrangers nor any of them shall:

(a)                                 be bound to enquire as to:

(i)                                  whether or not any representation made by any of the Obligors in connection with any of the Facility Documents is true;

(ii)                              the occurrence or otherwise of any Event of Default or Potential Event of Default;

(iii)                          the performance by any of the Obligors of its obligations under any of the Facility Documents; or

(iv)                             any breach of or default by any of the Obligors of or under its obligations under any of the Facility Documents;

(b)                                 be bound to account to any Lender for any sum or the profit element of any sum received by it for its own account;

(c)                                 be bound to disclose to any other person any information relating to any member of the Group if such disclosure would or might in its opinion constitute a breach of any law, regulation or duty of confidentiality or be otherwise actionable at the suit of any person; or

(d)                                 be under any obligations other than those for which express provision is made in any of the Facility Documents.

25.5                        Indemnification    Without prejudice to the obligations of the Obligors under Section 26 (Indemnities) each Lender shall, in its Proportion, from time to time on demand by the Agent, indemnify the Agent, against any and all costs, claims, losses, expenses (including legal fees) and liabilities together with any VAT thereon which the Agent may incur, otherwise than by reason of its own gross negligence or wilful misconduct, in acting in its capacity as agent hereunder.

25.6                       Exclusion of Liabilities

(a)                                 Neither the Agent and the Lead Arrangers nor any of them accepts any responsibility for the accuracy and/or completeness of the Information Memorandum or any other information supplied by any of the Obligors in connection with the Facility Documents or for the legality, validity, effectiveness, adequacy or enforceability of any of the Facility Documents.

(b)                                 Neither the Agent, the Security Agent and the Lead Arrangers nor any of them shall be under any liability as a result of taking or omitting to take any action in relation to any of the Facility Documents, save in the case of gross negligence or wilful misconduct.

(c)                                 Neither the Agent nor the Lead Arrangers nor any of them shall have any liability for any loss or damage arising from any act, default, omission or misconduct on the part of any persons whose services have been engaged as contemplated pursuant to Clause 25.2 (Agent’s Discretions) above, save where such loss or damage arises due to the gross negligence or wilful misconduct of such person and the Agent or any Lead Arranger (as appropriate) is considered by a final decision of a court or arbitral tribunal to have failed to have taken reasonable care in the selection of the person providing the services concerned.

(d)                                 The Agent will not be liable for any delay (or any related consequences) in crediting an account with an amount required under the Facility Documents to be paid by the Agent if the Agent has taken all necessary steps as soon as reasonably practicable to comply with the regulations or operating procedures of any recognised clearing or settlement system used by the Agent for that purpose.

25.7                        No Actions    Each of the parties hereto agrees that it will not assert or seek to assert against any director, officer or employee of the Agent, the Security Agent or any Lead Arranger any claim it might have against any of them in respect of the matters referred to in Clause 25.6 (Exclusion of Liabilities).

25.8                        Business with the Group    The Agent, the Security Agent and each of the Lead Arrangers may accept deposits from, lend money to and generally engage in any kind of banking or other business with any member of the Group and any of its Affiliates.

25.9                        Resignation    The Agent may resign its appointment hereunder at any time without assigning any reason therefor by giving not less than 30 days’ prior written notice to that effect to each of the other parties hereto  Provided that no such resignation shall be effective until a successor for the Agent is appointed in accordance with the succeeding provisions of this Section 25 (Agency Provisions).

25.10                 Successor Agent    If the Agent gives notice of its resignation pursuant to Clause 25.9 (Resignation), then any reputable and experienced bank may be appointed as a successor to the Agent by an Instructing Group with the consent of Cableuropa acting on behalf of the Obligors (such consent not to be unreasonably withheld or delayed) during the period of such notice but, if no such successor is so appointed, the Agent may appoint such a successor itself.

25.11                 Rights and Obligations    If a successor to the Agent is appointed under the provisions of Clause 25.10 (Successor Agent), then:

(a)                                 the retiring Agent shall be discharged from any further obligation under the Facility Documents but shall remain entitled to the benefit of the provisions of this Section 25 (Agency Provisions);

(b)                                 its successor and each of the other parties hereto shall have the same rights and obligations amongst themselves as they would have had if such successor had been a party hereto; and

(c)                                 its successor shall execute an Accession Agreement as defined in, and pursuant to the provisions of, the Intercreditor Agreement.

25.12                 Own Responsibility    It is understood and agreed by each Lender that it has itself been, and will continue to be, solely responsible for making its own independent appraisal of and investigations into the financial condition, creditworthiness, condition, affairs, status and nature of each Obligor and, accordingly, each Lender warrants to the Agent, the Security Agent and the Lead Arrangers that it has not relied on and will not hereafter rely on the Agent, the Security Agent and the Lead Arrangers nor any of them:

(a)                                 to check or enquire on its behalf into the adequacy, accuracy or completeness of any information provided by any of the Obligors in connection with the Facility Documents or the transactions therein contemplated (whether or not such information has been or is hereafter circulated to such Lender by the Agent, the Security Agent and the Lead Arrangers or any of them);

(b)                                 to assess or keep under review on its behalf the financial condition, creditworthiness, condition, affairs, status or nature of any Obligor; or

(c)                                 to check or enquire as to whether any Lender has recourse, and the nature and extent of that recourse, against any party to any Facility Document or any of its respective assets under or in connection with any Facility Document, the transactions contemplated by the Facility Documents or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Facility Document.

25.13                 Agency Division Separate    In acting as agent for the Lenders, the Agent shall be regarded as acting through its agency division which shall be treated as a separate entity from any other of its divisions or departments and, notwithstanding the foregoing provisions of this Section 25 (Agency Provisions), any information received by some other division or department of the Agent may be treated as confidential and shall not be regarded as having been given to the Agent’s agency division.

26                                 INDEMNITIES

Each Obligor shall indemnify each of the Beneficiaries against any claim, loss, liability, cost and expense that may be incurred or sustained by any of them (or any of their respective officers or employees) as a direct consequence of:

(a)                                 the occurrence of any Event of Default or Potential Event of Default;

(b)                                 any exercise of any right, power or remedy under any Facility Document or any inability of any of them to exercise any right, power or remedy except where that inability is due to the wilful misconduct or negligence of the Beneficiary making the claim;

(c)                                 any statement in, any conduct in reliance on or any omission from:

(i)                                     the Information Memorandum or loan proposal; or

(ii)                                 any document or information prepared or authorised by it,

(d)                                 any claim in respect of any of the above (including legal and notary costs on a full indemnity basis);

(e)                                 any Environmental Claim; or

(f)                                   any Advance requested in a Drawdown Request not being provided for any reason (including failure to fulfil any condition precedent but excluding any default by the relevant Beneficiary).

Without limitation, the indemnity will cover any amount determined by the relevant Beneficiary making the claim to be incurred by reason of the liquidation or re-employment of deposits or other funds acquired or contracted for by such person to fund or maintain any Advance or amount (including loss of Margin).

27                                  BROKEN FUNDING AND CURRENCY INDEMNITIES

27.1                        Broken Funding Indemnity    If any Lender or the Agent on its behalf receives or recovers all or any part of such Lender’s share of an Advance (including for the avoidance of doubt, as a result of any prepayment in accordance with this Agreement) otherwise than on the last day of an Interest Period relating to that Advance, the relevant Borrower shall pay to the Agent on demand for account of such Lender an amount equal to the amount (if any) by which (1) the additional interest which would have been payable on the amount so received or recovered had it been received or recovered on the last day of that Interest Period exceeds (2) the amount of interest which in the opinion of the Agent would have been payable to the Agent on the last day of that Interest Period in respect of a Euro deposit equal to the amount so received or recovered placed by it with a prime bank in London for a period starting on the date of such receipt or recovery and ending on the last day of that Interest Period.

27.2                        Currency Indemnity

(a)                                  If any sum due from an Obligor under the Facility Documents (a “Sum”), or any order, judgment or award given or made in relation to a Sum, has to be converted from the currency (the “First Currency”) in which that Sum is payable into another currency (the “Second Currency”) for the purpose of:

(i)                                    making or filing a claim or proof against that Obligor; or

(ii)                                obtaining or enforcing an order, judgment or award in relation to any litigation or arbitration proceedings,

that Obligor shall as an independent obligation, within three Business Days of demand, indemnify each Beneficiary to whom that Sum is due against any cost, loss or liability arising out of or as a result of the conversion including any discrepancy between (A) the rate of exchange used to convert that Sum from the First Currency into the Second Currency and (B) the rate or rates of exchange available to that person at the time of its receipt of that Sum.

(b)                                  Each Obligor waives any right it may have in any jurisdiction to pay any amount under the Facility Documents in a currency or currency unit other than that in which it is expressed to be payable.

28                                  CURRENCY OF ACCOUNT

The Euro is the currency of account and payment for each and every sum at any time due from any of the Obligors hereunder  Provided that:

(a)                                  each payment in respect of costs and expenses shall be made in the currency in which the same were incurred; and

(b)                                  each payment pursuant to Clause 13.2 (Tax Indemnity) or Section 14 (Increased Costs) shall be made in the currency specified by the party claiming thereunder.

29                                  PAYMENTS

29.1                        Payments to the Agent    On each date on which this Agreement requires an amount to be paid by any of the Obligors or any of the Lenders under any of the Facility Documents, such Obligor, or as the case may be, such Lender shall make the same available to the Agent by payment in Euros and in immediately available, freely transferable cleared funds to such account with such bank in Madrid or London as the Agent may have specified for this purpose and any such payment which is made for account of the Lenders or any of them shall be made in time to enable the Agent to make available to each Lender such Lender’s portion thereof in accordance with Clause 29.3 (Payments by the Agent).

29.2                        Alternative Payment Arrangements    If, at any time, it shall become impracticable (by reason of any action of any governmental authority or any change in law, exchange control regulations or any similar event) for any Obligor to make any payments under any of the Facility Documents in the manner specified in Clause 29.3 (Payments to the Agent), then such Obligor may agree with each or any of the Lenders alternative arrangements for the payment direct to such Lender of amounts due to such Lender thereunder provided that, in the absence of any such agreement with any Lender, such Obligor shall be obliged to make all payments due to such Lender in the manner specified herein.  Upon reaching such agreement such Obligor and such Lender shall immediately notify the Agent thereof and shall thereafter promptly notify the Agent of all payments made direct to such Lender.

29.3                        Payments by the Agent    Save as otherwise provided herein, each payment received by the Agent for the account of another person pursuant to Clause 29.1 (Payments to the Agent) shall be made available by the Agent to such other person (in the case of a Lender, for the account of its Facility Office) for value the same day by transfer to such account of such person with such bank in London or in the principal financial centre of any member state of the European Union that has adopted the euro as its lawful currency in accordance with the Treaty (or Madrid in the case of payments to an Obligor) as such person shall have previously notified to the Agent.  Each payment made by the Agent shall be made to the Lenders pro rata in accordance with the respective unpaid amounts due to them at such time.

29.4                        No Set-off    All payments required to be made by any of the Obligors under any of the Facility Documents shall be calculated without reference to any set-off or counterclaim and shall be made free and clear of and without any deduction for or on account of any set-off or counterclaim (including for the avoidance of doubt and without limitation any set-off or counterclaim against Alcatel or any Affiliate of Alcatel (including without limitation in respect of amounts that might be owed from time to time to the Obligors or any of them under the Alcatel Supply Agreement)).

29.5                        Clawback    Where a sum is to be paid under any of the Facility Documents to the Agent for account of another person, the Agent shall not be obliged to make the same available to that other person until it has been able to establish to its satisfaction that it has actually received such sum, but if it does so and it proves to be the case that it had not actually received such sum, then the person to whom such sum was so made available shall on request refund the same to the Agent together with an amount sufficient to indemnify the Agent against any cost or loss it may have suffered or incurred by reason of its having paid out such sum prior to its having received such sum.

30                                  SET-OFF

30.1                        Contractual Set-off    Each of the Obligors authorises each Lender to apply any credit balance to which such Obligor is entitled on any account of such Obligor with that Lender in satisfaction of any sum due and payable from such Obligor to such Lender hereunder but unpaid; for this purpose, each Lender is authorised to purchase with the moneys standing to the credit of any such account such other currencies as may be necessary to effect such application.

30.2                        Set-off not Mandatory    No Lender shall be obliged to exercise any right given to it by Clause 30.1 (Contractual Set-off).

31                                  REDISTRIBUTION OF PAYMENTS

31.1                        Redistribution of Payments    Subject to Clause 31.3 (Recoveries Through Legal Proceedings), if at any time the proportion which any Lender (a “Recovering Lender”) has received or recovered (whether by payment, the exercise of a right of set-off or combination of accounts or otherwise) in respect of its portion of any sum due from any of the Obligors under this Agreement is greater (the excess proportion being herein called an “Excess Amount”) than the proportion of such sum due so received or recovered by the Lender or Lenders receiving or recovering the smallest proportion thereof (including a nil receipt), then:

(a)                                  such Recovering Lender shall, within three Business Days, inform the Agent of such receipt or recovery and pay to the Agent an amount equal to such excess amount;

(b)                                  as between the relevant Obligor and such Recovering Lender, the Excess Amount shall be treated as not having been paid; and

(c)                                  the Agent shall treat the amount received by it from such Recovering Lender pursuant to paragraph (a) above as if such amount had been received by it from such Obligor on account of such sum and shall pay the same to the persons entitled thereto (including such Recovering Lender) pro rata to their respective entitlements thereto.

31.2                        Repayable Recoveries    If any sum (a “Relevant Sum”) received or recovered by a Recovering Lender in respect of any amount owing to it by any of the Obligors becomes repayable and is repaid by such Recovering Lender, then:

(a)                                  each Lender (other than a Recovering Lender) which has received as share of such Relevant Sum by reason of the implementation of Clause 31.1 (Redistribution of Payments) shall, upon request of the Agent, pay to the Agent for account of such Recovering Lender an amount equal to its share of such Relevant Sum; and

(b)                                  as between the relevant Obligor and each such Lender, the amount repaid by such Lender pursuant to paragraph (a) above shall be treated as not having been paid.

31.3                        Recoveries Through Legal Proceedings    If any Lender shall commence any action or proceeding in any court to enforce its rights under any of the Facility Documents after consultation with the other Lenders and with the consent of an Instructing Group (such consent not to be unreasonably withheld) and, as a result thereof or in connection herewith, shall receive any excess amount (as defined in Clause 31.1 (Redistribution of Payments)), then such Lender shall not be required to share any portion of such excess amount with any Lender which has the legal right to, but does not, join in such action or proceeding or commence and diligently prosecute a separate action or proceeding to enforce its rights in another court.

32                                  CALCULATIONS AND EVIDENCE OF DEBTS

32.1                        Basis of Accrual    Interest and commitment commission shall accrue from day to day and shall be calculated on the basis of a year of 360 days (or, in any case where market practice differs, in accordance with market practice) and the actual number of days elapsed.

32.2                        Quotations    If on any occasion a Reference Bank or Lender fails to supply the Agent with a quotation required of it under the foregoing provisions of this Agreement, the rate for which such quotation was required shall be determined from those quotations which are supplied to the Agent.

32.3                        Evidence of Debt    Each Lender shall maintain in accordance with its usual practice accounts evidencing the amounts from time to time lent by and owing to it hereunder.

32.4                        Control Accounts

(a)                                  The Agent shall maintain on its books a control account or accounts in which shall be recorded:

(i)                     the amount of any Advance made or arising hereunder and each Lender’s share therein;

(ii)                 the amount of all principal, interest and other sums due from any of the Obligors to any of the Lenders hereunder and each Lender’s share therein; and

(iii)             the amount of any sum received or recovered by the Agent hereunder and each Lender’s share therein.

(b)                                  For the purposes of article 572 of the Spanish Civil Procedure Law (Ley de Enjuiciamiento Civil), the Obligors and the Beneficiaries expressly agree that the amount due at any time by any Borrower to any Lender will be the amount specified in a certificate issued by the Agent as representative of any Lender or by any Lender with respect to the amount owed to the Lender and reflecting the balance of the control accounts referred to in paragraph (a) above.  This amount will be considered as liquid, due and payable, provided that the certificate has been formalised in a public deed (documento fehaciente) authorised by a Spanish notary public who will certify that the calculation of the balance has been made consistently with the procedure agreed by the parties to this Agreement.

(c)                                  As a consequence of paragraph (a) and (b) above, enforcement against the Obligors may be initiated in Spain if the Advances or any part of the Advances has been declared immediately due and payable pursuant to Clause 22.2 (Acceleration), by presenting:

(i)                     the first authorised copy of the notarised deed formalising this Agreement issued by a Spanish notary public or an original of this Agreement executed as a notarial deed;

(ii)                 the public deed which incorporates the certificate issued by the Agent or by any Lender referred to in paragraph (a) above, setting forth the total balance of the Indebtedness owed by the Obligors and confirming that the computation of the Indebtedness has been made consistently with the procedure agreed upon by the parties in this Clause 32.4;

(iii)             an excerpt of the credits and debits (including credits and debits in respect of interest) which appear in the relevant control account referred to in paragraph (a) above; and

(iv)                a document evidencing that the relevant Obligor has been served notice of the amount due and payable.

32.5                        Prima Facie Evidence    In any legal action or proceeding arising out of or in connection with this Agreement, the entries made in the accounts maintained pursuant to Clause 32.3 (Evidence of Debt) and Clause 32.4 (Control Accounts) shall be prima facie evidence of the existence and amounts of the specified obligations of the Obligors.

32.6                        Certificates of Lenders    A certificate of a Lender as to (1) the amount by which a sum payable to it hereunder is to be increased under Clause 13.1 (Tax Gross-up) or (2) the amount for the time being required to indemnify it against any such cost, payment or liability as is mentioned in Clause 13.2 (Tax Indemnity) or Section 14 (Increased Costs) shall, in the absence of manifest error, be prima facie evidence of the existence and amounts of the specified obligations of the Obligors.

32.7                        Agent’s Certificates    A certificate of the Agent as to the amount at any time due from the Borrower hereunder or the amount which, but for any of the obligations of the Borrower hereunder being or becoming void, voidable, unenforceable or ineffective, at any time would have been due from the Borrower hereunder shall, in the absence of manifest error, be prima facie evidence for the purposes of Section 24 (Guarantee and Indemnity).

33                                  ASSIGNMENTS AND TRANSFERS

33.1                        Binding Agreement    This Agreement shall be binding upon and enure to the benefit of each party hereto and its or any subsequent successors, Transferees and assigns.

33.2                        No Assignments and Transfers by the Obligors    None of the Obligors shall be entitled to assign or transfer all or any of its rights, benefits and obligations hereunder.

33.3                        Assignments and Transfers by Lenders

(a)                                  A Lender (the “Existing Lender”) may at any time assign, transfer or novate all or any part of its rights and/or obligations under this Agreement to an Eligible Lender (the “New Lender”) provided that (save in the case of any such assignment, transfer or novation (1) to any other Lender or any Subsidiary or Holding Company, or to any Subsidiary of any Holding Company, of such Existing Lender or such other Lender, (2) in connection with Syndication or (3) at any time whilst an Event of Default or Potential Event of Default is continuing) no such assignment, transfer or novation may be made without the prior written consent of Cableuropa, such consent not to be unreasonably withheld or delayed (provided that Cableuropa will be deemed to have given its consent ten Business Days after it has received such Existing Lender’s request unless consent is expressly refused by Cableuropa within that time).  Any such assignment, transfer or novation need not be ratable as among the Facilities in which the Existing Lender is participating provided that any assignment, transfer or novation of an Existing Lender’s rights and/or obligations in respect of Facility B must be accompanied by a simultaneous transfer in an identical amount of such Existing Lender’s rights and/or obligations in respect of Facility D.

(b)                                  A transfer of obligations will be effective only if the obligations are novated in accordance with Clause 33.4 (Procedure for Substitution).

(c)                                  Nothing in this Agreement restricts the ability of a Lender to enter into any sub-participation, sub-contract or other arrangement with any other person relating to the Facility Documents which does not transfer to that person any obligation, under and/or any legal or equitable interest in, any of the rights arising under this Agreement.

(d)                                  On any date upon which an Existing Lender assigns, transfers or novates any of its rights and/or obligations under this Agreement (other than a transfer or novation to affect Syndication), the New Lender shall, on the date the assignment, transfer and/or novation takes effect, pay to the Agent for its own account a transfer fee of €1,500.

(e)                                  Neither an Existing Lender nor any other Beneficiary is responsible to a New Lender for:

(i)                                    the execution, genuineness, validity, enforceability or sufficiency of any Facility Document or any other document;

(ii)                                the collectability of amounts payable under any Facility Document or the financial condition of or the performance of its obligations under the Facility Documents by any Obligor; or

(iii)                            the accuracy of any statements or information (whether written or oral) made in or in connection with or supplied in connection with any Facility Document.

(f)                                    Each New Lender confirms to the Existing Lender and the other Beneficiaries that it:

(i)                                    has made its own independent investigation and assessment of the financial condition and affairs of each Obligor, each Shareholder, Holdco and its related entities in  connection with its participation in this Agreement and has not relied exclusively on any information provided to it by the Existing Lender or any other Beneficiary in connection with any Facility Document;

(ii)                                will continue to make its own independent appraisal of the creditworthiness of each Obligor, each Shareholder, Holdco and its related entities while any amount is or may be outstanding under this Agreement, or any Commitment is in force; and

(iii)                            is a bank, financial institution, trust fund or other entity whose ordinary business includes participation in syndicated facilities of this type.

(g)                                 Nothing in any Facility Document obliges an Existing Lender to:

(i)                                    accept a re-transfer from a New Lender of any of the rights and/or obligations assigned, transferred or novated under this Clause 33.3 or Clause 33.4 (Procedure for Substitution); or

(ii)                                support any losses incurred by the New Lender by reason of the non-performance by any Obligor of its obligations under this Agreement or otherwise.

(h)                                 Any reference in this Agreement to a Lender includes a New Lender, but excludes a Lender if no amount is or may be owed to or by that Lender under this Agreement and its Commitment has been cancelled or reduced to nil.

33.4                        Procedure for Substitution

(a)                                  A novation is effected if:

(i)                                    the Existing Lender and the New Lender deliver to the Agent a duly completed, executed and notarised Transfer Certificate executed by the Existing Lender and the New Lender together with such other documentation as may be required for the purposes of such novation in order for the New Lender to accede to the Intercreditor Agreement pursuant to the terms thereof; and

(ii)                                the Agent executes it (which the Agent shall promptly do provided however that the Agent shall be entitled to not execute the relevant Transfer Certificate if it believes (acting reasonably) that the relevant novation would breach any restriction on front running or other contractual restrictions agreed to by such Existing Lender), provided that any such Transfer Certificate shall be deemed to have been duly completed only when a notarial deed is executed whereby such Transfer Certificate is notarised and any amendments to any of the Security Documents that may be required as a result of such novation are identified and made.

(b)                                  Each party hereto (other than the Existing Lender and the New Lender) irrevocably authorises the Agent to execute any duly completed Transfer Certificate on its behalf.

(c)                                  To the extent that they are expressed to be the subject of the novation in the Transfer Certificate:

(i)                                    the Existing Lender and the other parties to this Agreement (the “existing Parties”) will be released from their obligations to each other under the Facility Documents (the “discharged obligations”);

(ii)                                the New Lender and the existing Parties will assume obligations towards each other under the Facility Documents which differ from the discharged obligations only insofar as they are owed to or assumed by the New Lender instead of the Existing Lender;

(iii)                            the rights of the Existing Lender against the existing Parties under the Facility Documents and vice  versa (the “discharged rights”) will be cancelled; and

(iv)                               the New Lender and the existing Parties will acquire rights against each other under the Facility Documents which differ from the discharged rights only insofar as they are exercisable by or against the New Lender instead of the Existing Lender, all on the date of execution of the Transfer Certificate by the Agent or, if later, the date specified in the Transfer Certificate.

(d)                                  The discharged obligations shall not include any obligation under Sections 13 (Taxes) and 14 (Increased Costs) in respect of payments made prior to the effective date of such Transfer Certificate.

(e)                                  Each Obligor hereby undertakes to take whatever action (including without limitation the execution of any deed or document) any Existing Lender, New Lender or other

Beneficiary may require in connection with any novation contemplated by this Clause 33.4 in order to ensure the transfer to the New Lender of the Existing Lender’s share (to the extent that such share is expressed to be the subject of the novation in the Transfer Certificate) of the security interests granted by the Obligors under the Security Documents.

33.5                        Disclosure of Information    Each of the Beneficiaries agrees to keep all information made available to it (either before or after the date of this Agreement) by or on behalf of the Obligors and any agents or legal or financial advisers to them confidential and not to communicate or allow communication of that information to any third party without the prior written consent of the person concerned, unless:

(a)                                  the information is disclosed in connection with Syndication or any other proposed assignment, transfer, novation or sub-participation by any Lender and, in each case, the recipient of the information has entered into a Confidentiality Undertaking;

(b)                                  disclosure is required by law or regulation;

(c)                                  the information concerned has otherwise entered the public domain without default on the part of any of the Beneficiaries; or

(d)                                  the information is being passed, with the consent of the relevant person (that consent not to be unreasonably withheld or delayed), to professional advisers in the Facility Documents and the recipient of the information agrees to keep the information confidential on the same basis as this Clause 33.5.

34                                  COSTS AND EXPENSES

34.1                        Transaction Expenses    The Obligors shall, from time to time on demand of the Agent, reimburse each of the Beneficiaries for all reasonable costs and expenses (including legal and notarial fees) together with any VAT incurred by it in connection with:

(a)                                  carrying out all due diligence enquiries and searches;

(b)                                  the negotiation, preparation, execution and translation of each of the Facility Documents;

(c)                                  the completion of the transaction contemplated in the Facility Documents;

(d)                                  the Syndication (excluding any legal counsel’s fees of any Transferee under the Syndication but including, for the avoidance of doubt and without limitation, all notarial fees) provided that it is completed within four months after the date of this Agreement and provided further that it takes place as a single composite transaction, pursuant to a single notarial document (although there may be a number of Transfer Certificates) and not a series of separate unrelated transactions; and

(e)                                  (if there exists, or the Agent suspects (acting reasonably) that there may occur, any Event of Default or Potential Event of Default) the appointment of, and ongoing costs of engaging, consultants.

34.2                        Preservation and Enforcement of Rights    The Obligors shall, from time to time on written demand of the Agent, reimburse each of the Beneficiaries for all costs and expenses (including legal and notarial fees) together with any VAT incurred in or in connection with the preservation (and, in that case, provided that the Agent’s demand is accompanied by documentary evidence of those costs, expenses and VAT) or enforcement of any of the rights of any of the Beneficiaries under any Facility Document.

34.3                        Stamp Taxes    The Obligors shall pay all stamp, registration and other taxes to which any Facility Documents or any judgment given in connection with any Facility Document is or at any time may be subject and the Obligors shall, from time to time on demand from the Agent, indemnify the Agent and each Lender against any liabilities, costs, claims and expenses resulting from any failure to pay or any delay in paying any such tax.

34.4                        Agent’s Costs    The Obligors shall, from time to time on demand from the Agent (and without prejudice to the provisions of Clause 34.2 (Preservation and Enforcement of Rights) and Clause 39.2 (Amendment Costs) compensate the Agent at the daily or hourly rates the Agent shall from time to time reasonably determine for the time and expenditure, all costs and expenses (including telephone, fax, copying, travel and personnel costs) incurred by the Agent in connection with taking any action as it deems appropriate or in complying with any instructions from an Instructing Group or all the Lenders or any request by any Obligor in connection with:

(a)                                  any actual, potential or suspected breach by any Obligor of its obligations under any Facility Document;

(b)                                  the occurrence of any event which the Agent believes (acting reasonably) is an Event of Default or a Potential Event if Default; or

(c)                                  the granting or proposed granting of any waiver or consent, or any amendment or proposed amendment to any Facility Document, requested by any Obligor to cure or avoid the occurrence of an Event of Default or Potential Event of Default.

34.5                        Liabilities for Costs    If any of the Obligors fails to perform any of their obligations under this Section 34, each Lender shall, in its Proportion, indemnify the Agent against any loss incurred by it as a result of the failure and the Obligors shall immediately reimburse each Lender for any payment made by it pursuant to this Clause 34.5.

34.6                        Consultants    Each of the Beneficiaries (at their cost) may appoint technical, insurance or other consultants as contemplated in any Facility Document or as they may think fit in order to protect their interests under any Facility Document.

35                                  REMEDIES AND WAIVERS

No failure to exercise, nor any delay in exercising, on the part of the Beneficiaries or any of them, any right or remedy under any of the Facility Documents shall operate as a waiver thereof, nor shall any single or partial exercise of any right or remedy prevent any further or other exercise thereof or the exercise of any other right or remedy.  The rights and remedies herein provided are cumulative and not exclusive of any rights or remedies provided by law.

36                                  NOTICES

36.1                        Communications in Writing    Each communication to be made under any of the Facility Documents shall be made in writing and, unless otherwise stated shall be made by fax, telex or letter.

36.2                        Delivery    Any communication or document to be made or delivered by one person to another pursuant to any of the Facility Documents shall, in the case of any person other than a Lender, (unless that other person has by 15 days’ written notice to the Agent specified another address) be made or delivered to that other person at the address identified with its signature below or, in the case of a Lender, at the address from time to time designated by it to the Agent for the purpose of this Agreement (or, in the case of a Transferee, at the end of the Transfer Certificate to which it is a party as Transferee) and shall be deemed to have been made or delivered when despatched provided that a successful transmission report is received (in the case of any communication made by telex or fax) or (in the case of any communication made by letter) when left at that address or (as the case may be) 10 days after being deposited in the post postage prepaid in an envelope addressed to it at that address provided that any communication or document to be made or delivered to the Agent shall be effective only when received by the Agent and then only if the same is expressly marked for the attention of the department or officer identified with the Agent’s signature below (or such other department or officer as the Agent shall from time to time specify for this purpose).

37                                  ENGLISH LANGUAGE

Each communication and document made or delivered by one party to another pursuant to the Facility Documents shall be in the English language or accompanied by a translation thereof into English certified (by an officer of the person making or delivering the same) as being a true and accurate translation thereof.

38                                  PARTIAL INVALIDITY

If, at any time, any provision of any Facility Document is or becomes illegal, invalid or unenforceable in any respect under the law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions thereof nor the legality, validity or enforceability of such provision under the law of any other jurisdiction shall in any way be affected or impaired thereby.

39                                  AMENDMENTS

39.1                        Amendment Procedures    The Agent (or the Security Agent in respect of any Security Document) if it has the prior written consent of an Instructing Group and Cableuropa (on behalf of the other Obligors) may from time to time agree in writing to amend any of the Facility Documents or to waive, prospectively or retrospectively, any of the requirements of any of the Facility Documents and any amendments or waivers so agreed shall be binding on all the parties hereto provided that:

(a)                                  no such waiver or amendment shall subject any party hereto to any new or additional obligations without the consent of such party;

(b)                                  without the prior written consent of all the Lenders, no such amendment or waiver shall:

(i)                                    amend or waive any provision of Section 31 (Redistribution of Payments) or this Section 39;

(i)                                    reduce the proportion of any amount received or recovered (whether by way of set-off, combination of accounts or otherwise) in respect of any amount due from any Obligor hereunder to which any Lender is entitled;

(iii)                            change the principal amount, or currency, of any Advance or defer the term of any Facility or the scheduled repayment date of any Advance;

(iv)                               reduce the Margin or reduce the amount, or change the currency, of, or defer the date for, any scheduled payment of interest, fees or any other amount payable hereunder to all or any of the Beneficiaries;

(v)                                   increase any Lender’s Commitment;

(vi)                               amend the definition of Instructing Group;

(vii)                           release any asset of whatever nature that is subject to a Security Document unless such release is to permit the disposal or other dealing with such asset where such disposal or dealing is not restricted by the terms of this Agreement or the relevant Security Document;

(viii)                       release any Obligor from all or a substantial part of its obligations under this Agreement or the Security Documents; or

(ix)                              amend any provision which contemplates the need for the consent or approval of all the Lenders;

(c)                                  each Obligor undertakes to do all reasonable things necessary to ensure that all amendments are duly notarised and the Lenders and the Security Agent authorise the Agent  (and, if applicable, the Lenders and the Agent authorise the Security Agent) (and any individuals authorised in turn by the Agent (or, if applicable the Security Agent) to that end) to execute on their behalf any amendment documents if the Agent (or, if applicable, the Security Agent) is otherwise permitted to agree to the amendments reflected in the relevant document under this Clause 39.1;

(d)                                  notwithstanding any other provisions hereof, the Agent (or, if applicable, the Security Agent) shall not be obliged to agree to any such amendment or waiver if the same would:

(i)                                    amend or waive any provision of this Section 39 (Amendments), Section 34 (Costs and Expenses) or Section 25 (Agency Provisions); or

(ii)                                otherwise amend or waive any of the Agent’s or Security Agent’s rights hereunder or subject the Agent, the Security Agent or the Lead Arrangers to any additional obligations hereunder; and

(e)                                  the prior written consent of an Instructing Group shall not be required prior to the Agent executing any notarial deeds for the purposes of ensuring the formalisation of a duly executed Transfer Certificate (and as required by Clause 33.4 (Procedure for Substitution)).

39.2                        Amendment Costs    If any Obligor requests any amendment or waiver in accordance with Clause 39.1 (Amendment Procedures) the Obligors shall, on demand from the Agent, reimburse the Agent, the Security Agent and the Lenders for all reasonable costs and expenses (including legal and notarial fees) together with any VAT incurred by the Agent, the Security Agent or the Lenders in responding to or complying with the request.

40                                  APPOINTMENT OF CABLEUROPA

(a)                                  Each Obligor irrevocably appoints Cableuropa, and Cableuropa irrevocably accepts that appointment, in order that it may act as its representative in relation to this Agreement and authorises Cableuropa to exercise those rights and powers expressly delegated to

Cableuropa in accordance with this Agreement (including for the avoidance of doubt and without limitation the right to agree to amendments to, and waivers of, the terms of the Facility Documents pursuant to Section 39 (Amendments)).  In particular, it is agreed that in relation to the carrying out of this Agreement, Cableuropa shall act both on its own behalf and as an irrevocable attorney of each other Obligor.  As a result, unless provided to the contrary (i) any notice between any Beneficiary and an Obligor shall be made through Cableuropa and (ii) any notice made or received by Cableuropa shall have the same effect as if it were made or received by each of the other Obligors.  Cableuropa shall immediately notify the other Obligors of any notice given or received by it.

(b)                                  Each Obligor undertakes that it shall not make any claim against Cableuropa or any board member, director, representative or employee of Cableuropa which it may have against it in relation to the powers granted to Cableuropa pursuant to this Agreement unless the claim arises directly as a result of the wilful or gross negligence of Cableuropa in carrying out of its functions under this Agreement.

(c)                                  Cableuropa will not renounce its appointment as the representative of the Obligors under this Section 40 without the consent of the Lenders.

41                                  GOVERNING LAW

This Agreement is governed by, and shall be construed in accordance with, English law.

42                                  JURISDICTION

42.1                        English Courts    Each of the Obligors irrevocably agrees for the benefit of each of the Beneficiaries that the courts of England shall have jurisdiction to hear and determine any Proceedings, and to settle any disputes (“Disputes”), which may arise out of or in connection with this Agreement and, for such purposes, irrevocably submits to the jurisdiction of such courts.

42.2                        Appropriate Forum    Each of the Obligors irrevocably waives any objection which it might now or hereafter have to the courts referred to in Clause 42.1 (English Courts) being nominated as the forum to hear and determine any Proceedings and to settle any Disputes and agrees not to claim that any such court is not a convenient or appropriate forum.

42.3                        Service of Process    Each of the Obligors agrees that the process by which any Proceedings are begun may be served on it by being delivered to such person in England as is appointed by the Obligors for the purposes of accepting service of process on their behalf in England and as is notified to the Agent from time to time.  If the appointment of such person ceases to be effective in respect of any or all of the Obligors, such Obligor or Obligors shall immediately appoint a further person in England to accept service of process on its behalf in England and, failing such appointment within 15 days, the Agent shall be entitled to appoint such a person by notice to such Obligor or Obligors.  Nothing contained herein shall affect the right to serve process in any other manner permitted by law.

42.4                        Non-exclusive Submissions    The submission to the jurisdiction of the courts referred to in Clause 42.1 (English Courts) shall not (and shall not be construed so as to) limit the right of the Beneficiaries or any of them to take Proceedings against any of the Obligors in any other court of competent jurisdiction nor shall the taking of Proceedings in any one or more jurisdictions preclude the taking of Proceedings in any other jurisdiction (whether concurrently or not) if and to the extent permitted by applicable law.

42.5                        Consent to Enforcement    Each of the Obligors hereby consents generally in respect of any Proceedings to the giving of any relief or the issue of any process in connection with such Proceedings including the making, enforcement or execution against any property whatsoever (irrespective of its use or intended use) of any order or judgment which may be made or given in such Proceedings.

42.6                        Waiver of Immunity    To the extent that any of the Obligors may in any jurisdiction claim for itself or its assets immunity from suit, execution, attachment (whether in aid of execution, before judgment or otherwise) or other legal process and to the extent that in any such jurisdiction there may be attributed to itself or its assets such immunity (whether or not claimed), such Obligor hereby irrevocably agrees not to claim and hereby irrevocably waives such immunity to the full extent permitted by the laws of such jurisdiction.

SCHEDULE 1

PART I

THE BORROWERS

Borrower	Franchise Area

Región de Murcia de Cable, S.A.	Region of Murcia
Valencia de Cable, S.A.	City of Valencia
Mediterránea Sur Sistemas de Cable, S.A.	Provinces of Alicante and Valencia (southern part)
Mediterránea Norte Sistemas de Cable, S.A.	Provinces of Castellón and Valencia (northern part)
ONONet Comunicaciones, S.A.	None

PART II

THE GUARANTORS

Región de Murcia de Cable, S.A.

Valencia de Cable, S.A.

Mediterránea Sur Sistemas de Cable, S.A.

Mediterránea Norte Sistemas de Cable, S.A.

ONONet Comunicaciones, S.A.

PART III

THE LENDERS AND COMMITMENTS

(COMMITMENTS ARE STATED AS AT THE DUE DATE OF THE AMENDMENT AGREEMENT)

PART IIIA – FACILITY A

Lender	Commitment (€)

Electro Banque	83,333,333.33
Alcatel N.V.	41,666,666.67

Total	125,000,000

PART IIIB – FACILITY B

Lender	Commitment (€)

Bank of America, N.A. (acting through its Spanish branch)	22,436,950
Barclays Bank PLC	22,436,950
Citibank International PLC Sucursal en España	22,436,950
TD Bank Europe Limited	22,436,950
Crédit Lyonnais S.A.	22,436,950
The Royal Bank of Scotland plc	22,436,950
Deutsche Bank AG London	22,436,950
Instituto de Crédito Oficial	22,436,950
CIBC World Markets plc	19,692,745
Fortis Bank S.A./N.V.	16,887,417
BNP Paribas Sucursal en España	13,633,440
Scotiabank Europe plc	12,118,613
ABC International Bank PLC	6,754,967
UBS (Luxembourg) S.A.	3,377,483
Montes de Piedad y Caja de Ahorros de
Ronda, Cádiz, Almería, Málaga y Antequera (Unicaja)	2,026,490
Banco de Sabadell, S.A.	1,013,245

Total	255,000,000

PART IIIC – FACILITY C

Lender	Commitment (€)

CDP Capital-EuroMezz S.à R.L.	30,000,000
Harbourmaster Loan Corporation B.V.	15,000,000

Total	45,000,000

PART IIID – FACILITY D

Lender	Commitment (€)

Bank of America, N.A. (acting through its Spanish branch)	50,583,325.44
Citibank International PLC Sucursal en España	50,583,324.52
Barclays Bank PLC	50,583,325.44
TD Bank Europe Limited	50,583,324.52
Crédit Lyonnais S.A.	50,583,324.52
The Royal Bank of Scotland plc	50,583,324.52
Deutsche Bank AG London	50,583,324.52
Instituto de Crédito Oficial	50,583,324.52
CIBC World Markets plc	50,583,324.52
Fortis Bank S.A./N.V.	43,377,483.70
BNP Paribas Sucursal en España	35,019,227.52
The Governor and Company of The Bank of Scotland	34,701,986.40
Scotiabank Europe plc	31,128,200.49
The Governor and Company of The Bank of Ireland	21,688,741.85
ABC International Bank plc	17,350,993.67
UBS (Luxembourg) S.A.	8,675,496.37
Montes de Piedad y Caja de Ahorros de
Ronda, Cádiz, Almería, Málaga y Antequera (Unicaja)	5,205,298.01
Banco de Sabadell, S.A.	2,602,649.47

Total	655,000,000

PART IIIE – FACILITY E

Lender	Commitment (€)

CIBC World Markets plc	3,861,323
Barclays Bank PLC	3,861,323
TD Bank Europe Limited	3,861,323
Crédit Lyonnais S.A.	3,861,323
The Royal Bank of Scotland plc	3,861,323
Deutsche Bank AG London	3,861,323
Instituto de Crédito Oficial	3,861,323
Bank of America, N.A. (acting through its Spanish branch)	3,861,322
Citibank International PLC Sucursal en España	3,861,322
Fortis Bank S.A./N.V.	3,311,258
BNP Paribas Sucursal en España	2,673,222
The Governor and Company of The Bank of Scotland	2,649,007
Scotiabank Europe plc	2,376,198
The Governor and Company of The Bank of Ireland	1,655,629
ABC International Bank plc	1,324,503
UBS (Luxembourg) S.A.	662,252
Montes de Piedad y Caja de Ahorros de
Ronda, Cádiz, Almería, Málaga y Antequera (Unicaja)	397,351
Banco de Sabadell, S.A.	198,675

Total	50,000,000

SCHEDULE 2

TRANSFER CERTIFICATE

To:                              [Agent]

From:                 [The Existing Lender] (the “Existing Lender”) and [The New Lender] (the “New Lender”)

TRANSFER CERTIFICATE

This Transfer Certificate:

(a)                                  relates to the agreement (as from time to time amended, varied, novated or supplemented, the “Facility Agreement”) dated 8 August 2001 whereby certain revolving and term senior loan facilities were made available to the parties named as borrowers under the guarantee of, among others, Cableuropa, S.A.U. and the other parties named as guarantors by a group of persons on whose behalf Banc of America Securities Limited acted as agent in connection therewith; and

(b)                                  is supplemental to an security agency and intercreditor agreement dated 8 August 2001 between the parties to the Facility Agreement and certain hedge counterparties named therein.

1.                                      References to clauses are to clauses of the Facility Agreement and terms defined in the Facility Agreement shall, subject to any contrary indication, have the same meanings herein.

2.                                      We refer to Section 33 (Assignments and Transfers):

(a)                                  The Existing Lender and the New Lender agree to the Existing Lender and the New Lender transferring by novation all or part of the Existing Lender’s Commitment, rights and obligations referred to in the Schedule below in accordance with Section 33 (Assignments and Transfers).

(b)                                 The proposed transfer date is [              ] and with effect from such date, the New Lender shall become a party to the Facility Agreement as a Lender with the rights and obligations referred to in the Schedule below.

(c)                                  The Facility Office and address, fax number and attention details for notices of the New Lender for the purposes of Clause 36.2 (Delivery) are set out in the Schedule below.

3.                                      The New Lender expressly acknowledges the limitations on the Existing Lender’s obligations set out in paragraph (e) of Clause 33.3 (Assignments and Transfers by Lenders).

4.                                      This Transfer Certificate is governed by English law.

THE SCHEDULE

Commitment /rights and obligations to be transferred

[insert relevant details]

[Facility Office address, fax number, telex number and attention details for notices and account details for payments]

[Existing Lender]	[New Lender]

By:	By:

Date:	Date:

This Transfer Certificate is accepted by the Agent and the transfer date is confirmed as [ ].

[Agent]

By:

Date:

Note: The execution of this Transfer Certificate may not transfer a proportionate share of the Existing Lender’s interest in the security.  It is the responsibility of each individual New Lender to ascertain whether any other documents are required to perfect a transfer of such a share in the Existing Lender’s security and, if so, to arrange for execution of the same.

IN ADDITION, AND WITHOUT LIMITATION, IT MAY BE NECESSARY FOR THE NEW LENDER TO OBTAIN AN AUTHORISATION FROM THE SPANISH MINISTRY OF SCIENCE AND TECHNOLOGY (MINISTERIO DE CIENCIA Y TECNOLOGIA) IN ORDER TO BE TREATED AS A SECURED CREDITOR FOR THE PURPOSES OF EACH PLEDGE OF SHARES REFERRED TO IN PARAGRAPH 1 OF PART II OF SCHEDULE 3 (CONDITIONS SUBSEQUENT DOCUMENTS).  IT IS THE RESPONSIBILITY OF EACH INDIVIDUAL NEW LENDER TO ASCERTAIN WHETHER SUCH AN AUTHORISATION IS REQUIRED AND, IF SO, TO ARRANGE FOR THE SAME TO BE OBTAINED.

SCHEDULE 3

PART I

CONDITION PRECEDENT DOCUMENTS

1                                         A copy, certified a true, complete and up-to-date copy by the secretary or vice-secretary to, and endorsed by the President of, the Board of Directors of each Obligor, of the by-laws or other constitutive documents (together with any amendments to them) of each Obligor.

2                                         A copy, certified a true, complete and up-to-date copy by the secretary or vice-secretary to, and endorsed by the President of, the Board of Directors of each Obligor other than Cableuropa, of a resolution of the respective General Shareholders Meeting approving the execution, delivery and performance of each Facility Document to which it is a party and their respective terms and conditions.

3                                         In respect of each Obligor, either:

(a)                                  a copy, certified a true, complete and up-to-date copy by the secretary or vice-secretary to, and endorsed by the President of, the Board of Directors of such Obligor, of a resolution of the Board of Directors of such Obligor:

(i)                                    approving or ratifying the execution, delivery and performance of each Facility Document to which it is a party and their respective terms and conditions;

(ii)                                authorising a named person or persons to sign each of the Facility Documents to which it is a party and any communications, certificates or other documents to be delivered by it pursuant to the Facility Documents to which it is a party; and

(iii)                            in the case of each Obligor (other than Cableuropa), authorising the appointment of Cableuropa as its representative and attorney for the purposes of this Agreement under Section 40(a) (Appointment of Cableuropa) and the joint liability of the Borrowers under this Agreement, and certifying that those resolutions are in full force and effect; or

(b)                                  evidence in the form of an excerpt from the relevant Commercial Registry that (in respect of any Obligor other than Cableuropa and ONONet Comunicaciones, S.A.) Cableuropa is the Managing Director (Consejero Delegado) of such Obligor and that Cableuropa is represented for these purposes by Mr Richard Alden or (in respect of Cableuropa) that Mr Richard Alden is the Managing Director (Consejero Delegado) of Cableuropa or (in respect of ONONet Comunicaciones, S.A.) that Mr Richard Alden is the sole Director (Administrador Único) of ONONet Comunicaciones, S.A..

4                                         A copy, certified as a true, complete and up-to-date copy by a senior officer of Cableuropa, of the document appointing a person in England to act as the agent of the Obligors for the service of process in England in relation to the Facility Documents and showing the address of that person for the service of process.

5                                         A duly notarised executed copy of this Agreement and the Intercreditor Agreement.

6                                         A duly executed copy of the Alcatel Guarantee together with:

(a)                                  a copy, certified a true, complete and up-to-date copy by an authorised officer of Alcatel, of a resolution of the Board of Directors of Alcatel:

(i)                                    approving the execution, delivery and performance of the Alcatel Guarantee and the terms and condition thereof; and

(ii)                                authorising a named person or persons to sign the Alcatel Guarantee and any communications, certificates or other documents to be delivered by it pursuant thereto,

and certifying that those resolutions are in full force and effect;

(b)                                  a certificate from an authorised officer of Alcatel and a letter of comfort from the ultimate parent company of Alcatel (each in the form agreed between the Agent and Alcatel); and

(c)                                  a legal opinion from Stibbe, Paris in respect of the Alcatel Guarantee.

7                                         A duly executed copy of the Equity Commitment Agreement together with:

(a)                                  legal opinions from each of Clifford Chance (in respect of each Shareholder other than Spaincom) and Allen & Overy (in respect of Spaincom) in respect of the Equity Commitment Agreement; and

(b)                                  the latest annual financial statements of each Shareholder.

8                                         A duly executed copy of the Spaincom Letter Agreement together with:

(a)                                  legal opinions from each of Squire, Sanders & Dempsey (in respect of each Spaincom Shareholder other than Capital Communications CDPQ Inc.) and Davies Ward Phillips & Vineberg (in respect of Capital Communications CDPQ Inc.) in respect of the Spaincom Letter Agreement; and

(b)                                  to the extent that such Spaincom Shareholder produces annual financial statements, the latest annual financial statements of each Spaincom Shareholder.

9                                         Duly executed counterparts of each Material Document (other than the Programming Agreements), each Security Document (other than each pledge of shares set out in sub-paragraphs (a) to (j) and (l) of paragraph 1 of Schedule 7 (Security Documents)) and the Alcatel Supply Agreement, together with a translation into English of each such Security Document (other than each such pledge of shares).

10                                  Certificates certifying that each of the pledges of shares set out in sub-paragraphs (k) and (m) of paragraph 1 of Schedule 7 (Security Documents) and the pledge of participations set out in paragraph 2 of Schedule 7 (Security Documents) has been duly registered in the Registry Book of Registered Shares of the company to which the relevant shares or participations relate as first ranking security free from prior Encumbrances and third party rights.

11                                  Evidence that the by-laws of each of ONONet Comunicaciones, S.A. and ONOLab Internet, S.A.  have been amended to the satisfaction of the Agent to remove any restrictions on transfers of shares in its issued capital upon the enforcement of the pledges of shares granted by each such company under the Security Documents.

12                                  Evidence that notice of each assignment or pledge of interests or rights under the Security Documents that must be given in order to perfect the same has been given by a Spanish notary public or as otherwise required and, in relation to insurance policies, that notice to the relevant insurers of the appointment of the Secured Creditors as co-beneficiaries under the relevant insurance policies on terms acceptable to the Agent has been sent by a Spanish notary public.

13                                  Evidence that the ONO Trademark Mortgage has been duly filed for registration with the Chattel Mortgage Registry in Madrid.

14                                  The Agreed Business Plan.

15                                  Payment of the fees set out in Section 12 (Commissions and Fees) (to the extent they are payable on or before the proposed drawing) and of all costs and expenses of the Agent referred to in Clause 34.1 (Transaction Expenses) notified to the Obligors by the Agent.

16                                  A copy, certified a true, complete and up-to-date copy by a senior officer of Cableuropa, of the allocation by the Bank of Spain of a financial transaction number (NOF) for the Borrowers in respect of the Facilities.

17                                  Copies, certified as true, complete and up-to-date by a senior officer of Cableuropa, of all insurance policies held by any Obligor.

18                                  Legal Opinions from (a) Clifford Chance in respect of each Obligor and confirming that all Necessary Authorisations are in place; (b) Uría & Menéndez; and (c) Latham & Watkins.

19                                  Copies, certified as true, complete and up to date by a senior officer of Cableuropa, of the Original Financial Statements and the unaudited consolidated financial statements of the Group for the three month period ended 31 March 2001 (such unaudited consolidated financial statements to be on Form 6-K as delivered by Cableuropa and/or the Issuer to the U.S. Securities and Exchange Commission).

20                                  Evidence satisfactory to the Agent that the Existing Facility has been or will, on the date on which the first Advance is made hereunder, be cancelled and that all amounts outstanding thereunder will have been repaid in accordance with Clause 4.6 (Existing Facility).

21                                  Copies, certified as true, complete and up-to-date by a senior officer of Cableuropa, of the officers’ certificates designating the Indebtedness constituted hereby as “Designated Senior Debt” delivered by Cableuropa to each of the trustees for the holders of the Securities issued pursuant to each of the Existing High Yield Debt Issues.

PART II

CONDITION SUBSEQUENT DOCUMENTS

1                                         Duly executed counterparts of each pledge of shares set out in sub-paragraphs (a) to (j) and (l) of paragraph 1 of Schedule 7 (Security Documents), together with a certified translation into English of each such pledge of shares.

2                                         An authorisation from the Spanish Ministry of Science and Technology (Ministerio de Ciencia y Tecnologia), authorising each pledge of shares set out in sub-paragraphs (a) to (j) and (l) of paragraph 1 of Schedule 7 (Security Documents) to be granted in favour of each of the Secured Creditors.

3                                         Certificates certifying that each pledge of shares set out in sub-paragraphs (a) to (j) and (l) of paragraph 1 of Schedule 7 (Security Documents) has been duly registered in the Registry Book of Registered Shares of the company to which the relevant shares relate as first ranking security free from prior Encumbrances and third party rights.

4                                         Evidence that the by-laws of each of the Borrowers (other than Cableuropa, ONONet Comunicaciones, S.A. and ONOLab Internet, S.A.) have been amended to the satisfaction of the Agent to remove any restrictions on transfers of shares in its issued capital upon the enforcement of the pledges of shares granted by those companies under the Security Documents.

SCHEDULE 4

PART I

DRAWDOWN REQUEST

From:	Cableuropa, S.A.U.

To:	[Agent]

Dated:

Dear Sirs

1                                         We refer to the agreement (as from time to time amended, varied, novated or supplemented, the “Facility Agreement”) dated 8 August 2001 and made between ourselves and the parties named therein as borrowers, ourselves and the parties named therein as guarantors, the financial institutions named therein as lead arrangers, Banc of America Securities Limited as agent and as security agent and the persons named therein as lenders.  Terms defined in the Facility Agreement shall have the same meaning in this notice.

2                                         We hereby give you notice that, pursuant to the Facility Agreement and upon the terms and subject to the conditions contained therein, we wish an Advance to be made to us as follows:

(a)                                  Facility:

(b)                                  Borrower:

(c)                                  Amount:

(d)                                  Drawdown Date:

(e)                                  Interest Period:

3                                         We confirm that, at the date hereof, the representations set out in Section 17 (Representations and Warranties) of the Facility Agreement which are deemed to be repeated pursuant to the terms thereof are true and no Event of Default or Potential Event of Default has occurred and is continuing which has not been waived by the Agent in accordance with the terms thereof.  In particular, we confirm that each of the Obligors are, at the date hereof, and will be, immediately following the Advance referred to above, in compliance with each of the financial and performance covenants set out in Section 19 (Financial and Performance Covenants) of the Facility Agreement.

4                                         The proceeds of this drawdown should be credited to the Borrower’s account [insert account details].

Yours faithfully

[Chief Financial Officer/Chief Executive Officer]
for and on behalf of
Cableuropa, S.A.U.

PART II

ROLLOVER NOTICE

From:	Cableuropa, S.A.U.

To:	[Agent]

Dated:

Dear Sirs

1                                         We refer to the agreement (as from time to time amended, varied, novated or supplemented, the “Facility Agreement”) dated 8 August 2001 and made between ourselves and the parties named therein as borrowers, ourselves and the parties named therein as guarantors, the financial institutions named therein as lead arrangers, Banc of America Securities Limited as agent and as security agent and the persons named therein as lenders.  Terms defined in the Facility Agreement shall have the same meaning in this notice.

2                                         We hereby give you notice that, pursuant to the Facility Agreement and upon the terms and subject to the conditions contained therein, we wish an Advance to be made to us as follows:

(a)                                  Facility:

(b)                                  Borrower:

(c)                                  Amount:

(d)                                  Drawdown Date:

(e)                                  Interest Period:

3                                         The proceeds of this drawdown should be applied in repayment [in part] of the Advance of €[        ] made to [insert name of Borrower] which falls due to be repaid on the same day in accordance with Clause 4.5 (Netting of Advances) of the Facility Agreement.

Yours faithfully

for and on behalf of
Cableuropa, S.A.U.

SCHEDULE 5

MANDATORY COSTS

1                                         The Mandatory Cost is an addition to the interest rate to compensate Lenders for the cost of compliance with (a) the requirements of the Bank of England and/or the Financial Services Authority (or, in either case, any other authority which replaces all or any of its functions) or (b) the requirements of the European Central Bank.

2                                         On the first day of each Interest Period (or as soon as possible thereafter) the Agent shall calculate, as a percentage rate, a rate (the “Additional Cost Rate”) for each Lender, in accordance with the paragraphs set out below.  The Mandatory Cost will be calculated by the Agent as a weighted average of the Lenders’ Additional Cost Rates (weighted in proportion to the percentage participation of each Lender in the relevant Advance) and will be expressed as a percentage rate per annum.

3                                         The Additional Cost Rate for any Lender lending from a Facility Office in a Participating Member State (being any member state of the European Communities that has adopted the Euro as its lawful currency in accordance with legislation of the European Union relating to European Monetary Union) will be the percentage notified by that Lender to the Agent as the cost of complying with the minimum reserve requirements of the European Central Bank.

4                                         The Additional Cost Rate for any Lender lending from a Facility Office in the United Kingdom will be calculated by the Agent as follows:

A x 0.01	per cent. per annum
300

Where:

A                                      is the rate of charge payable by that Lender to the Financial Services Authority pursuant to the Fees Regulations (but, for this purpose, ignoring any minimum fee required pursuant to the Fees Regulations) and expressed in pounds per £1,000,000 of the Fee Base of that Lender.

5                                         For the purposes of this Schedule:

(a)                                  “Fees Regulations” means the Banking Supervision (Fees) Regulations 2001 or such other law or regulation as may be in force from time to time in respect of the payment of fees for banking supervision; and

(b)                                  “Fee Base” has the meaning given to it, and will be calculated in accordance with, the Fees Regulations.

6                                         Each Lender shall supply any information required by the Agent for the purpose of calculating its Additional Cost Rate.  In particular, but without limitation, each Lender shall supply the following information in writing on or prior to the date on which it becomes a Lender:

(a)                                  its jurisdiction of incorporation and the jurisdiction of its Facility Office; and

(b)                                  any other information that the Agent may reasonably require for such purpose.

Each Lender shall promptly notify the Agent in writing of any change to the information provided by it pursuant to this paragraph.

7                                         The percentages or rates of charge of each Lender for the purpose of “A” above shall be determined by the Agent based upon the information supplied to it pursuant to paragraph 6 above and on the assumption that, unless a Lender notifies the Agent to the contrary, each Lender’s obligations in relation to the Fees Regulations are the same as those of a typical bank or person from its jurisdiction of incorporation with a Facility Office in the same jurisdiction as its Facility Office.

8                                         The Agent shall have no liability to any person if such determination results in an Additional Cost Rate which over or under compensates any Lender and shall be entitled to assume that the information provided by any Lender pursuant to paragraphs 3 and 6 above is true and correct in all respects.

9                                         The Agent shall distribute the additional amounts received as a result of the Mandatory Cost to the Lenders on the basis of the Additional Cost Rate for each Lender based on the information provided by each Lender pursuant to paragraphs 3 and 6 above.

10                                  Any determination by the Agent pursuant to this Schedule in relation to a formula, the Mandatory Cost, an Additional Cost Rate or any amount payable to a Lender shall, in the absence of manifest error, be conclusive and binding on all parties to this Agreement.

11                                  The Agent may from time to time, after consultation with Cableuropa and the Lenders, determine and notify to all parties any amendments which are required to be made to this Schedule in order to comply with any change in law, regulation or any requirements from time to time imposed by the Bank of England, the Financial Services Authority or the European Central Bank (or, in any case, any other authority which replaces all or any of its functions) and any such determination shall, in the absence of manifest error, be conclusive and binding on all parties.

SCHEDULE 6

PART I

FORM OF COMPLIANCE CERTIFICATE

From:	Cableuropa, S.A.U.

To:	[Agent]

Dated:

Dear Sirs

1                                         We refer to the agreement (as from time to time amended, varied, novated or supplemented, the “Facility Agreement”) dated 8 August 2001 and made between ourselves and the parties named therein as borrowers, ourselves and the parties named therein as guarantors, the financial institutions named therein as lead arrangers, Banc of America Securities Limited as agent and as security agent and the persons named therein as lenders.  Terms defined in the Facility Agreement shall have the same meaning in this certificate.

2                                         In accordance with Clauses 18.4 (Compliance Certificates) and Section 19 (Financial and Performance Covenants) of the Facility Agreement, I attach the [audited/unaudited] consolidated financial statements of the Group [and the primary financial statements of each of Cableuropa and each Obligor] for the [financial year/calendar quarter] [        ].  I certify that Cableuropa and each Obligor is in compliance with each of the financial and performance covenants set out in Section 19 (Financial and Performance Covenants) of the Facility Agreement and set out below detailed calculations demonstrating that compliance.

(a)                                  Minimum EBITDA

[        ]

(b)                                  Minimum Rollout

[        ]

(c)                                  Minimum Revenue

[        ]

(d)                                  Maximum Total Group Senior Debt to Total Capitalisation

[        ]

(e)                                  Minimum EBITDA to Senior Interest Expense(1)

[        ]

(1)                                  To be included when relevant in accordance with Clause 19.3 (Other Financial Covenants).

(f)                                    Maximum Capital Expenditure

                                                [        ]

OR

(a)                                  Maximum Total Group Senior Debt to Consolidated Annualised EBITDA

[        ]

(b)                                  Maximum Group Total Indebtedness to Consolidated Annualised EBITDA

[        ]

(c)                                  Minimum EBITDA to Senior Interest Expense(2)

[        ]

(d)                                  Minimum EBITDA to Total Interest Expense(2)

[        ]

(e)                                  Maximum Capital Expenditure

                                                [        ]

I confirm, on behalf of Cableuropa and each other Obligor, that to the best of their knowledge and belief as of the date of the attached financial statements [no Event of Default or Potential Event of Default has occurred and is continuing]/[[        ] [describe the Event of Default or Potential Event of Default that has occurred] has occurred constituting [an Event of Default/Potential Event of Default] and the following action [has been taken/is proposed to be taken] to remedy the [Event of Default/Potential Event of Default]: [        ] [describe the action taken or to be taken]].

3                                         For the purposes of the calculation of the Margin, I certify that EBITDA for the calendar quarter ended [     ] was [     ] and for the previous calendar quarter was [     ].(3)

4                                         For the purposes of the calculation of the Margin [and for the purposes of Clause 8.1(f) (Mandatory Prepayment)](4), I certify that the ratio of Group Total Indebtedness to Consolidated Annualised EBITDA is [   ] and set out below detailed calculations demonstrating that ratio:

[                            ].

(2)                                  To be included when relevant in accordance with Clause 19.3 (Other Financial Covenants).

(3)                                  Paragraph 3 is not required to be included in any Compliance Certificate once the Obligors have achieved two consecutive calendar quarters of positive EBITDA.

(4)                                  This wording is only required to be included in Compliance Certificates delivered with the annual consolidated financial statements of the Group, commencing with the financial statements for the financial year ending 31 December 2005, and shall not be required to be so included once the relevant ratio is less than 3.5 times.

5                                         For the purposes of the calculation of the Maximum Available D/E Amount, I certify that Consolidated Annualised EBITDA as calculated at the end of the calendar quarter ended [     ] was [      ].(5)

Yours faithfully

Chief Financial Officer
Cableuropa, S.A.U.

(5)                                  Paragraph 5 is not required to be included in any Compliance Certificate delivered after 30 June 2005.

PART II

FORM OF AUDITORS’ COMPLIANCE CERTIFICATE

From:	[ ]

To:	[Agent]

Dated:

Dear Sirs

Re: Senior Facility Agreement in favour of the Cableuropa Group

1                                         We refer to the agreement (as from time to time amended, varied, novated or supplemented, the “Facility Agreement”) dated 8 August 2001 and made between Cableuropa, S.A.U. and the parties named therein as borrowers, Cableuropa, S.A.U. and the parties named therein as guarantors, the financial institutions named therein as lead arrangers, Banc of America Securities Limited as agent and as security agent and the persons named therein as lenders.  Terms defined in the Facility Agreement shall have the same meaning in this certificate.

2                                         We have audited, in accordance with generally accepted auditing standards, the consolidated balance sheet of the Group as of [         ], and the related statement of income, retained earnings, and cash flows for the year then ended, and have issued our report thereon dated [          ].

3                                         In conducting our audit, nothing came to our attention that caused us to believe that the Obligors are not in compliance with any of the provisions of Section 19 (Financial and Performance Covenants) of the Facility Agreement (other than Clause 0(b) (Minimum Rollout) of the Facility Agreement in relation to which we are unable to express any opinion), insofar as they relate to accounting matters.  It should be noted, however, that our audit was not directed primarily toward obtaining knowledge of such non-compliance.

4                                         This report is intended solely for the information and use of the board of directors and management of Cableuropa, the other Obligors, the Agent, the Security Agent and the Lenders.

Yours faithfully

[ ]
(auditors to the Cableuropa Group)

SCHEDULE 7

SECURITY DOCUMENTS

1.                                       Deed of pledge of shares (póliza de pignoración de acciones) in Región de Murcia de Cable, S.A. dated August 8, 2001, between the Security Agent and Cableuropa as intervened by Mr. Fernando Molina Stranz.

2.                                       Deed of pledge of shares (póliza de pignoración de acciones) in Valencia de Cable, S.A. dated August 8, 2001, between the Security Agent and Cableuropa as intervened by Mr. Fernando Molina Stranz.

3.                                       Deed of pledge of shares (póliza de pignoración de acciones) in Mediterránea Sur Sistemas de Cable, S.A. dated August 8, 2001, between the Security Agent and Cableuropa as intervened by Mr. Fernando Molina Stranz.

4.                                       Deed of pledge of shares (póliza de pignoración de acciones) in Mediterránea Norte Sistemas de Cable, S.A. dated August 8, 2001, between the Security Agent and Cableuropa as intervened by Mr. Fernando Molina Stranz.

5.                                       Deed of pledge of shares (póliza de pignoración de acciones) in ONONet Comunicaciones, S.A. dated August 8, 2001, between the Security Agent and Cableuropa as intervened by Mr. Fernando Molina Stranz.

6.                                       Deed of pledge of credit rights over bank accounts (póliza de pignoración de derechos de crédito sobre cuentas bancarias) dated August 8, 2001, between the Security Agent and Cableuropa as intervened by Mr. Fernando Molina Stranz.

7.                                       Deed of pledge of credit rights over bank accounts (póliza de pignoración de derechos de crédito sobre cuentas bancarias) dated August 8, 2001, between the Security Agent and Región de Murcia de Cable, S.A. as intervened by Mr. Fernando Molina Stranz.

8.                                       Deed of pledge of credit rights over bank accounts (póliza de pignoración de derechos de crédito sobre cuentas bancarias) dated August 8, 2001, between the Security Agent and Valencia de Cable, S.A. as intervened by Mr. Fernando Molina Stranz.

9.                                       Deed of pledge of credit rights over bank accounts (póliza de pignoración de derechos de crédito sobre cuentas bancarias) dated August 8, 2001, between the Security Agent and Mediterránea Sur Sistemas de Cable, S.A. as intervened by Mr. Fernando Molina Stranz.

10.                                 Deed of pledge of credit rights over bank accounts (póliza de pignoración de derechos de crédito sobre cuentas bancarias) dated August 8, 2001, between the Security Agent and Mediterránea Norte Sistemas de Cable, S.A. as intervened by Mr. Fernando Molina Stranz.

11.                                 Deed of pledge of credit rights over bank accounts (póliza de pignoración de derechose de crédito sobre cuentas bancarias) dated August 8, 2001, between the Security Agent and ONONet Communicaciones, S.A. as intervened by Mr. Fernando Molina Stranz.

12.                                 Deed of pledge of credit rights (póliza de pignoración de derechos de crédito) dated August 8, 2001, between the Security Agent and Cableuropa as intervened by Mr. Fernando Molina Stranz.

13.                                 Deed of pledge of credit rights (póliza de pignoración de derechos de crédito) dated August 8, 2001, between the Security Agent and Región de Murcia de Cable, S.A. as intervened by Mr. Fernando Molina Stranz.

14.                                 Deed of pledge of credit rights (póliza de pignoración de derechos de crédito) dated August 8, 2001, between the Security Agent and Valencia de Cable, S.A. as intervened by Mr. Fernando Molina Stranz.

15.                                 Deed of pledge of credit rights (póliza de pignoración de derechos de crédito) dated August 8, 2001, between the Security Agent and Mediterránea Sur Sistemas de Cable, S.A. as intervened by Mr. Fernando Molina Stranz.

16.                                 Deed of pledge of credit rights (póliza de pignoración de derechos de crédito) dated August 8, 2001, between the Security Agent and Mediterránea Norte Sistemas de Cable, S.A. as intervened by Mr. Fernando Molina Stranz.

17.                                 Public Deed of mortgage of trademarks (escritura pública de hipoteca de marcas) dated August 8, 2001, between Cableuropa and the Security Agent, executed before the Notary Public of Madrid, Mr. Fernando Molina Stranz.

18.                                 Notice from Cableuropa to the insurance companies (carta a las compañías aseguradoras) dated August 8, 2001.

19.                                 Deed of pledge of credit rights (póliza de pignoración de derechos de crédito) dated November 5, 2001, between the Security Agent and Cableuropa as intervened by Mr. Fernando Molina Stranz.

20.                                 Deed of pledge of shares (póliza de pignoración de acciones) in Cableuropa dated January 2, 2002, between the Security Agent and Holdco as intervened by Mr. Francisco Javier Cedrón López-Guerrero.

21.                                 Deed of pledge of credit rights over bank accounts (póliza de pignoración de derechos de crédito sobre cuentas bancarias) dated January 2, 2002, between the Security Agent and Holdco as intervened by Mr. Francisco Javier Cedrón López-Guerrero.

22.                                 Deed of pledge of credit rights (póliza de pignoración de derechos de crédito) dated February 4, 2002, between the Security Agent and Holdco as intervened by Mr. Fernando Molina Stranz.

23.                                 Deed of pledge of credit rights (póliza de pignoración de derechos de crédito) dated April 4, 2002, between the Security Agent and Holdco as intervened by Mr. Fernando Molina Stranz.

24.                                 Deed of pledge credit rights (póliza de pignoración de derechos de crédito) dated on or about the date of the Amendment Agreement between the Security Agent and Holdco as intervened by Mr. Fernando Molina Stranz.

SCHEDULE 8

PART I

MATERIAL DOCUMENTS

1                                         Each Civil Works Contract.

2                                         Each Management Contract.

3                                         Each Network Design Contract.

4                                         Each Interconnection Agreement.

5                                         The Shareholders Agreement.

6                                         Each Licence Concession.

7                                         Each Programming Agreement.

PART II

INTERCONNECTION AGREEMENTS

1                                         Interconnection Agreement between Cableuropa and Telefónica de Espãna S.A.U. dated 26 February 2001.

2                                         Interconnection Agreements between Cableuropa, Mediterránea Norte Sistemas de Cable, S.A., Mediterránea Sur Sistemas de Cable, S.A., Región de Murcia de Cable, S.A., Valencia de Cable, S.A. and Telefónica de Espãna S.A.U. dated 26 December 2000 and 26 June 2001.

3                                         Interconnection Agreement between Cableuropa and Cable and Wireless S.L. dated 12 November 2001.

4                                         Interconnection Agreement between Cableuropa, Mediterránea Norte Sistemas de Cable, S.A., Mediterránea Sur Sistemas de Cable, S.A., Región de Murcia de Cable, S.A., Valencia de Cable, S.A., ONONet Comunicaciones, S.A. and Retevisión Móvil S.A. dated 18 June 2002.

5                                         Interconnection Agreement between Cableuropa, Mediterránea Norte Sistemas de Cable, S.A., Mediterránea Sur Sistemas de Cable, S.A., Región de Murcia de Cable, S.A., Valencia de Cable, S.A., ONONet Comunicaciones, S.A. and Retevisión I S.A.U. dated 1 July 2002.

6                                         Interconnection Agreement between Cableuropa, Mediterránea Norte Sistemas de Cable, S.A., Mediterránea Sur Sistemas de Cable, S.A., Región de Murcia de Cable, S.A., Valencia de Cable, S.A., ONONet Comunicaciones, S.A. and Retevisión I S.A.U. dated 1 July 2002.

7                                         Interconnection Agreement between Cableuropa, Mediterránea Norte Sistemas de Cable, S.A., Mediterránea Sur Sistemas de Cable, S.A., Región de Murcia de Cable, S.A., Valencia de Cable, S.A., ONONet Comunicaciones, S.A. and Auna Telecomunicaciones S.A.U. dated 1 October 2002 and 1 December 2002.

8                                         Interconnection Agreement between Cableuropa, Mediterránea Norte Sistemas de Cable, S.A., Mediterránea Sur Sistemas de Cable, S.A., Región de Murcia de Cable, S.A., Valencia de Cable, S.A., ONONet Comunicaciones, S.A. and Tenaria S.A. dated 18 November 2002.

9                                         Interconnection Agreement between Cableuropa, Mediterránea Norte Sistemas de Cable, S.A., Mediterránea Sur Sistemas de Cable, S.A., Región de Murcia de Cable, S.A., Valencia de Cable, S.A., ONONet Comunicaciones, S.A. and Airtel Móvil S.A. dated 1 October 2002.

10                                  Interconnection Agreement between Cableuropa, Mediterránea Norte Sistemas de Cable, S.A., Mediterránea Sur Sistemas de Cable, S.A., Región de Murcia de Cable, S.A., Valencia de Cable, S.A., ONONet Comunicaciones, S.A. and Retecal Sociedad Operadora de Telecomunicaciones de Castilla y León S.A. dated 16 October 2002.

11                                  Interconnection Agreements between Cableuropa, Mediterránea Norte Sistemas de Cable, S.A., Mediterránea Sur Sistemas de Cable, S.A., Región de Murcia de Cable, S.A.,

Valencia de Cable, S.A., ONONet Comunicaciones, S.A. and Telefónica de Espãna S.A.U. dated 14 October 2002 and 30 October 2002.

12                                  Interconnection Agreements between Cableuropa, Mediterránea Norte Sistemas de Cable, S.A., Mediterránea Sur Sistemas de Cable, S.A., Región de Murcia de Cable, S.A., Valencia de Cable, S.A., ONONet Comunicaciones, S.A. and Uni2 Telecomunicaciones S.A.U. dated 22 January 2003.

SCHEDULE 9

SUBORDINATION TERMS

1                                         SUBORDINATION

1.1                               Subordination

Until the Lenders are fully and finally repaid and their Commitments irrevocably cancelled in full:

(a)                                  the Subordinated Debt or any interest thereon shall not be payable or repayable unless converted into share capital which is pledged pursuant to a Security Document;

(b)                                  no Obligor shall pay or repay any of the Subordinated Debt or any cash interest (provided that, for the avoidance of doubt, interest may accrue and be capitalised), fees, costs or expenses thereon; and

(c)                                  a lender of Subordinated Debt shall not:

(i)                                    demand repayment or payment of;

(ii)                                sue for;

(iii)                            exercise any enforcement rights (whether under any Encumbrance or otherwise) or commence winding up proceedings in respect of;

(iv)                               exercise any right of set-off or combination of accounts in respect of; or

(v)                                   prove in any liquidation in respect of,

any of the Subordinated Debt or any cash interest (provided that, for the avoidance of doubt, interest may accrue and be capitalised), fees, costs or expenses thereon.

1.2                               Account

If a lender of Subordinated Debt receives or obtains from any person payment or repayment of the Subordinated Debt, it shall pay an amount equal to the amount received to the Agent to be applied by it in reduction of the amounts owed under the Facilities.  This Clause 1.2 shall not create any trust or Encumbrance in respect of any amount so received or obtained.

1.3                               Voting in Liquidation

A lender of Subordinated Debt shall vote against any proposal in a winding up, dissolution, administration or bankruptcy of any Obligor or any similar or analogous proceedings which may have the effect of causing or allowing any of the Subordinated Debt to be paid before the amounts owed under the Facilities have been fully and finally repaid or otherwise in breach of the provisions of this Schedule 9.

2                                         ASSIGNMENTS, GUARANTEES AND SECURITY INTERESTS

2.1                               Assignments

(a)                                  Subject to paragraph (b) below, a lender of Subordinated Debt (unless (a) the Subordinated Debt is expressly governed by Spanish law and (b) the Agent has received written notice at that time from both the borrower and the lender of that Subordinated Debt that the Subordinated Debt has been entered into) may not assign, or create or allow to exist an Encumbrance (other than a Permitted Encumbrance) over, any of its interest or rights in or to the Subordinated Debt to or in favour of any person unless that person has first executed a deed in form and substance satisfactory to the Agent (acting on the instructions of an Instructing Group) by which it covenants for the benefit of the Agent, the Security Agent and the Lenders to be bound by the terms of this Schedule 9 as if it were the relevant lender of Subordinated Debt.

(b)                                 Cableuropa must assign all of its interest or rights as lender in or to the Subordinated Debt to or in favour of the Secured Creditors pursuant to a security document in form and substance satisfactory to the Agent (acting on the instructions of an Instructing Group).

2.2                               Guarantees and Encumbrances

(a)                                  None of the Obligors shall, and nor shall any of them permit any other person to, create or allow to exist; and

(b)                                  a lender of Subordinated Debt shall not require the provision of, and if held or provided shall forthwith discharge or release,

any guarantee or Encumbrance in respect of any of the Subordinated Debt.

SCHEDULE 10

LICENCE CONCESSIONS

(All Concession Agreements have been signed by the relevant Borrower and the Spanish Ministry of Development (Ministerio de Fomento))

COMPANY	AUTHORISATION( “TITULO HABILITANTE”)	SERVICE	TERRITORIAL SCOPE	DATE
CABLEUROPA S.A.U.	10 B1 Licences	Telephone service	Madrid	2/03/2000
			Sevilla	23/03/2000
			Mallorca, Huelva, Cantabria, Sanlúcar, Albacete, Puerto Santa María, Cádiz and Andalucía IV.	19//26/04/2000
	C1 Licence	National Network	National	13/01/2000
	Provisional Authorisation	Video on demand	Mallorca, Huelva, Cantabria, Sanlúcar, Albacete, Puerto Santa María, Cádiz.	19//26/04/2000
	C Authorisations	Supplier Access to the Internet	National	29/06/2000
		Videoconference		23/11/2000
		Interconnection networks of local area		8/03/2001
		Data supply by packages or circuits		8/03/2001
	Concession	Broadcasting television service	Mallorca, Huelva, Cantabria, Sanlúcar, Albacete, Puerto Santa María, Cádiz.	19//26-04/2000
VALENCIA DE CABLE S.A.	B1 Licence	Telephone service	Territorial demarcation Valencia	19/04/2000
	Provisional Authorisation	Video on demand	Territorial demarcation Valencia	19/04/2000

COMPANY	AUTHORISATION( “TITULO HABILITANTE”)	SERVICE	TERRITORIAL SCOPE	DATE
	C Authorisations	Supplier Access to the Internet	National	21/01/99
		Transmission of information, text, image and sound		19/10/2000
		Videoconference		23/11/2000
		Interconnection networks of local area		8/03/2001
		Data supply by packages or circuits		8/03/2001
	Concession	Broadcasting television service	Territorial demarcation Valencia	19/04/2000
ED. NORTE SISTEMAS DE CABLE S.A.	B1 Licence	Telephone service	North Valencia and Torrent	23/10/2000
	Provisional Authorisation	Video on demand	Territorial demarcation North Valencia and Torrent	23/10/2000
	C Authorisations	Supplier Access to the Internet	National	4/03/99
		Transmission of information, text, image and sound		19/10/2000
		Videoconference		16/11/2000
		Interconnection networks of local area		8/03/2001
		Data supply by packages or circuits		8/03/2001
	Concession	Broadcasting television service	North Valencia Community and Torrent	23/10/2000
MED. SUR SISTEMAS DE CABLE S.A.	B1 Licence	Telephone service	Demarcation south Valencia Community	19/04/2000
	Provisional Authorisation	Video on demand	Demarcation south Valencia Community	19/04/2000
	C Authorisations	Supplier Access to the Internet	National	4/03/99
		Transmission of information, text, image and sound		19/10/2000

COMPANY	AUTHORISATION( “TITULO HABILITANTE”)	SERVICE	TERRITORIAL SCOPE	DATE
		Videoconference		16/11/2000
		Interconnection networks of local area		8/03/2001
		Data supply by packages or circuits		8/03/2001
	Concession	Broadcasting television service	Demarcation south Valencia Community	19/04/2000
REGIÓN MURCIA DE CABLE S.A.	B1 Licence	Telephone service	Territorial demarcation Murcia region	26/04/2000
	Provisional Authorisation	Video on demand	Territorial demarcation Murcia region	26/04/2000
	C Authorisations	Supplier Access to the Internet	National	21/01/99
		Transmission of information, text, image and sound		19/10/2000
		Videoconference		16/11/2000
		Interconnection networks of local area		8/03/2001
		Data supply by packages or circuits		8/03/2001
	Concession	Broadcasting television service	Territorial demarcation Murcia region	26/04/2000

COMPANY	AUTHORISATION( “TITULO HABILITANTE”)	SERVICE	TERRITORIAL SCOPE	DATE
ONONET COMUNIC. S.A.U.	B1 Licence	Telephone service	Barcelona	21/09/2000
	C Authorisation	Supplier Access to the Internet	National	29/06/2000
		Videoconference		16/11/2000
		Interconnection networks of local area		8/03/2001
		Data supply by packages or circuits		8/03/2001

SCHEDULE 11

EXISTING FINANCIAL INDEBTEDNESS & NOTARISED FACILITIES

PART I

BANK GUARANTEES

Franchise	Credit Institution	Date	Amount (€)
Murcia	SCH	12/12/95	51,409
Murcia	SCH	14/12/95	601,012
Murcia	SCH	15/01/96	20,638
Murcia	Caja Murcia	09/11/96	9,781
Cableuropa	SCH	30/06/97	579
Cableuropa	SCH	04/09/97	480,810
Cableuropa	SCH	23/09/97	120,202
Valencia	Sabadell	22/11/97	601,012
Valencia	Bancaja	24/11/97	601,012
Valencia	Bancaja	24/11/97	300,506
Cableuropa	Bancaja	03/12/97	841,417
Murcia	Sabadell	03/12/97	1,502,530
Murcia	Dresdner	04/12/97	480,810
Cableuropa	SCH	07/02/98	9,015
Cableuropa	UNICAJA	17/04/98	180,304
Cableuropa	SCH	23/04/98	4,958
Murcia	Caja Murcia	05/05/98	77,891
Cableuropa	SCH	01/06/98	4,508
Cableuropa	la Caixa	22/06/98	432,729
Murcia	Caja Murcia	05/08/98	872,670
Cableuropa	Bancaja	20/08/98	120,202
Cableuropa	SCH	30/09/98	1,202
Med. Sur	SGR	01/10/98	1,202,024
Med. Norte	SGR	01/10/98	1,202,024
Cableuropa	Sabadell	01/10/98	3,005
Med. Norte	Bancaja	02/10/98	2,163,644
Med. Sur	Bancaja	02/10/98	1,472,480
Med. Sur	Barclays	02/10/98	300,506
Med. Sur	Barclays	02/10/98	420,708
Med. Norte	Barclays	02/10/98	300,506
Med. Norte	Barclays	02/10/98	420,708
Cableuropa	UNICAJA	07/10/98	240,405
Cableuropa	UNICAJA	07/10/98	2,884,858
Cableuropa	SCH	08/01/99	174,294
Med. Norte	Bancaja	13/01/99	174,294
Med. Norte	Bancaja	28/01/99	27,472
Med. Norte	Sabadell	11/02/99	1,803
Cableuropa	Urquijo	28/04/99	120,202
Med. Norte	Urquijo	28/04/99	336,567
Med. Sur	Urquijo	28/04/99	168,283
Cableuropa	UNICAJA	06/05/99	3,005
Cableuropa	UNICAJA	01/07/99	3,005

Franchise	Credit Institution	Date	Amount (€)
Med. Norte	Urquijo	02/09/99	16,180
Cableuropa	Urquijo	11/10/99	97,364
Cableuropa	Urquijo	11/10/99	28,849
Cableuropa	Urquijo	26/10/99	31,147
Murcia	Urquijo	09/02/00	3,606
Med. Sur	Urquijo	22/02/00	21,651
Med. Sur	Urquijo	29/02/00	79,362
Med. Norte	Urquijo	06/03/00	120,202
Cableuropa	Atlántico	16/03/00	63,106
Murcia	Atlántico	31/03/00	901,518
Med. Sur	Atlántico	31/03/00	1,412,378
Cableuropa	Atlántico	31/03/00	1,682,834
Cableuropa	Atlántico	31/03/00	150,253
Cableuropa	Atlántico	04/04/00	51,687
Cableuropa	Atlántico	10/04/00	18,030
Cableuropa	Atlántico	18/04/00	59,934
Cableuropa	Atlántico	03/05/00	22,989
Cableuropa	Atlántico	05/05/00	35,760
Med. Norte	Atlántico	23/05/00	91,176
Med. Norte	Atlántico	23/05/00	269,505
Med. Norte	Atlántico	23/05/00	16,250
Med. Norte	Atlántico	23/05/00	47,420
Med. Norte	Atlántico	23/05/00	163,707
Med. Norte	Atlántico	23/05/00	102,470
Med. Norte	Atlántico	23/05/00	223,072
Cableuropa	Atlántico	29/05/00	66,111
Cableuropa	Atlántico	11/07/00	944,825
Cableuropa	Sabadell	19/07/00	85,644
Cableuropa	SCH	04/08/00	105,778
Cableuropa	Urquijo	12/09/00	66,111
Murcia	Urquijo	12/09/00	601
Cableuropa	Urquijo	19/09/00	54,091
Cableuropa	Urquijo	28/09/00	60,101
Cableuropa	Atlántico	28/09/00	60,101
Cableuropa	Urquijo	06/10/00	4,822
Cableuropa	Urquijo	06/10/00	5,529
Cableuropa	Urquijo	06/10/00	28,169
Cableuropa	Urquijo	16/10/00	61,604
Cableuropa	Atlántico	20/10/00	102,142
Cableuropa	Atlántico	06/11/00	16,558
Cableuropa	Atlántico	06/11/00	22,418
Med. Norte	Atlántico	06/11/00	5,882
Med. Norte	Urquijo	16/11/00	49,397
Cableuropa	Urquijo	16/11/00	30,051
Cableuropa	Urquijo	01/12/00	4,680
Cableuropa	Urquijo	01/12/00	13,448
Cableuropa	Popular	05/12/00	54,091
Med. Sur	Atlántico	12/12/00	40,975
Cableuropa	Atlántico	13/12/00	31,996
Med. Norte	Atlántico	15/12/00	53,566
Cableuropa	Atlántico	19/12/00	7,425
Cableuropa	Atlántico	20/12/00	75,127

Franchise	Credit Institution	Date	Amount (€)
Cableuropa	Atlántico	22/12/00	24,347
Cableuropa	Atlántico	22/12/00	11,042
Cableuropa	Atlántico	22/12/00	6,369
Cableuropa	Atlántico	22/12/00	16,747
Cableuropa	Atlántico	11/01/01	6,010
Cableuropa	Atlántico	25/01/01	22,471
Cableuropa	Atlántico	25/01/01	9,471
Cableuropa	Atlántico	16/02/01	3,606
Med. Sur	Atlántico	16/02/01	57,514
Med. Sur	Atlántico	16/02/01	15,531
Med. Sur	Atlántico	16/02/01	93,705
Med. Sur	Atlántico	16/02/01	35,341
Med. Norte	Atlántico	16/02/01	122,951
Med. Norte	Atlántico	16/02/01	41,256
Med. Norte	Atlántico	16/02/01	94,734
Cableuropa	Atlántico	20/02/01	46,879
Cableuropa	Atlántico	20/02/01	40,268
Cableuropa	Atlántico	22/02/01	3,874
Cableuropa	Atlántico	22/02/01	6,555
Med. Sur	Atlántico	22/02/01	6,010
Cableuropa	Atlántico	07/03/01	15,072
Cableuropa	Atlántico	12/03/01	434
Cableuropa	Atlántico	29/03/01	72,121
Cableuropa	Atlántico	05/04/01	23,235
Med. Norte	Atlántico	30/04/01	32,572
Cableuropa	Atlántico	22/05/01	36,061
Cableuropa	Atlántico	23/05/01	11,089
Cableuropa	Atlántico	12/06/01	902
Cableuropa	Atlántico	13/06/01	15,677
Med. Sur	Atlántico	13/06/01	6,010
Cableuropa	Atlántico	13/06/01	14,281
Cableuropa	Atlántico	13/06/01	9,063
Cableuropa	Atlántico	20/06/01	6,010
Cableuropa	Atlántico	05/07/01	25,243
Murcia	Atlántico	09/07/01	30,051
Murcia	Atlántico	09/07/01	1,503
Murcia	Atlántico	09/07/01	2,104
Med. Sur	Atlántico	10/07/01	20,246
Murcia	Atlántico	10/07/01	150
Cableuropa	Atlántico	18/07/01	15,025
Murcia	Atlántico	03/08/01	3,005
Murcia	Atlántico	09/08/01	3,907
Cableuropa	Atlántico	09/08/01	31,658
Cableuropa	Atlántico	09/08/01	3,770
Valencia	Atlántico	13/08/01	2,507
Cableuropa	Atlántico	13/08/01	1,992
Valencia	Atlántico	13/08/01	3,172
Murcia	Atlántico	23/08/01	120
Cableuropa	Atlántico	29/08/01	126,253
Cableuropa	Atlántico	03/09/01	9,168
Cableuropa	Atlántico	10/09/01	120,202
Cableuropa	Urquijo	19/09/01	247,069

Franchise	Credit Institution	Date	Amount (€)
Cableuropa	Urquijo	19/09/01	127,521
Cableuropa	Atlántico	24/09/01	54,091
Med. Sur	Urquijo	28/09/01	6,010
Cableuropa	Atlántico	10/10/01	1,671
Cableuropa	Atlántico	29/10/01	55,882
Cableuropa	Atlántico	13/12/01	689,361
Cableuropa	Atlántico	13/12/01	689,361
Cableuropa	Atlántico	13/12/01	689,361
Cableuropa	Atlántico	13/12/01	689,361
Cableuropa	Atlántico	13/12/01	689,361
Cableuropa	Atlántico	13/12/01	102,318
Valencia	Atlántico	13/12/01	3,098
Cableuropa	Atlántico	31/12/01	3,005
Valencia	Atlántico	02/01/02	4,200
Med. Norte	Atlántico	02/01/02	21,335
Cableuropa	Atlántico	03/01/02	15,025
Cableuropa	Atlántico	24/01/02	24,720
Cableuropa	Urquijo	12/02/02	561
Cableuropa	Urquijo	05/03/02	1,800
Murcia	Atlántico	15/03/02	42,071
Med. Sur	Atlántico	15/03/02	24,450
Cableuropa	Sabadell	22/03/02	509,177
Cableuropa	Sabadell	25/03/02	509,177
Cableuropa	Sabadell	25/03/02	117,093
Cableuropa	Atlántico	26/03/02	509,177
Cableuropa	Atlántico	26/03/02	4,160
Valencia	Atlántico	31/03/02	1,202,024
Cableuropa	SCH	05/04/02	509,177
Cableuropa	SCH	05/04/02	509,177
Med. Sur	Urquijo	08/04/02	775
Cableuropa	Atlántico	18/04/02	60,630
Murcia	Urquijo	25/04/02	6,000
Cableuropa	Atlántico	28/04/02	33,657
Murcia	Atlántico	07/05/02	26,560
Cableuropa	Atlántico	29/05/02	54,091
Cableuropa	ACC	24/06/02	9,794
Med. Norte	Atlántico	02/07/02	12,560
Med. Sur	Atlántico	05/08/02	23,467
Cableuropa	Atlántico	09/08/02	339,971
Cableuropa	Atlántico	09/08/02	109,443
Cableuropa	Atlántico	09/08/02	461,621
Cableuropa	Atlántico	09/08/02	240,386
Cableuropa	Urquijo	14/08/02	60
Med. Sur	Atlántico	14/08/02	50,000
Cableuropa	Atlántico	27/08/02	3,594
Murcia	ACC	28/08/02	12,000
Cableuropa	Urquijo	05/09/02	4,956
Cableuropa	Urquijo	05/09/02	72,720
Cableuropa	Urquijo	06/09/02	14,160
Valencia	Atlántico	06/09/02	889
Cableuropa	Atlántico	29/09/02	9,348
Med. Sur	Urquijo	02/10/02	4,530

Franchise	Credit Institution	Date	Amount (€)
Cableuropa	Atlántico	24/10/02	1,165,800
Cableuropa	Atlántico	24/10/02	1,165,800
Cableuropa	Atlántico	24/10/02	122,848
Cableuropa	ACC	08/11/02	12,000
Cableuropa	SCH	18/11/02	1,165,800
Cableuropa	SCH	18/11/02	1,165,800
Cableuropa	SCH	18/11/02	1,165,800
Cableuropa	SCH	18/11/02	110,603
Cableuropa	SCH	18/11/02	1,049,600
Cableuropa	SCH	18/11/02	1,049,600
Cableuropa	SCH	18/11/02	1,049,600
Cableuropa	SCH	18/11/02	1,049,600
Cableuropa	SCH	18/11/02	1,049,600
Cableuropa	ACC	20/11/02	12,000
Cableuropa	Urquijo	22/11/02	110,603
Cableuropa	Caja Castilla la Mancha	02/12/02	43,273
Cableuropa	Sabadell	03/12/02	60,101
Cableuropa	Urquijo	04/12/02	15,000
Cableuropa	Urquijo	04/12/02	15,000
Med. Norte	Urquijo	04/12/02	8,984
Cableuropa	Sabadell	10/12/02	59,500
Cableuropa	Atlántico	10/12/02	4,728
Cableuropa	Urquijo	12/12/02	7,280
Murcia	Urquijo	12/12/02	19,040
Cableuropa	UNICAJA	13/12/02	1,049,600
Cableuropa	Sabadell	13/12/02	1,165,800
Cableuropa	Sabadell	13/12/02	1,165,800
Cableuropa	ACC	17/12/02	6,000
Cableuropa	ACC	24/05/03	6,010
Cableuropa	ACC	24/06/03	2,182
Cableuropa	ACC	08/07/03	3,005

			52,682,340

PART II

SHORT AND MEDIUM TERM DEBT

Short Term Loans(1)	Maturity	Maximum Amount (€)
B. Sabadell	21/01/2003	9,000,000
BSCH	14/01/2003	6,010,000
B. Urquijo	03/07/2003	5,000,000
B. Atlantico	08/11/2003	2,000,000
Popular	17/09/2003	1,000,000
Bancaja	27/07/2003	3,000,000
Banesto	04/02/2003	300,000
Unicaja	13/03/2002	1,803,036

Total		28,913,036

Medium Term Loans(2)	Maturity	Maximum Amount (€)
Caixa	01/01/2005	2,185,920

Total Short and Medium Term Loans		31,098,957

(1)                                  In each case, the borrower of these loans is Cableuropa.

(2)                                  The borrower of this loan was Santander de Cable, S.A..

SCHEDULE 12

SHAREHOLDINGS

Obligor	Shareholding
Región de Murcia de Cable, S.A.	99.38144%
Valencia de Cable, S.A.	98.129962%
Mediterránea Sur Sistemas de Cable, S.A.	92.0699893591%
Mediterránea Norte Sistemas de Cable, S.A.	97.8303405%
ONONet Comunicaciones, S.A.	100.0%

SCHEDULE 13

FORM OF PREPAYMENT OPTION NOTICE

From:	[Agent]

To:	[Facility C Lender] in its capacity as a Facility C Lender

Dated:

Dear Sirs

1                                         We refer to the agreement (as from time to time amended, varied, novated or supplemented, the “Facility Agreement”) dated 8 August 2001 and made between Cableuropa, S.A.U. and the parties named therein as borrowers, Cableuropa, S.A.U. and the parties named therein as guarantors, the financial institutions named therein as lead arrangers, ourselves as agent and as security agent and the persons named therein as lenders.  Terms defined in the Facility Agreement shall have the same meaning in this notice.

2                                         We hereby give you notice that, pursuant to the Facility Agreement and upon the terms contained therein, Cableuropa has given us notice of an offer of prepayment pursuant to Clause [7.2 (Voluntary Prepayment of Facility C)/8.3 (Mandatory Prepayment of Facility C)] of the [Facility C Voluntary Prepayment Amount/Facility C Mandatory Prepayment Amount].  The portion of the prepayment amount to be allocated to you and the date on which such prepayment will be made to you (should you elect to receive such prepayment) are set forth below:

(a)                                  Total [Facility C Voluntary Prepayment Amount/Facility C Mandatory Prepayment Amount]:

(b)                                  Portion of [Facility C Voluntary Prepayment Amount/Facility C Mandatory Prepayment Amount] to be received by you:

(c)                                  [Facility C Voluntary Prepayment Date/Facility C Mandatory Prepayment Date]:

3                                         IF YOU DO NOT WISH TO RECEIVE ALL OF THE [FACILITY C VOLUNTARY PREPAYMENT AMOUNT/FACILITY C MANDATORY PREPAYMENT AMOUNT] ALLOCATED TO YOU ON THE [FACILITY C VOLUNTARY PREPAYMENT DATE/FACILITY C MANDATORY PREPAYMENT DATE] INDICATED IN PARAGRAPH 2 ABOVE, please sign this notice in the space provided below and indicate the percentage of the [Facility C Voluntary Prepayment Amount/Facility C Mandatory Prepayment Amount] otherwise payable which you do not wish to receive.  Please return this notice as so completed via facsimile to the attention of [                ] at [                     ], no later than 11.00 am (London time) on the Business Day prior to the [Facility C Voluntary Prepayment Date/Facility C Mandatory Prepayment Date]. IF YOU DO NOT RETURN THIS NOTICE, YOU WILL RECEIVE 100% OF THE [FACILITY C VOLUNTARY PREPAYMENT AMOUNT/FACILITY C MANDATORY PREPAYMENT AMOUNT] ALLOCATED TO YOU ON THE [FACILITY C VOLUNTARY PREPAYMENT DATE/FACILITY C MANDATORY PREPAYMENT DATE].

Yours faithfully

[Agent]
as Agent

[Facility C Lender]

Percentage of [Facility C Voluntary Prepayment Amount/Facility C Mandatory Prepayment Amount] declined: [         ]%

SCHEDULE 14

FORM OF CONFIDENTIALITY UNDERTAKING

[Letterhead of Seller/Seller’s agent/broker]

To:

[insert name of Potential Purchaser/Purchaser’s agent/broker]

Re:                             The Agreement

Borrowers: Cableuropa, S.A.U. and certain of its subsidiaries

Date: 8 August 2001 (as amended and restated from time to time)

Amount:  €750,000,000

Agent: Banc of America Securities Limited

Dear Sirs

We understand that you are considering [acquiring]a/[arranging the acquisition of]b an interest in the Agreement (the “Acquisition”).  In consideration of us agreeing to make available to you certain information, by your signature of a copy of this letter you agree as follows:

1                                         Confidentiality Undertaking  You undertake (a) to keep the Confidential Information confidential and not to disclose it to anyone except as provided for by paragraph 2 below and to ensure that the Confidential Information is protected with security measures and a degree of care that would apply to your own confidential information, (b) to use the Confidential Information only for the Permitted Purpose, (c) to use all reasonable endeavours to ensure that any person to whom you pass any Confidential Information (unless disclosed under paragraph 2[(c)/(d)]c below) acknowledges and complies with the provisions of this letter as if that person were also a party to it, and (d) not to make enquiries of any member of the Group or any of their officers, directors, employees or professional advisers relating directly or indirectly to the Acquisition.

2                                         Permitted Disclosure  We agree that you may disclose Confidential Information:

a                                            Delete if addressee is acting as broker or agent.

b                                            Delete if addressee is acting as principal.

c                                            Delete as applicable.

(a)                                  to members of the Purchaser Group and their officers, directors, employees and professional advisers to the extent necessary for the Permitted Purpose and to any auditors of members of the Purchaser Group;

(b)                                  [subject to the requirements of the Agreement, in accordance with the Permitted Purpose so long as any prospective purchaser has delivered a letter to you in equivalent form to this letter;]

[(b/c)]c            subject to the requirements of the Agreement, to any person to (or through) whom you  assign, transfer or novate (or may potentially assign, transfer or novate) all or any of the rights, benefits and obligations which you may acquire under the Agreement or with (or through) whom you enter into (or may potentially enter into) any sub-participation in relation to, or any other transaction under which payments are to be made by reference to, the Agreement or the Borrowers or any member of the Group so long as that person has delivered a letter to you in equivalent form to this letter; and

[(c/d)]c            (i) where requested or required by any court of competent jurisdiction or any competent judicial, governmental, supervisory or regulatory body, (ii) where required by the rules of any stock exchange on which the shares or other securities of any member of the Purchaser Group are listed or (iii) where required by the laws or regulations of any country with jurisdiction over the affairs of any member of the Purchaser Group.

3                                         Notification of Required or Unauthorised Disclosure You agree (to the extent permitted by law) to inform us of the full circumstances of any disclosure under paragraph 2[(c)/(d)]c or upon becoming aware that Confidential Information has been disclosed in breach of this letter.

4                                         Return of Copies  If we so request in writing, you shall return all Confidential Information supplied to you by us and destroy or permanently erase all copies of Confidential Information made by you and use all reasonable endeavours to ensure that anyone to whom you have supplied any Confidential Information destroys or permanently erases such Confidential Information and any copies made by them, in each case save to the extent that you or the recipients are required to retain any such Confidential Information by any applicable law, rule or regulation or by any competent judicial, governmental, supervisory or regulatory body or in accordance with internal policy, or where the Confidential Information has been disclosed under paragraph 2[(c)/(d)]c above.

5                                         Continuing Obligations  The obligations in this letter are continuing and, in particular, shall survive the termination of any discussions or negotiations between you and us.  Notwithstanding the previous sentence, the obligations in this letter shall cease (a) if you become a party to or otherwise acquire (by assignment, transfer, novation or sub-participation) an interest, direct or indirect, in the Agreement or (b) twelve months after you have returned all Confidential Information supplied to you by us and destroyed or permanently erased all copies of Confidential Information made by you (other than any such Confidential Information or copies which have been disclosed under paragraph 2 above (other than sub-paragraph 2(a)) or which, pursuant to paragraph 4 above, are not required to be returned or destroyed).

6                                         No Representation; Consequences of Breach, etc  You acknowledge and agree that:

(a)                                  neither we, [nor our principal]d nor any member of the Group nor any of our or their respective officers, employees or advisers (each a “Relevant Person”) (i) make any representation or warranty, express or implied, as to, or assume any responsibility for, the accuracy, reliability or completeness of any of the Confidential Information or any other information supplied by us or the assumptions on which it is based or (ii) shall be under any obligation to update or correct any inaccuracy in the Confidential Information or any other information supplied by us or be otherwise liable to you or any other person in respect to the Confidential Information or any such information; and

(b)                                  we [or our principal]d or members of the Group may be irreparably harmed by the breach of the terms hereof and damages may not be an adequate remedy; each Relevant Person may be granted an injunction or specific performance for any threatened or actual breach of the provisions of this letter by you.

7                                         No Waiver; Amendments, etc  This letter sets out the full extent of your obligations of confidentiality owed to us in relation to the information the subject of this letter.  No failure or delay in exercising any right, power or privilege hereunder will operate as a waiver thereof nor will any single or partial exercise of any right, power or privilege preclude any further exercise thereof or the exercise of any other right, power or privileges hereunder.  The terms of this letter and your obligations hereunder may only be amended or modified by written agreement between us.

8                                         Inside Information  You acknowledge that some or all of the Confidential Information is or may be price-sensitive information and that the use of such information may be regulated or prohibited by applicable legislation relating to insider dealing and you undertake not to use any Confidential Information for any unlawful purpose.

9                                         Nature of Undertakings  The undertakings given by you under this letter are given to us and (without implying any fiduciary obligations on our part) are also given for the benefit of [our principal,]d the Borrowers and each other member of the Group.

10                                  Third party rights

(a)                                  Subject to paragraph 6 and paragraph 9 the terms of this letter may be enforced and relied upon only by you and us and the operation of the Contracts (Rights of Third Parties) Act 1999 is excluded.

(b)                                  Notwithstanding any provisions of this letter, the parties to this letter do not require the consent of any Relevant Person or any member of the Group to rescind or vary this letter at any time.

11                                   Governing Law and Jurisdiction  This letter (including the agreement constituted by your acknowledgement of its terms) shall be governed by and construed in accordance with the laws of England and the parties submit to the non-exclusive jurisdiction of the English courts.

12                                  Definitions  In this letter (including the acknowledgement set out below) terms defined in the Agreement shall, unless the context otherwise requires, have the same meaning and:

d                                            Delete if letter is sent out by the Seller rather than the Seller’s broker or agent.

“Confidential Information” means any information relating to the Borrowers, the Group, the Agreement and/or the Acquisition provided to you by us or any of our affiliates or advisers, in whatever form, and includes information given orally and any document, electronic file or any other way of representing or recording information which contains or is derived or copied from such information but excludes information that (a) is or becomes public knowledge other than as a direct or indirect result of any breach of this letter or (b) is known by you before the date the information is disclosed to you by us or any of our affiliates or advisers or is lawfully obtained by you thereafter, other than from a source which is connected with the Group and which, in either case, as far as you are aware, has not been obtained in violation of, and is not otherwise subject to, any obligation of confidentiality;

“Group” means Cableuropa and each of its holding companies and subsidiaries and each subsidiary of each of its holding companies (as each such term is defined in the Companies Act 1985 of the United Kingdom);

“Permitted Purpose” means [subject to the terms of this letter, passing on information to a prospective purchaser for the purpose of]b considering and evaluating whether to enter into the Acquisition; and

“Purchaser Group” means you, each of your holding companies and subsidiaries and each subsidiary of each of your holding companies (as each such term is defined in the Companies Act 1985 of the United Kingdom).

Please acknowledge your agreement to the above by signing and returning the enclosed copy.

Yours faithfully

For and on behalf of

[Seller/Seller’s agent/broker]

To:

[Seller]

[Seller’s agent/broker]

The Borrowers and each other member of the Group

We acknowledge and agree to the above:

For and on behalf of

[Potential Purchaser/Purchaser’s agent/broker]

SIGNATORIES*

CABLEUROPA, S.A.U.

CABLEUROPA, S.A.U. (as agent and representative of each Obligor, as a Borrower and as a Guarantor)

By:

Address:

Edificio Belagua
Calle Basauri 7
Urbanización La Florida
28023 Aravaca
Madrid
Spain

THE BORROWERS

REGIÓN DE MURCIA DE CABLE, S.A.
VALENCIA DE CABLE, S.A.
MEDITERRÁNEA SUR SISTEMAS DE CABLE, S.A.
MEDITERRÁNEA NORTE SISTEMAS DE CABLE, S.A.
ONONET COMUNICACIONES, S.A.

Each by:

Address:

Edificio Belagua
Calle Basauri 7
Urbanización La Florida
28023 Aravaca
Madrid
Spain

THE GUARANTORS

REGIÓN DE MURCIA DE CABLE, S.A.
VALENCIA DE CABLE, S.A.
MEDITERRÁNEA SUR SISTEMAS DE CABLE, S.A.
MEDITERRÁNEA NORTE SISTEMAS DE CABLE, S.A.

* References to certain of the signatories to this Agreement on 8 August 2001 have been deleted following their merger by absorption with Cableuropa.

ONONET COMUNICACIONES, S.A.

Each by:

THE LEAD ARRANGERS

BANC OF AMERICA SECURITIES LIMITED

By:

BARCLAYS CAPITAL

By:

BNP PARIBAS SUCURSAL EN ESPANA, S.A.

By:

CIBC WORLD MARKETS PLC

By:

CRÉDIT LYONNAIS S.A.

By:

DEUTSCHE BANK AG LONDON

By:

FORTIS BANK S.A./N.V.

By:

SALOMON BROTHERS INTERNATIONAL LIMITED

By:

SCOTIABANK EUROPE PLC

By:

TD BANK EUROPE LIMITED

By:

THE GOVERNOR AND COMPANY OF THE BANK OF SCOTLAND

By:

THE ROYAL BANK OF SCOTLAND PLC

By:

THE SECURITY AGENT

BANC OF AMERICA SECURITIES LIMITED

By:

Address:	1 Alie Street
London
E1 8DE

THE AGENT

BANC OF AMERICA SECURITIES LIMITED

By:

THE LENDERS

BANK OF AMERICA, S.A.

By:

BARCLAYS BANK PLC

By:

CITIBANK INTERNATIONAL PLC SUCURSAL EN ESPAÑA

By:

TD BANK EUROPE LIMITED

By:

CRÉDIT LYONNAIS S.A.

By:

THE ROYAL BANK OF SCOTLAND PLC

By:

DEUTSCHE BANK AG LONDON

By:

INSTITUTO DE CRÉDITO OFICIAL

By:

CIBC WORLD MARKETS PLC

By:

FORTIS BANK S.A./N.V.

By:

BNP PARIBAS SUCURSAL EN ESPAÑA

By:

THE GOVERNOR AND COMPANY OF THE BANK OF SCOTLAND

By:

SCOTIABANK EUROPE PLC

By:

THE GOVERNOR AND COMPANY OF THE BANK OF IRELAND

By:

ABC INTERNATIONAL BANK PLC

By:

UBS (LUXEMBOURG) S.A.

By:

MONTES DE PIEDAD Y CAJA DE AHORROS DE
RONDA, CÁDIZ, ALMERÍA, MÁLAGA Y ANTEQUERA (UNICAJA)

By:

BANCO DE SABADELL, S.A.

By:

CDP CAPITAL-EUROMEZZ S.À R.L.

By:

HARBOURMASTER LOAN CORPORATION B.V.

By:

With my intervention, stating that this Agreement of  144 pages executed in 5 original copies for one sole purpose through the signature by all parties of the respective signature pages only, has been witnessed by myself by sealing and signing on each page.  (Con mi intervención, haciendo constar que el presente contrato consta de 144 páginas, ha sido celebrado en 5 ejemplares originales a un solo efecto mediante la firma por todas las partes de las páginas respectivas de firmas exclusivamente, e intervenido por mí mediante su sellado y firma en cada una de sus páginas.)

Signature and seal of Fernando Molina Stranz Notario de Madrid.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cableuropa, S.A.U.

	By:	/s/ Richard Alden
Name: Richard Alden
Title: Chief Executive Officer

1 April 2003